Exhibit C-10

2023 Fall Economic Statement

—2023— Fall Economic Statement

©His Majesty the King in Right of Canada (2023)

All rights reserved

All requests for permission to reproduce this document

or any part thereof shall be addressed to the Department of Finance Canada.

This document is available at www.canada.ca/fall-economic-statement

Cette publication est aussi disponible en français.

Cat No.: F1-52E

ISSN: 2370-5418

In case of discrepancy between the printed version and the electronic version, the electronic version will prevail.

Foreword

Since 2015, our government’s economic plan has been and remains to build a strong economy that works for everyone—with good jobs that people can count on.

Major investments in public transit, in EV battery factories, and in new energy projects are not just one-off public expenditures. They are investments—decades-long investments—in the economic growth which creates middle class jobs, raises incomes, and makes middle class communities more prosperous.

Affordable early learning and child care is an investment in our social infrastructure, and it is also transformative economic policy. It gives children the best possible start in life, while supporting record women’s employment and helping to address the labour shortages which contributed to inflation.

Enhancements to Canada’s social safety net, ranging from the Canada Child Benefit to the Canada Workers Benefit to the Canadian Pension Plan, are about driving down inequality, raising incomes, and ensuring by design, not by trickle-down, that everyone can truly share in our country’s prosperity.

With investments in our economy, our communities, and a new generation of middle class careers, we have focused, relentlessly, on ensuring that government investments help to deliver real economic opportunities for Canadians.

This Fall Economic Statement provides an update on our economic plan—and builds upon it.

Inflation is coming down, wages are going up, and private sector economists now expect Canada to avoid the recession that many had predicted. Over a million more Canadians are employed today compared to before the pandemic.

In the first half of this year, Canada received the third-most foreign direct investment of any country in the world—and the highest per capita in the G7. The IMF projects Canada to likewise see the strongest economic growth in the G7 next year.

Our economic plan is working.

But the rapid global increase in interest rates is having an impact on both the global economy and our own—and Canadians are feeling the squeeze. That is why this Fall Economic Statement is narrowly focused on two key challenges.

The first key challenge is supporting the middle class at a time when some prices are still high and mortgage renewals are looming. That is why we are introducing new targeted measures to help stabilize prices, make life more affordable, and protect Canadians with mortgages.

And we are making a conscious decision to avoid pouring fuel on the fire of inflation—thus doing our part to ensure that interest rates can fall as soon as possible, which is the number one priority for millions of Canadians today.

The second challenge is both the largest and the most urgent. Building the homes a growing Canada requires demands a great national effort—and it is an effort that our federal government is leading. Building on the significant action we have already taken—including this fall alone—this Fall Economic Statement takes further concrete steps to get more homes built, faster, and to help make housing more affordable across the country. We approach this task with the purpose, drive, and intensity it deserves, and we will continue to take action to address this most pressing challenge for as long as it takes.

Foreword    i

Our response to these challenges is built upon our responsible fiscal plan. Following the unwinding of emergency supports, Canada’s rate of fiscal consolidation has been the fastest in the G7 since the depths of the pandemic, and we maintain both the lowest deficit and net debt-to-GDP ratio of any G7 country. With further reductions in public sector spending, this Fall Economic Statement takes further action to ensure Canada’s finances remain sustainable—and that we can continue to responsibly invest in Canadians for years to come.

I am incredibly optimistic about what the years to come will mean for Canadians.

At the heart of the promise of Canada is the conviction that, no matter who you are—no matter what you look like or who you love or where you were born—every day represents a new opportunity.

That if you work hard, you can share in the remarkable possibilities of our remarkable country—with a good career that pays you well, and with a home you can afford.

Building a Canada that delivers on the promise of the greatest country in the world will be our work for these next two years—and beyond.

Canada is not and has never been broken.

We are the imperfect but remarkable creation of generations of Canadians who did their part to build a better country—in good times and in tough times, calloused hand by calloused hand.

Generations of Canadians who fought fear and cynicism with hope and hard work.

Generations of Canadians who fought, day after day, to keep Canada moving forward.

And generations of Canadians who believed—just as I do, today—that better is always possible.

The Honourable Chrystia Freeland, P.C., M.P.

Deputy Prime Minister and Minister of Finance

Table of contents

Foreword	i

Economic and Fiscal Overview	1

1. Recent Economic Developments	2

Progress on Reducing Inflation	2

Canada’s Jobs Market and Economic Fundamentals Remain Strong	5

2. Canadian Economic Outlook	7

Private Sector Economists Expect Canada to Avoid Recession	7

Economic Scenario Analysis	8

3. Fiscal Outlook	10

Canada’s Responsible Economic Plan	10

Fiscal Anchor	11

Preserving Canada’s Fiscal Advantage	12

International Comparisons	13

Chapter 1: Canada’s Housing Action Plan	15

1.1 Building More Homes, Faster	17

Accelerating How Communities Build Housing	17

Leveraging Federal Funding to Build More Homes	20

Removing the GST From New Co-op Rental Housing	20

More Financing for Apartment Construction	21

Building More Affordable Housing	22

Unlocking $20 Billion in Low-Cost Rental Financing	22

Speeding Up Financing Approvals to Build More Homes, Faster	22

Repurposing More Federal Lands for Housing	23

Strengthening the Co-operative Housing Development Program	23

Leveraging the Canada Infrastructure Bank to Support More Housing	24

Update on Indigenous Housing and the Urban, Rural, and Northern Indigenous Housing Strategy	24

Establishing the Department of Housing, Infrastructure and Communities	24

1.2 More Construction Workers to Build More Homes	25

Breaking Down Barriers to Internal Labour Mobility	25

Prioritizing Construction Workers for Permanent Residency	26

1.3 Supporting Renters, Buyers, and Homeowners	26

Cracking Down on Non-Compliant Short-Term Rentals	26

The New Canadian Mortgage Charter	27

Housing International Students and Protecting Them From Fraud	30

Chapter 2: Supporting a Strong Middle Class	33

2.1 Making Life More Affordable	36

Strengthening Competition to Help Stabilize Prices in Canada	36

Right to Repair	37

Making Groceries More Affordable	37

Cracking Down on Junk Fees	37

Delivering Support for Canadians on Energy Bills	39

Doubling the Rural Top-up for Eligible Canadians	39

Helping More Households Make the Switch to Electric Heat Pumps	39

Temporarily Pausing the Federal Pollution Price on Heating Oil	40

Enhancing Low-Cost and No-Cost Bank Accounts	40

An Independent Ombudsman for Canadians Dealing With Their Banks	40

Consumer-Driven Banking	40

Supporting Canada’s Payments Modernization	41

Supporting Small Businesses	41

Removing the GST/HST From Psychotherapy and Counselling	42

A New Employment Insurance Adoption Benefit	42

Enhancing Employment Insurance Supports for Seasonal Workers	43

2.2 Stronger Health Care	43

Delivering Dental Care for Canadians	43

Strengthening Public Health Care	44

Chapter 3: Building an Economy That Works for All Canadians	47

3.1 Building Canada’s Clean Economy	49

Using Waste Biomass to Generate Electricity and Heat	53

3.2 Canada’s Economic Plan is Globally Competitive	53

3.3 Investing in Canada’s Economy	55

Building Canada’s Strong Electric Vehicle Battery Supply Chain	55

Delivering the Canada Growth Fund	58

Carbon Contracts for Difference	58

3.4 Creating Opportunities for Workers and Businesses	59

Getting Major Projects Built Faster	59

Pension Fund Investment	61

Supporting Employee Ownership Trusts	62

Indigenous Loan Guarantee Program	62

Sustainable Finance Action	62

Defending Canadian Businesses Against Unfair Foreign Treatment	63

Ensuring Crown Corporations Are Delivering for Canadians	63

Chapter 4: Effective Government, a Fair Tax System, and a Stable Financial Sector	65

4.1 Effective, Efficient Government	65

Responsible Government Spending	65

Responsible Investments to Meet the Current Needs of Canadians	65

Protecting Public Interest in Cases of Public Post-Secondary Educational Institutions Insolvency	66

4.2 A Fair Tax System	66

International Tax Reform and Digitalization	66

Supporting Journalists and News Organizations	67

4.3 A Stable, Secure Financial Sector	67

Combatting Financial Crimes	67

Combatting Security Risks to Canada’s Financial Sector	69

Update on Protecting Canadians From the Risks of Crypto-Assets	69

Annex 1: Details of Economic and Fiscal Projections	71

Annex 2: Debt Management Strategy	99

Annex 3: Legislative Measures	105

Annex 4: Statement on Gender, Diversity, and Inclusion	107

Tax Measures: Supplementary Information	113

v

Economic and Fiscal Overview

Following a strong recovery from the pandemic recession, Canada’s economy has remained resilient. Our unemployment rate remains low, over a million more Canadians are employed compared to when the pandemic hit, and wage growth has outpaced inflation for the past nine months. The International Monetary Fund (IMF) projects that Canada’s economic plan will deliver the strongest economic growth in the G7 next year (Chart 1), despite a subdued global economic outlook.

Yet for many Canadians, this remains a challenging time. Higher housing costs and still-elevated consumer prices are putting pressure on families every month. To combat inflation around the world, the world’s central banks have implemented the steepest series of interest rate increases in decades. These interest rate increases have led to a slowing of the Canadian economy, though private sector economists do not expect inflation to return to 2 per cent until the end of 2024.

The government’s economic plan is helping Canadians navigate these economic headwinds. Investments in Canadians—ranging from the Canada Child Benefit, to enhanced benefits and pensions for seniors, to stronger public health care and a Canada-wide system of affordable early learning and child care—have supported Canadians’ incomes and higher numbers of Canadians participating in the labour force, including a record number of working-age women. Historic investments in infrastructure and Canada’s growing clean economy will have both short- and long-term economic benefits—helping to create good careers, vibrant communities, and grow our economy for decades to come. Supported by one of the most competitive tax regimes in the first half of 2023, Canada received the third-most foreign direct investment in the world (Chart 2), which is helping to drive economic growth in communities across the country.

Against this backdrop, the government is also delivering on its commitment to responsible fiscal management. As a result of the government’s economic plan, Canada has had the fastest rate of fiscal consolidation in the G7 since the depths of the pandemic and maintains both the lowest deficit- and net debt-to-GDP ratios of all G7 countries (Chart 3). In fact, Canada’s net debt as a share of the economy is still lower today than in any other G7 country prior to the pandemic. Over the past three years, despite a volatile global economic environment, the government’s responsible economic plan has enabled year-end financial results to consistently better annual deficit targets. This continued commitment to responsible fiscal management, which is the foundation of Canada’s AAA credit rating, is essential to the government’s ability to continue investing in Canadians and the Canadian economy in the years to come.

Economic and Fiscal Overview    1

1. Recent Economic Developments

Progress on Reducing Inflation

As the global economy recovered from the pandemic, inflation emerged as a major global economic challenge. This reflected a range of external factors, including pandemic-driven economic disruptions, such as lockdowns in China and manufacturing backlogs, as well as surging global commodity prices following Russia’s illegal full-scale invasion of Ukraine. Following an easing of these global supply-side challenges and the swift increase in interest rates by central banks around the world, inflation has come down significantly over the past year.

Headline inflation in Canada fell from its June 2022 peak of 8.1 per cent to 3.8 per cent in September 2023 (Charts 4 and 5), while food price inflation has fallen from 11.4 per cent in January 2023 to 5.8 per cent in September 2023.

However, the cost of housing remains high, and core inflation measures have remained elevated. Decisions by Saudi Arabia and Russia to cut oil supply have also led to an increase in global energy prices, reversing some of the previous decreases in Canada’s headline inflation. Oil prices remain volatile, reflecting uncertainty about global demand and supply conditions, including the impact of the sharp tightening in global financial conditions, notably from higher long-term interest rates, and geopolitical uncertainty stemming from the conflict between Israel and Hamas following the Hamas terrorist attacks perpetrated against Israel.

In response to elevated inflation, central banks around the world have implemented interest rate increases in a swift and coordinated fashion. Since early 2022, the Bank of Canada has increased from historic lows its benchmark interest rate by 4.75 percentage points to 5 per cent in July 2023 and held it steady since. This is the fastest monetary policy tightening cycle since the early 1980s, and the highest benchmark rate in more than 20 years. These actions, combined with global interest rate increases and market uncertainty over how long interest rates may need to remain elevated, have led to a slowing of the Canadian economy and higher borrowing costs for Canadians, businesses, and the government. With core inflation remaining elevated and the full effect of higher interest rates still to materialize, the Bank of Canada projects inflation to be about 3.5 per cent until around the middle of next year before returning to 2 per cent in 2025.

Economic and Fiscal Overview    3

Stabilizing Prices and Making Life More Affordable

Global food prices rose sharply in 2022, driving up the cost of living for all Canadians. This increase was led by higher commodity prices stemming from the impacts of climate change and the illegal Russian invasion of Ukraine, and was compounded by higher production costs resulting from global supply chain disruptions and global labour shortages. With demand remaining strong, businesses have passed on these cost increases, leaving consumers to bear the full brunt of higher prices. While inflation for groceries has eased after peaking at 11.4 per cent in January 2023, it remains too high at 5.8 per cent as of September 2023 (Chart 6).

The government has taken action to respond to this challenge, including by providing a new Grocery Rebate, of up to $467 for a family of four, to approximately 11 million low- and modest-income Canadians. The government has also secured agreements from Canada’s largest grocers and food processors to help stabilize prices, and in September, introduced legislation to amend the Competition Act in order to enhance competition, particularly in the grocery sector.

Many key pillars of Canada’s social safety net are indexed to inflation, including the Canada Child Benefit, the Guaranteed Income Supplement, and Old Age Security. Other measures, including the federal government’s new Canada-wide system of affordable early learning and child care, are also helping to make life more affordable for Canadians today (Chart 7). Already, six provinces and territories—Québec, Manitoba, Saskatchewan, Newfoundland and Labrador, Yukon, and Nunavut—have delivered $10-a-day or less regulated child care, and the remaining provinces and territories have reduced fees by at least 50 per cent and are on track to reaching fees of an average of $10-a-day by March 2026. These investments have also supported Québec to further improve its existing child care system through the creation of new spaces. Provincial estimates across Canada place annual per-child savings from between $2,000 (P.E.I.) to $14,300 (Nunavut), making life more affordable for families and supporting the achievement of a record 85.7 per cent labour force participation rate for Canadian women in their prime working years.

Canada’s Jobs Market and Economic Fundamentals Remain Strong

Canada’s recovery from the pandemic marked the fastest recovery of the past four recessions (Chart 8). Emergency federal spending, including the Canada Emergency Wage Subsidy and small business supports which helped keep businesses afloat and Canadians on payroll, helped Canada avoid the longer-lasting impacts that have been typical of other economic downturns. Throughout the subsequent period of elevated inflation and rising interest rates, the Canadian economy has demonstrated sustained strength, with Canada posting the fastest growth in the G7 over 2022 and the first half of 2023 (Chart 9).

Among the factors aiding this robust economic activity has been strong population growth. Canada’s population has grown by more than double its pre-pandemic pace. A growing number of immigrants, combined with notable improvements in their labour market integration, is positive for Canada’s long-run economic prosperity and is a significant economic advantage when compared to the demographic challenges being experienced by many peer countries.

Economic and Fiscal Overview    5

Canada’s labour market also continues to be strong. Canada’s jobs recovery has been the fastest in the G7 (Chart 10), and over a million more Canadians are employed today than when COVID first hit. The labour market has benefitted from strong population growth and higher labour force participation, including among women (Chart 11). This increased labour supply has been accompanied by a higher share of working-age Canadians employed (Chart 12), helping to meet strong demand for workers across the country and boosting the income of Canadians.

Recently, higher interest rates and weaker global economic activity have led to a slowing in the pace of economic growth in Canada. After growing by 3.8 per cent in 2022 and 2.6 per cent in the first quarter of 2023, the Canadian economy contracted modestly in the second quarter. While part of this decline was tied to temporary factors, including a record-breaking wildfire season and a higher than usual number of strikes, higher interest rates also slowed demand for housing and other large purchases.

As the economy moderates, the labour market remains strong with no notable rise in layoffs. Canada’s unemployment rate is currently lower than it was at any time under the previous government and has remained at or below its pre-pandemic level for 21 consecutive months (Chart 13). Canada’s strong labour market has also supported solid wage growth, with wages outpacing inflation for the past nine months (Chart 14). Compared to before the pandemic, inflation-adjusted household disposable income has risen by 8 per cent—driven by a 10-per-cent increase in wage income—and inflation-adjusted wealth has increased by 14 per cent. Improvements in household income and wealth have been broad-based across the income distribution, with the lowest income quintiles seeing the largest increases.

2. Canadian Economic Outlook

Private Sector Economists Expect Canada to Avoid Recession

The Department of Finance surveyed a group of private sector economists in September 2023. The average of private sector forecasts has been used as the basis for economic and fiscal planning since 1994, helping to ensure objectivity and transparency, and introducing an important element of independence into the government’s economic and fiscal forecast.

Private sector economists have revised their 2023 forecasts since Budget 2023. The Canadian economy is now expected to avoid a recession, and instead see subdued growth in the coming quarters as the impacts of higher interest rates continue to build (Chart 15). A gradual return to stronger growth is then expected over the course of 2024. Overall, private sector economists expect real GDP growth to be 1.1 per cent in 2023—up from the 0.3 per cent projected in Budget 2023. Growth of 0.4 per cent is expected for 2024, compared to the 1.5 per cent projected in Budget 2023, with growth projected to rebound to 2.2 per cent in 2025.

Largely reflecting stronger economic growth, the level of nominal GDP in 2023 is expected to be $32 billion higher than Budget 2023 projections. However, this stronger growth is being tempered by elevated interest rates. With the economy expected to weaken over the next year, this nominal GDP difference with Budget 2023 narrows to zero in 2024 and is lower by $2 billion in 2025. Nominal GDP is then expected to be about $17 billion higher on average per year over 2026 and 2027 compared to Budget 2023 projections, reflecting a better outlook for real GDP and higher GDP inflation in the outer years.

As the economy slows, the unemployment rate is expected to rise to 6.5 per cent in the second quarter of next year, remaining historically low and far below the peaks experienced during recessions (Chart 16). Given solid population growth is expected, much of this adjustment would reflect a slower pace of hiring, rather than a large number of layoffs. The unemployment rate should ease to an average of 6.2 per cent in 2025.

Economic and Fiscal Overview    7

Private sector economists expect CPI inflation to remain at or above 3 per cent through the first quarter of 2024, with an annual average of 3.8 per cent in 2023, consistent with higher global energy prices and recent data suggesting that underlying inflation remains persistent. Inflation is expected to fall below 3 per cent in the second quarter of 2024, reaching 2 per cent by the end of 2024, and averaging 2.5 per cent in 2024 and 2.1 per cent in 2025.

Interest rates are projected to be higher than in Budget 2023, reflecting the economy’s resilience, a higher path for inflation in the near-term, and the Bank of Canada’s mid-summer resumption of interest rate hikes. On average in the private sector survey, economists expect no further interest rate hikes from the Bank of Canada above the current overnight rate of 5 per cent. The first full rate cut is expected in the second quarter of 2024, with the policy rate gradually declining to 3.75 per cent by the fourth quarter of 2024 and to an average of 2.9 per cent in 2025.

Economic Scenario Analysis

While the September 2023 private sector survey provides a reasonable basis for economic and fiscal planning, the economic outlook is clouded by a number of key uncertainties which could impact the trajectory of inflation, interest rates, and economic growth. In particular, although data on economic growth and inflation released since the survey have been consistent with private sector economists’ forecasts, there has been unexpected volatility in oil prices, in addition to elevated long-term interest rates. Oil prices have been volatile since Saudi Arabia and Russia announced steep cuts to oil production and exports in early summer 2023, with WTI hovering at around US$90 per barrel until mid-October and now slightly below US$80 per barrel. Long-term interest rates rose steeply in September in the U.S. and other advanced economies, including Canada, though have since retreated. The increase reflected, in part, market uncertainty over how long interest rates may need to remain elevated in order to bring down inflation. To facilitate prudent economic and fiscal planning, the Department of Finance has developed scenarios that incorporate these recent developments and consider faster or slower growth tracks relative to the private sector economists’ survey.

The downside scenario sees a shallow recession in Canada. More persistent underlying inflation—driven by a combination of resilient domestic and global demand, elevated inflation expectations in Canada, and businesses maintaining larger and more frequent price increases—leads to higher interest rates. At the same time, the U.S. also sees persistent inflation, higher rates, and subsequently slower growth. Along with a weak economic recovery in China, this contributes to slower global growth. The combination of higher interest rates and slower global growth results in real GDP in Canada contracting by 1.7 per cent from peak to trough, compared to a period of subdued growth expected in the survey. In addition, slower global growth leads to lower commodity prices, with crude oil prices US$12 per barrel below the survey expectations in 2024. Overall, the level of nominal GDP in Canada is $33 billion below the survey, on average per year, in the downside scenario.

In contrast, the upside scenario sees underlying inflation fall faster than expected in the private sector survey, which allows interest rate cuts to occur sooner. Meanwhile, the healthy labour market and generally resilient household finances continue to support consumer demand, leading to economic growth picking up into 2024. Global demand proves more resilient as China avoids persistent deflation, and resilience in the U.S. labour market supports stronger growth. The improved global outlook, alongside extended crude oil production cuts, leaves oil prices US$10 per barrel above the survey in 2024. Overall, the level of nominal Canadian GDP is $28 billion above the survey, on average per year, in the upside scenario. This is similar to what was projected by the Parliamentary Budget Officer (PBO).

Economic and Fiscal Overview    9

3. Fiscal Outlook

Canada’s Responsible Economic Plan

Years of responsible fiscal stewardship have left Canada in an enviable fiscal position relative to our global peers. In the aftermath of the pandemic, the government’s responsible economic plan has enabled proactive investments to support Canadians, while also making critical investments in Canada’s long-term prosperity.

Including measures in the 2023 Fall Economic Statement and other new policy actions since Budget 2023, and incorporating the results of the September 2023 survey of private sector economists, the budgetary balance is expected to remain just below the $40.1 billion deficit projected for 2023-24 in Budget 2023, at $40.0 billion or -1.4 per cent of GDP. This improves to an $18.4 billion deficit in 2028-29, or about -0.5 per cent of GDP (Table 1).

Table 1

Economic and Fiscal Developments, Policy Actions and Measures

billions of dollars

		Projection
	2022–	2023–	2024–	2025–	2026–	2027–	2028–
	2023	2024	2025	2026	2027	2028	2029

Budgetary balance – Budget 2023	-43.0	-40.1	-35.0	-26.8	-15.8	-14.0
Impact of September private sector survey and other fiscal developments	7.7	2.7	-0.1	-7.3	-7.6	-6.4
Budgetary balance before policy actions and measures	-35.3	-37.4	-35.1	-34.1	-23.3	-20.4	-15.1
Policy actions since Budget 2023		-2.0	-2.8	-1.8	-0.1	0.0	-0.7
2023 Fall Economic Statement measures (by chapter)
Canada’s Housing Action Plan		0.0	-0.1	-0.9	-1.8	-1.9	-1.6
Supporting a Strong Middle Class		-0.3	0.1	0.2	-0.2	0.0	0.0
Building an Economy That Works for All Canadians		-0.6	-0.7	-2.1	-2.3	-2.1	-1.6
Effective Government, a Fair Tax System, and a Stable Financial Sector		0.1	0.2	0.5	0.5	0.6	0.6
Total – Policy actions since Budget 2023 and 2023 Fall Economic Statement measures		-2.7	-3.4	-4.2	-3.8	-3.4	-3.3
Budgetary balance	-35.3	-40.0	-38.4	-38.3	-27.1	-23.8	-18.4
Budgetary balance (per cent of GDP)	-1.3	-1.4	-1.3	-1.2	-0.8	-0.7	-0.5
Federal debt (per cent of GDP)	41.7	42.4	42.7	42.2	41.2	40.2	39.1
Budgetary balance – Upside scenario	-35.3	-35.2	-32.0	-31.4	-21.6	-19.4	-15.0
Budgetary balance (per cent of GDP)	-1.3	-1.2	-1.1	-1.0	-0.7	-0.6	-0.4
Federal debt (per cent of GDP)	41.7	42.0	41.6	41.1	40.1	39.1	38.1
Budgetary balance – Downside scenario	-35.3	-45.1	-51.2	-50.6	-36.4	-29.7	-24.2
Budgetary balance (per cent of GDP)	-1.3	-1.6	-1.8	-1.7	-1.1	-0.9	-0.7
Federal debt (per cent of GDP)	41.7	42.7	44.2	44.0	42.9	41.8	40.8
Budgetary balance – Budget 2023	-43.0	-40.1	-35.0	-26.8	-15.8	-14.0
Budgetary balance (per cent of GDP)	-1.5	-1.4	-1.2	-0.9	-0.5	-0.4
Federal debt (per cent of GDP)	42.4	43.5	43.2	42.2	41.1	39.9
Note: Totals may not add due to rounding.

Alternative Economic Scenarios Analysis

In the upside scenario, the budgetary balance would improve by an average of approximately $5.2 billion per year, and the federal debt-to-GDP ratio would fall to 41.6 per cent in 2024-25 from 42.0 per cent in 2023-24, and be 1.0 percentage point lower than the 2023 Fall Economic Statement outlook in 2028-29 (Chart 19).

In the downside scenario, the budgetary balance would deteriorate by an average of approximately $8.5 billion per year and add 1.7 percentage points to the federal debt-to-GDP ratio by 2028-29. That said, even under the downside scenario, the deficit would remain below 1 per cent of GDP by the end of the forecast horizon, and the federal debt-to-GDP ratio would still be lower in 2028-29 than it is today. Details of the government’s fiscal outlook and the fiscal impact of the scenarios can be found in Annex 1.

Chart 19

Federal Debt-to-GDP Ratio Under Economic Scenarios

Sources: Department of Finance Canada September 2023 survey of private sector economists; Department of Finance Canada calculations.

Fiscal Anchor

Since emerging from the pandemic, the government has maintained a commitment to its fiscal anchor: reducing federal debt as a share of the economy over the medium term. This metric is key not only for fiscal sustainability, but also to preserve Canada’s AAA credit rating, which helps maintain investors’ confidence and keeps Canada’s borrowing costs as low as possible.

A strong federal balance sheet has allowed the government to take necessary action in the face of economic shocks, such as the COVID pandemic or the 2008 financial crisis. Fiscal responsibility today gives the government the ability to respond to future challenges.

The economic plan outlined in the 2023 Fall Economic Statement delivers on the government’s fiscal anchor, enabling Canada’s federal debt-to-GDP ratio to decline from 2024-25 onwards, reaching 39.1 per cent in 2028-29 (Chart 20). In addition, public debt charges as a share of the economy are expected to remain near historically low levels (Chart 21).

Economic and Fiscal Overview    11

With softer growth expected in the near-term, the government is taking further action to continue delivering on its fiscal anchor, as outlined in Chapter 4. To reinforce these actions, the government will be focused on the following fiscal objectives in preparing for Budget 2024:

-	Maintaining the 2023-24 deficit at or below the Budget 2023 projection of $40.1 billion.

-	Lowering the debt-to-GDP ratio in 2024-25, relative to this Fall Economic Statement, and keeping it on a declining track thereafter.

-	Maintaining a declining deficit-to-GDP ratio in 2024-25 and keeping deficits below 1 per cent of GDP in 2026-27 and future years.

Preserving Canada’s Fiscal Advantage

The 2023 Fall Economic Statement forecast shows the federal debt-to-GDP ratio lower than its recent pandemic peak and declining in 2025-26 and throughout the remainder of the forecast—consistent with the government’s fiscal anchor. The government’s economic plan is also projected to remain fiscally sustainable over the longer term. Modelling scenarios based on a set of reasonable economic and demographic assumptions show the federal debt-to-GDP ratio declining from 2025-26 over the entire long-term projection horizon (Chart 22). This is despite adverse demographic trends, including an aging population and assumed modest future productivity growth rates. Sensitivity analysis around these long-term fiscal projections also indicates fiscal sustainability would be preserved under the downside scenario (see Annex 1 for details).

International Comparisons

Canada’s net debt as a share of the economy is still lower today than in any other G7 country prior to the pandemic—an advantage that Canada is forecasted to maintain (Chart 23). Canada’s economic plan has also delivered the fastest fiscal consolidation in the G7 since the depths of the pandemic, resulting in Canada having the smallest deficit in the G7 as a share of the economy over the current and next two years (Chart 24).

A long tradition of fiscal responsibility continues to be a pillar of Canada’s excellent credit ratings from Moody’s (Aaa), S&P (AAA), and Fitch (AA+), as well as DBRS Morningstar (AAA). With Germany, Canada is one of only two G7 economies to have a AAA rating from at least two of the three major global credit rating agencies.

Economic and Fiscal Overview    13

Chapter 1

Canada’s Housing Action Plan

For generations, Canada has been a place where, if you went to school, worked hard, and saved some money, there would be a home that you could afford. Today, for too many Canadians—whether in big cities or small towns—the dream of home ownership feels out of reach, and the rising cost of rent is making it difficult to find an affordable place to call home.

Put simply: Canada does not have enough homes—and we need to build more of them, fast. The Canada Mortgage and Housing Corporation estimates that Canada needs to build 3.5 million more homes by 2030—over and above the current rate of construction—to restore housing affordability for Canadians. This challenge is not something that the federal government can solve on its own.

Building the homes that Canada needs will require a great national effort—and it is an effort that the federal government is leading.

Federal investments are already jumpstarting housing construction across the country. Both Toronto and Vancouver have seen record numbers of housing starts in 2023, supported by accelerated rental construction. This year, federal investment in housing is $9 billion higher than it was in 2013-14. Since 2015, the average annual federal housing investment has more than doubled compared to the previous government.

Canada’s Housing Action Plan    15

Building on these significant federal investments made since 2015 to increase Canada’s housing supply, federal, provincial, territorial, and municipal governments must work together, in partnership with home builders, financiers, community housing providers, post-secondary institutions, and Indigenous organizations and governments.

No single measure will solve Canada’s housing challenge.

That is why the federal government is changing how communities build housing; making the math work for builders so more projects move forward; training, attracting, and retaining the construction workers who will build more homes; and ensuring low-income and vulnerable Canadians have safe, affordable housing options.

As part of this work, in the 2023 Fall Economic Statement, the federal government is introducing new measures to incentivize the construction of new rental housing, protect renters and homeowners, and make it easier for Canadians to get those first keys of their own.

In the months to come, the federal government will continue to take significant action to accelerate housing construction and lower prices for Canadian buyers and renters—and is calling on provinces, territories, and municipalities to do everything they can to build more homes, faster.

Figure 1.1

National Housing Strategy Investments Are Delivering Real Results

Investments from November 2017 to September 2023

Note: Figures include complete, in-progress, and committed projects as of September 30, 2023.

16    Chapter 1

1.1 Building More Homes, Faster

Increasing housing supply requires the removal of the zoning, financial, and regulatory barriers that disincentivize construction, particularly for rental and affordable housing. Outdated and unnecessary zoning restrictions delay development and increase costs—and in too many cities across the country, they prevent housing from being built at all. The federal government is working with governments across Canada to help them cut red tape, speed up permitting approvals, lift zoning restrictions, and build more homes, faster. To date, this includes:

✓

The $4 billion Housing Accelerator Fund, which is already using federal funding to encourage municipalities to make transformative changes by removing prohibitive zoning barriers and incentivizing building, with the goal of creating at least 100,000 net new homes across Canada;

✓	Over $25 billion in low-cost financing to build more than 71,000 new rental homes in Canadian cities through the Rental Construction Financing Initiative;

✓	Over $13 billion through the National Housing Co-Investment Fund to build 60,000 new affordable homes and repair 240,000 homes;

✓	$4 billion through the Rapid Housing Initiative, which is building more than 12,000 affordable homes for people experiencing homelessness or in severe housing need;

✓	Over $200 million through the Federal Lands Initiative to build 4,500 new homes by repurposing surplus federal lands and buildings to housing providers at low or no cost;

✓	Over $750 million through the Affordable Housing Innovation Fund to support innovative solutions for the next generation of housing in Canada; and,

✓	$6.7 billion for housing for First Nations on reserve, and Inuit, Métis, and First Nations Self-Governing and Modern Treaty communities.

There are early indicators that these measures are working. Housing starts are above pre-pandemic levels—particularly in Ontario and British Columbia, where housing prices are higher than in other parts of the country.

Building on this progress, the 2023 Fall Economic Statement includes further actions to increase housing supply by making the math work for home builders and breaking down outdated zoning and regulatory barriers.

Accelerating How Communities Build Housing

To build more homes, faster, local governments have the power to remove obstacles. The federal government is working with provinces, territories, and municipalities across Canada to break down local zoning barriers and create the conditions that will help to rapidly increase Canada’s housing supply.

In March 2023, the government launched the $4 billion Housing Accelerator Fund to help cut red tape and fast-track the creation of at least 100,000 new homes across Canada. The Housing Accelerator Fund is already delivering results—and on its current trajectory, is expected to exceed 100,000 new homes.

With agreements already announced with London, Vaughan, Hamilton, Brampton, and Kitchener, Ontario; Halifax, Nova Scotia; Kelowna, British Columbia, Calgary, Alberta; and Moncton, New Brunswick, the Housing Accelerator Fund has already made progress to cut red tape and fast-track over 21,000 more homes in growing cities over the next three years alone, with many more agreements on the way.

On November 9, 2023, the federal government signed an agreement with Quebec for a joint contribution of $1.8 billion. The $900 million provided by the federal government—nearly 23 per cent of all Housing Accelerator Funding—will help to cut red tape and build more homes for Quebecers. The federal government will continue working with Quebec to build on the bold reforms it has committed to in the new Housing Accelerator Fund bilateral agreement to make housing more affordable for Quebecers.

Canada’s Housing Action Plan    17

Housing Accelerator Fund Agreements to Date

The Housing Accelerator Fund helps cut red tape and fast-track new homes for people in towns, cities, and Indigenous communities across the country. The federal government has already signed agreements with nine cities and the province of Quebec:

London, Ontario – 2,000 homes

✓  Agreement announced on September 13, 2023, to deliver $74 million in federal funding.

✓  Allow for high-density development without the need for re-zoning.

✓  Allow up to four units to be built on a single property in low-density neighbourhoods.

✓  Dispose of city-owned land for more development.

✓  Create partnerships with non-profit housing providers to build more affordable homes.

Vaughan, Ontario – 1,700 homes

✓  Agreement announced on October 5, 2023, to deliver $59 million in federal funding.

✓  Allow for high-density development near public transit, including GO train and subway stations.

✓  Prioritize building apartments and affordable housing.

✓  Fix outdated permitting systems to speed up development.

✓  Allow for the construction of up to four residential units on one lot.

Hamilton, Ontario – 2,600 homes

✓  Agreement announced on October 10, 2023, to deliver $93.5 million in federal funding.

✓  Allow for high-density development near rapid transit, including the future Hamilton LRT stations.

✓  Make city-owned lands and brownfields available for development.

✓  Expand as-of-right zoning permission for housing, including amending a zoning by-law to allow for the construction of four residential units on one lot.

Halifax, Nova Scotia – 2,600 homes

✓  Agreement announced on October 12, 2023, to deliver $79.3 million in federal funding.

✓  Improve permitting processes and reduce upfront costs for permitting.

✓  Incentivize the use of pre-approved building plans.

✓  Develop an incentive program for conversions of commercial to residential.

✓  Create incentives for small scale residential construction.

✓  Encourage development along transit corridors.

✓  Expand the current Affordable Housing Grant program.

✓  Update the heritage preservation policy.

✓  Resource a program to identify surplus land for affordable housing.

Brampton, Ontario – 3,150 homes

✓  Agreement announced on October 20, 2023, to deliver $114 million in federal funding.

✓  Allow for high-density development near the city’s transit corridors.

✓  Reduce barriers to the development of housing in key areas of the city—such as urban centres, boulevards, and major public transit stations.

✓  Create new incentive programs for affordable housing.

✓  Expand the as-of-right zoning permission for housing, including permitting four residential units and four storeys within 800 metres of transit.

18    Chapter 1

Housing Accelerator Fund Agreements to Date

Kelowna, British Columbia – 950 homes

✓  Agreement announced on October 25, 2023, to deliver $31.5 million in federal funding.

✓  Allow for higher-density development along rapid transit corridors.

✓  Make city-owned lands available for affordable housing development in partnership with non-profits.

✓  Expand the use of technology to streamline building permit applications.

✓  Expand as-of-right zoning for more infill housing in Kelowna’s core.

Kitchener, Ontario – 1,200 homes

✓  Agreement announced on November 3, 2023, to deliver $42.4 million in federal funding.

✓  Encourage high and medium density around Kitchener’s Light Rail Transit stations by making planning regulations more permissive.

✓  Permit four units as-of-right.

✓  Make affordable housing easier to build by making land and incentives available to affordable housing providers.

Province of Quebec

✓  Agreement announced on November 9, 2023, to deliver $900 million in federal funding, or nearly 23 per cent of the Housing Accelerator Fund.

✓  Secure a matching investment of $900 million from the Province of Quebec, for a combined total of $1.8 billion in new funding for housing construction.

✓  Lead to the creation of 8,000 social and affordable housing units, 500 of which will be earmarked for people who are homeless or at risk of homelessness.

✓  Continue to pursue efforts to accelerate the construction of residential units in Quebec, based on the Act respecting land use planning and development and other provisions.

✓  Set up an interdepartmental project acceleration unit in co-operation with Quebec municipalities.

✓  Adopt new government policies for land use planning, with housing construction indicators on which municipalities will have to base their targets.

✓  Propose legislative amendments, subject to adoption by the National Assembly, to improve urban densification and facilitate the authorization of residential building construction, thus reducing related delays.

Calgary, Alberta – 6,800 homes

✓  Agreement announced on November 14, 2023, to deliver $228 million in federal funding.

✓  Expand upon the city’s office space conversion program.

✓  Create homes on City-owned land in proximity to transit stations.

✓  Increase density through promoting Missing Middle Land Use Districts, allowing for more rowhouses and townhouses.

✓  Enable growth by allowing infill housing in established neighbourhoods.

✓  Incentivize secondary suites.

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Housing Accelerator Fund Agreements to Date

Moncton, New Brunswick – 490 homes

✓  Agreement announced on November 16, 2023, to deliver $15.5 million in federal funding.

✓  Permit four units as-of-right in all residential zones.

✓  Encourage missing middle development, accessory dwelling units, and support non-profit housing developers.

✓  Develop building plan templates for energy-efficient multi-unit residential buildings.

Leveraging Federal Funding to Build More Homes

The federal government provides billions of dollars in funding each year to provinces, territories, and municipalities to help build stronger communities across the country. It is important for all governments to do their part to keep up with the housing needs of Canadians.

The 2023 Fall Economic Statement reaffirms the federal government’s intention to tie access to federal infrastructure funding to actions by provinces, territories, and municipalities to increase housing supply where it makes sense to do so.

The federal government is committed to working collaboratively to support communities that embrace ambitious home-building, including through the Housing Accelerator Fund.

Removing the GST From New Co-op Rental Housing

Today, about a third of all Canadians rent their homes. But the supply of rental apartments—and all types of housing—has not increased at the same pace with Canadians’ housing needs. From students to families to seniors to newcomers, people are finding it difficult to find the types of rental homes they need at prices they can afford. Rental supply must increase to ensure that renters can find an affordable place to call home.

The federal government is creating the financial incentives to build more homes, faster, by removing the Goods and Services Tax (GST) from new purpose-built rental housing projects, such as apartment buildings, student housing, and seniors’ residences. To expedite the rapid construction of new homes, the removal of the GST would apply only to projects that begin construction between September 14, 2023, and the end of 2030, and that complete construction before 2036.

The 2023 Fall Economic Statement announces that co-operative housing corporations that provide long-term rental accommodation would also be eligible for the removal of the GST on new rental housing, provided the other conditions have been met. The measure is not intended to apply to co-operative housing corporations where occupants have an ownership or equity interest.

To protect Canadian renters from renovictions, the removal of GST will not apply to substantial renovations of existing residential complexes. This measure is intended to stimulate new supply, not take supply off the market. The federal government has also called on provinces that apply sales tax on new rental housing, or goods and services used in their construction, to likewise remove their provincial taxes. To date, Ontario, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador have all announced plans to provide this tax relief. Currently, Manitoba and British Columbia exempt some rental construction costs from provincial sales taxes. To get more rentals built, faster, the federal government encourages all provinces that still impose sales taxes to remove their financial barriers to rental housing construction.

20    Chapter 1

More Financing for Apartment Construction

The supply of rental housing in Canada needs to keep pace with our growing communities. To achieve this, builders need access to the low-cost financing which makes it possible to build more homes, faster. The federal government has already taken action to make the math work for builders, but there remains a need for more of this financing.

The more than $25 billion Apartment Construction Loan Program, previously known as the Rental Construction Financing Initiative, boosts the construction of rental housing by providing low-cost financing to builders and developers. Since 2017, the program has committed over $17 billion in loans to support more than 46,000 new rental homes (Table 1.1), and is on track to support a total of 71,000 new rental homes by 2027-28.

To build more rental apartments, faster, the 2023 Fall Economic Statement announces an additional $15 billion in new loan funding, starting in 2025-26, for the Apartment Construction Loan Program, bringing the program’s total to over $40 billion in loan funding. This investment will support more than 30,000 additional new homes across Canada, bringing the program’s total contribution to over 101,000 new homes supported by 2031-32.

The federal government recognizes that building strong communities includes building important community supports for new residents, such as child care. For instance, British Columbia is currently working on delivering more homes for the middle class, with community amenities nearby. The federal government is open to leveraging this program’s funding to encourage provincial and territorial governments to develop ambitious housing plans that serve the needs of people and the communities they live in. The Apartment Construction Loan Program will be available to provinces and territories ready to deliver thousands of new homes for the middle class, along with the community supports, such as affordable early learning and child care, that families depend on to get ahead.

Table 1.1

Apartment Construction Loan Program, New Rental Homes Underway

Region	New Homes

Prairies	2,035

Territories	87

Atlantic	2,125

Ontario	20,687

Quebec	8,281

British Columbia	13,753

Total New Homes	46,968

Note: As of September 2023. “New Rental Homes” represent units expected to be built as a result of committed funding.

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Building More Affordable Housing

Affordable and community housing play critical roles by providing the most vulnerable Canadians with a place to call home. People experiencing or at risk of homelessness, women and children fleeing violence, seniors, Black and racialized people, Indigenous people, and persons with disabilities, are among those who benefit the most from affordable housing investments. The federal government has been taking action to make investments that build and repair these types of homes.

Within its first six years, the Affordable Housing Fund, previously known as the National Housing Co-Investment Fund, has already committed funding to repair or renew nearly 129,000 homes, while supporting the construction of more than 31,500 new homes.

To build more affordable housing for the most vulnerable Canadians, the 2023 Fall Economic Statement announces an additional $1 billion over three years, starting in 2025-26, for the Affordable Housing Fund. This investment will support non-profit, co-op, and public housing providers to build more than 7,000 new homes by 2028. This top-up is to be supported by $631 million previously intended for the one-time top-up to the Canada Housing Benefit.

The federal government intends to announce reforms to the Affordable Housing Fund and the Apartment Construction Loan Program in early 2024. These reforms will seek to make the programs even more accessible, with faster approvals and other improvements to meet the needs of vulnerable populations.

Unlocking $20 Billion in Low-Cost Rental Financing

The apartments that renters need are not getting built fast enough, in part because the builders who would like to build more currently don’t have access to enough of the financing needed to make rental projects financially viable. The Canada Mortgage and Housing Corporation (CMHC), by providing mortgage loan insurance and securitization, provides low-cost financing for builders to build new rental housing.

As announced on September 26, 2023, the government is increasing CMHC’s annual limit of support for low-cost financing by $20 billion per year and designating the increased amount for funding mortgages on multi-unit rental projects insured by CMHC. Eligible rental projects must have at least five rental units and can include apartment buildings, student housing, and senior residences.

This measure will unlock the low-cost financing needed to build more rental projects and help build up to 30,000 more rental apartments per year.

Speeding Up Financing Approvals to Build More Homes, Faster

Simple and rapid access to federal funding programs that help build more housing now are more important than ever. While CMHC requires some processing time to ensure investments meet the right policy criteria and risk level, things can and need to be done faster.

In 2023, CMHC received an unprecedented volume of applications for multi-unit mortgage loan insurance. CMHC has made significant progress to accelerate approvals by doubling its processing rate over the course of the year, and will resolve its backlog of applications by the end of 2023. By speeding up its processes, CMHC will continue to play a key role in supporting the availability and diversity of financing options available for rental housing.

CMHC will make further improvements by streamlining and simplifying requirements and application processes, and by fast-tracking shovel-ready projects and applications from trusted partners.

22    Chapter 1

Repurposing More Federal Lands for Housing

The Government of Canada owns and manages the largest real estate portfolio in Canada—and some of that land can be used to build more homes for people who need a place to call home. Through the Canada Lands Company—a Crown corporation which has supported the construction of over 10,300 new homes since 2016—more than 29,000 new homes are set to be built on surplus federal lands by 2029.

On November 7, 2023, the federal government announced that six surplus federal properties will be developed into more than 2,800 new homes in Edmonton, Calgary, St. John’s, and Ottawa. By March 2024, the Canada Lands Company will help deliver the following surplus federal properties:

-	Edmonton: 711 homes, at the Village at Griesbach, including 93 affordable homes;

-	Calgary: 516 homes at Currie;

-	St. John’s: 34 homes at Pleasantville; and,

-	Ottawa: 307 homes at Wateridge Village, 600 homes at Carling Avenue, and 710 homes on Booth Street, including 221 affordable homes.

Not only does Canada need more homes, we need more homes that are affordable. That is why the Canada Lands Company also announced a new minimum affordable housing target of 20 per cent across projects in its pipeline. The new affordability requirement would apply in communities where a municipal minimum requirement of affordable housing is lower or does not already exist.

As work continues to identify further assets that can be repurposed for housing, the federal government intends to introduce further measures to speed up this process and to identify more opportunities to build more housing.

The federal government’s commitment to build more affordable housing is also why, in 2018, the government launched the Federal Lands Initiative—a $200 million program that is working with the Canada Lands Company and other holders of federal land to heavily discount the sale of federal properties to home builders who want to build affordable units. Since its creation in 2018, the Federal Lands Initiative has helped the government dispose of more than 20 parcels of land for housing—with more to come. Overall, results to date represent more than 3,900 new or repaired units in financial or conditional commitments—more than 1,700 of them affordable. With these and other upcoming projects, the Federal Lands Initiative is on track to support 4,500 units, at least 30 per cent of which will be affordable.

Strengthening the Co-operative Housing Development Program

For generations, housing co-operatives have offered quality, affordable housing to Canadians. This unique community-oriented housing model empowers residents through inclusive environments, personal development, and long-term stability of having a place to live in a welcoming community for years to come.

The federal government recognizes the value of co-ops, and in Budget 2022, made the largest investment in this space in more than 30 years. With the Fall Economic Statement, the government is going even further to build co-op housing across Canada.

The 2023 Fall Economic Statement announces an investment of $309.3 million in new funding for the Co-operative Housing Development Program, which was announced in Budget 2022. In collaboration with the Co-operative Housing Federation of Canada and other co-op housing partners, CMHC is working to launch the co-developed program in early 2024.

Canada’s Housing Action Plan    23

Leveraging the Canada Infrastructure Bank to Support More Housing

In delivering the new infrastructure required to build more homes, communities across Canada currently face financing challenges. This can include the costs of building new water and power lines, wastewater treatment plants, roads, public transit, and internet cables. Without this infrastructure, communities have trouble growing—and new homes don’t get built.

Since 2017, the Canada Infrastructure Bank has made investment commitments of $10 billion in 48 infrastructure projects—for a total capital cost of nearly $28 billion—across the country. These investments include fibre optic internet for rural communities in Ontario and Manitoba, the Port Stalashen Wastewater Treatment Plant in British Columbia, and the Darlington Small Modular Reactor in Ontario.

Building on this track record and its expertise in leveraging private and institutional capital to support infrastructure projects, the Canada Infrastructure Bank is exploring further ways to support the needs of communities seeking to develop the infrastructure required to build more homes. Details on this work will be announced by Budget 2024.

Update on Indigenous Housing and the Urban, Rural, and Northern Indigenous Housing Strategy

The Government of Canada is committed to working with Indigenous communities, governments, and organizations to ensure that Indigenous people have access to adequate housing. Since 2015, the government has committed more than $10.7 billion to support First Nations, Inuit, and Métis housing. This includes, as announced in Budget 2022, $4 billion for housing for First Nations on-reserve, and Inuit, Métis, and First Nations Self-Governing and Modern Treaty communities.

Indigenous Peoples continue to face unique barriers in accessing safe and affordable housing in urban, rural, and northern communities across Canada. According to a 2021 report by the Parliamentary Budget Officer, 57 per cent of Indigenous households with core housing needs reside in large urban centres, and one-third of Indigenous renters in urban, rural, and northern areas experience core housing need.

To close these housing gaps, Budget 2023 announced the $4 billion Urban, Rural, and Northern Indigenous Housing Strategy—following a for Indigenous, by Indigenous approach. The federal government is working with various Indigenous partners—including First Nations, Inuit, and Métis governments and organizations—to co-develop and launch the Urban, Rural, and Northern Indigenous Housing Strategy in 2024.

Establishing the Department of Housing, Infrastructure and Communities

Growing and vibrant Canadian communities require affordable homes as well as other infrastructure like public transit, modern water and wastewater systems, and community centres.

In recognition of the link between housing and infrastructure, the government proposes to introduce legislation to establish the Department of Housing, Infrastructure and Communities (currently Infrastructure Canada). Through this legislation, the government will clarify the department’s powers, duties and functions as the federal lead for improving housing outcomes and enhancing public infrastructure.

The Department of Housing, Infrastructure and Communities will support the government in delivering on Canada’s housing priorities.

24    Chapter 1

1.2 More Construction Workers to Build More Homes

Across the country, thousands of skilled tradespeople go to work every day to build the homes Canadians need. But to keep up with the pace and scale required to build more homes, faster, our growing country needs to attract even more of the skilled tradespeople and workers who can build the homes required to meet our ambitious housing targets.

Every Canadian community, particularly rural communities, faces unique hiring and retention challenges in their local construction sector, and too many are limited by labour shortages. While some of these challenges are temporary, others are structural and the result of many hard-working construction workers reaching retirement age.

The federal government is taking action to both attract the talent our economy needs from abroad, as well as to train and retain Canadians and permanent residents who are ready to find well-paying and meaningful jobs in the construction sector.

Breaking Down Barriers to Internal Labour Mobility

From construction to health care and child care, ensuring Canadian tradespeople, health care professionals, and early childhood educators can move between provinces is essential to ensuring we can build the homes and deliver the health care and affordable child care that Canadians need. However, too many people are currently held back by barriers to interprovincial labour mobility. The federal government has already taken action to make it easier for Canadians to work across the country, including through the new labour mobility tax deduction introduced in Budget 2022, which covers up to $4,000 per year in temporary relocation expenses for tradespeople.

The federal government has also demonstrated leadership by enhancing the Foreign Credential Recognition Program, which helps newcomers find Canadian work experience, provides financial assistance for exams and classes, and co-ordinates with provinces and territories to make credential recognition more seamless, across the country. Since 2018, over 9,000 skilled newcomers have received direct employment supports, such as work placements and wage subsidies, and another 20,000 workers have received loans or support services to help manage the costs and other requirements associated with foreign credential recognition.

However, many businesses, especially home builders, are still struggling to hire the workers they need, which is slowing the construction of more homes and limiting economic growth opportunities across Canada. For Canada’s universal public health care system, provincial barriers are also impeding the delivery of better health care for Canadians.

The 2023 Fall Economic Statement announces that in the coming months, the federal government will advance the next phase of its work to remove the barriers to internal labour mobility, including by leveraging federal transfers, and other funding, to encourage provinces and territories to cut the red tape that impedes the movement of workers, particularly in construction, health care and child care, within Canada. This work will include:

✓	Working with provinces and territories towards full interprovincial labour mobility for construction and health care workers to meet labour market needs;

✓	Expanding on the success of the Red Seal Program to improve the mobility of tradespeople and eliminate further barriers, such as duplicative credential recognition; and,

✓	Ensuring provinces and territories welcome health care professionals from anywhere in Canada by leveraging the nearly $200 billion federal health care funding deal announced in February 2023.

Canada’s Housing Action Plan    25

The 2023 Fall Economic Statement also announces that the federal government is working to eliminate other barriers to internal trade by removing unnecessary federal exceptions in the Canadian Free Trade Agreement. The federal government reiterates that the Canadian Free Trade Agreement, which all provinces and territories have signed, provides qualified workers with the privilege to work in any province or territory, without facing significant additional barriers.

This complements the federal government’s ongoing work to strengthen public health care in Canada, as detailed in Chapter 2, Supporting a Strong Middle Class.

Prioritizing Construction Workers for Permanent Residency

Canada’s labour shortage in the construction industry can also be filled, in part, by new talent from around the world.

To meet our country’s home building demands, the federal government launched in May 2023 a new selection process under the Express Entry immigration system to prioritize permanent residency applicants with specific skills, work experience, education, or certifications, including in the construction sector. Since May, 1,500 workers with experience in the trades have been invited to call Canada home. Following extensive engagement with unions, the government has focused this year’s application process on candidates with work experience including in carpentry, electrical, welding, plumbing, contracting, and other trades that can help build more homes, faster.

Bringing in skilled workers to fill labour market gaps in the construction sector is key to delivering on Canada’s ambitious residential construction targets, but these objectives must be balanced against pressures on housing, health care and infrastructure. The government announced on November 1, 2023, stabilized immigration targets as part of its 2024-2026 Immigration Levels Plan that will continue to support economic growth, meet humanitarian commitments, and ensure sustainable population growth.

1.3 Supporting Renters, Buyers, and Homeowners

Homes should be for Canadians to live in—not a speculative financial asset class for investors. The federal government is taking action to curb investor activity that drives up the cost of housing, while also helping Canadians buy and stay in their homes.

Cracking Down on Non-Compliant Short-Term Rentals

In Montréal, Toronto, and Vancouver alone, there were an estimated 18,900 homes being used as short-term rental properties in 2020—a number that has almost surely increased in recent years. These are not spare bedrooms in someone’s home—they are entire houses and apartments that are being used for tourists to rent—in many cases, only for a few days a week. Canada needs more long-term housing for Canadians to live in, and the federal government is taking action to crack down on these short-term rentals which are keeping homes for Canadians off the market. Some provinces, including Quebec and British Columbia, and municipalities such as Toronto, Montréal, and Vancouver, have already taken action, and the federal government is taking steps to support their work.

The 2023 Fall Economic Statement announces that the federal government intends to deny income tax deductions for expenses incurred to earn short-term rental income, including interest expenses, in provinces and municipalities that have prohibited short-term rentals.

The 2023 Fall Economic Statement also announces that the federal government intends to deny income tax deductions when short-term rental operators are not compliant with the applicable provincial or municipal licensing, permitting, or registration requirements.

These measures would apply to deny all expenses incurred on or after January 1, 2024.

26    Chapter 1

In addition, the federal government is taking action to support municipalities that are cracking down on non-compliant short-term rentals. The 2023 Fall Economic Statement proposes $50 million over three years, starting in 2024-25, to support municipal enforcement of restrictions on short-term rentals. This will support municipalities with strict regulatory regimes that are having a significant and measurable impact in returning short-term rentals back to the long-term housing market.

Removing the ability to deduct short-term rental expenses and providing support to municipal enforcement provides a strong incentive for operators of non-compliant short-term rentals to return these properties to the long-term housing market, while also supporting the work of provinces and municipalities to ban or restrict the use of residential properties as short-term rentals.

To better understand the short-term rental landscape in Canada and inform future housing policy, the federal government will explore options to collect data on short-term rentals.

An investor who is resident in Quebec owns three condos in downtown Montréal, but does not live in these condos; instead they rent them out, year-round, on a digital short-term rental platform. They know their condos are located in an area of Montréal that only permits the occasional short-term rental of a primary residence, but still decide to go ahead with listing the condos as short-term rentals. They charge about $250 per night and make about $120,000 per year in income from renting the three condos to tourists.

The investor’s expenses on the condos—mortgage interest, cable and internet bills, property insurance, condo fees, property taxes, and capital cost allowance—are about $120,000, which means they don’t pay any tax on the $120,000 in short-term rental income coming in. And they expect the value of the condos will grow significantly over time. Meanwhile, three families in Montréal are prevented from renting these condos.

As a result of a crackdown on short-term rentals announced in the 2023 Fall Economic Statement, the investor would no longer be permitted to deduct the $120,000 of expenses because they are not properly registered or licensed by the Ville de Montréal or the Government of Quebec. Moving forward, they would have to pay tax on the $120,000 in short-term rental revenue, which would cost about $33,100 in additional federal tax per year. The increase in tax payable would provide a strong incentive to stop using these properties as short-term rentals and return them to the long-term housing market.

The New Canadian Mortgage Charter

Canadians work hard to be able to afford their home, but high interest rates are leaving too many people concerned about their increasing mortgage payments. The federal government believes that when someone has put their savings and earnings into their home, they should be protected, especially when interest rates have risen at a rate faster than seen in a generation. In the 2023 Fall Economic Statement, the government is taking action to ensure Canadians know of the mortgage relief they can seek and receive from their financial institutions, and announces new measures to provide tailored mortgage relief.

The 2023 Fall Economic Statement announces the new Canadian Mortgage Charter, which builds on the government’s existing guidance and expectations for how financial institutions are to work with Canadians to provide tailored relief and ensure payments are reasonable for borrowers. Mortgage holders in financial difficulty on their principal residence can expect to receive fair, reasonable, and timely mortgage relief measures from their federally-regulated financial institutions, which are expected to proactively reach out to vulnerable borrowers and make full use of available tools to quickly and efficiently support borrowers through difficult times.

These measures will support more Canadians through the temporary financial stress caused by elevated interest rates and help them stay in their homes. The federal government will continue to closely monitor financial institutions’ implementation of and compliance with relief measures, including the Financial Consumer Agency of Canada’s guideline.

Canada’s Housing Action Plan    27

 The Canadian Mortgage Charter

Canadians can expect:

1.	Allowing temporary extensions of the amortization period for mortgage holders at risk;
2.	Waiving fees and costs that would have otherwise been charged for relief measures;
3.	Not requiring insured mortgage holders to requalify under the insured minimum qualifying rate when switching lenders at mortgage renewal;
4.	Contacting homeowners four to six months in advance of their mortgage renewal to inform them of their renewal options;
5.	Giving homeowners at risk the ability to make lump sum payments to avoid negative amortization or sell their principal residence without any prepayment penalties; and,
6.	Not charging interest on interest in the event that mortgage relief measures result in a temporary period of negative amortization.

Malcolm and Galen are a young couple living in a home they purchased a few years ago. As a result of elevated interest rates, they’ve seen their monthly mortgage payment increase to more than $3,000. After several months of higher payments, Malcom and Galen began experiencing financial hardship, and started drawing on a line of credit to pay for everyday expenses. Consistent with the new Canadian Mortgage Charter, their bank suggested a temporary increase in their mortgage loan amortization period, which decreases the amount of principal they pay but lowers their mortgage payments by $400 per month. Malcolm and Galen are able to stay in their home as a result of these lower payments, giving them the time to develop a plan to restore the amortization to its original period without the stress of losing their home.

Update on the Tax-Free First Home Savings Account

The federal government introduced the Tax-Free First Home Savings Account in Budget 2022 to help Canadians get on track towards achieving their dreams of homeownership.

The new Tax-Free First Home Savings Account is a registered savings account that allows Canadians to contribute up to $8,000 per year, and up to a lifetime limit of $40,000, towards their first down payment. To help Canadians reach their savings goals, First Home Savings Account contributions are tax deductible on annual income tax returns, like a Registered Retirement Savings Plan (RRSP). And, like a Tax-Free Savings Account (TFSA), withdrawals to purchase a first home—including any investment income on contributions—are non-taxable. Tax-free in; tax-free out.

As of October 31, more than 250,000 Canadians have already opened a Tax-Free First Home Savings Account to save for their first down payment—putting homeownership back within reach across the country and helping them reach their savings goals sooner.

Tax-Free First Home Savings Accounts are currently available at more than 20 financial institutions across the country, and more institutions are continuing their work to launch Tax-Free First Home Savings Accounts soon.

28    Chapter 1

Update on the Tax-Free First Home Savings Account

Brooke and Fabrice want to buy a home. Starting April 1, 2023, they began to save the maximum $8,000 per year in their Tax-Free First Home Savings Account, which they can deduct from their income at tax time. They both make between $70,000 and $100,000, and the Tax-Free First Home Savings Account allows them each to receive an annual federal tax refund of $1,640. After four years of saving, Brooke and Fabrice have saved a combined $90,000, including tax-free investment income, in their Tax-Free First Home Savings Account, which they can use towards a down payment on their first home. They can withdraw their down payment tax-free, saving thousands of dollars that can be put towards their new home. In addition, they will claim the First-Time Home Buyers’ Tax Credit, which will provide an additional $1,500 in tax relief.

The combined value of federal-provincial tax relief offered by the Tax-Free First Home Savings Account, compared to a taxable account for a couple living in Ontario, earning about $80,000 and each contributing $8,000 annually is detailed in Chart 1.2. Also shown is the maximum downpayment this couple could make with assistance from the Tax-Free First Home Savings Account, Home Buyers’ Plan, and the Home Buyers’ Tax Credit.

Canada’s Housing Action Plan    29

Housing International Students and Protecting Them From Fraud

International students bring significant social, cultural, and economic benefits to Canada, while enriching the academic experience of domestic students. They also continue to bring long-term benefits to Canada, as many international students transition to permanent residency, and eventually, citizenship.

Canada is a top destination of choice for international students, thanks to our high-quality educational institutions; our welcoming, diverse society; and the opportunities to work or immigrate permanently after graduation. While international students have contributed to life on campuses across the country, some have also experienced challenges.

To help ensure the protection of international students, the federal government is enhancing the Letter of Acceptance verification tool to help crack down on the fraudulent organizations that take advantage of international students wishing to pursue legitimate post-secondary educational opportunities in Canada. Working with provinces, territories, and post-secondary designated learning institutions, the federal government will also put in place a Recognized Institutions Framework that would reward learning institutions with high standards around selecting, supporting—including by providing access to housing—and retaining international students. Additional details on these measures to help protect international students will be provided in the coming months.

30    Chapter 1

Chapter 1

Canada’s Housing Action Plan

millions of dollars

	2023-	2024-	2025-	2026-	2027-	2028-

	2024	2025	2026	2027	2028	2029	Total

1.1. Building More Homes, Faster	-37	126	867	1,747	1,859	1,637	6,199

Removing the GST From New Rental Housing*	5	145	645	1,065	1,250	1,455	4,565

More Financing for Apartment Construction	0	0	41	41	96	164	342

Building More Affordable Housing	0	0	54	473	473	0	1,000

Strengthening the Co-operative Housing Development Program**	0	0	70	165	30	9	274

Year-Over-Year Reallocation of Funding	-42	-19	58	3	11	9	18

1.3. Supporting Renters, Buyers, and Homeowners	0	15	18	18	0	0	50

Cracking Down on Non-Compliant Short-Term Rentals	0	15	18	18	0	0	50

Chapter 1 - Net Fiscal Impact	-37	141	885	1,765	1,859	1,637	6,249

  Note: Numbers may not add due to rounding.

  * As announced on September 14, 2023.

  ** An additional $35.6 million is proposed to be provided in future years.

Canada’s Housing Action Plan    31

Chapter 2

Supporting a Strong Middle Class

A strong economy depends on a strong middle class. But for too long, governments in Canada forgot that.

That is why, since 2015, the federal government’s economic plan has invested in the middle class, strengthened Canada’s social safety net, and worked to build an economy where everyone has a real and fair chance at success.

A key pillar of the government’s plan has been a focus on making life more affordable for Canadians—because when people have the support they need to thrive, they can contribute to the economy, build a better life for themselves and their family, and play an active role in their communities.

The federal government has cut taxes for the middle class by asking the very wealthiest Canadians to pay more.

A new Canada-wide system of early learning and child care is making life more affordable for families and creating child care spaces across the country, while also helping a record number of women join the labour force.

Enhancements to Old Age Security, the Canada Pension Plan, and the Guaranteed Income Supplement are allowing more seniors to enjoy the comfortable and dignified retirements they deserve and worked for their whole lives. The federal government will continue standing up for the Canada Pension Plan, which is essential to the retirements of millions of Canadians from coast to coast to coast.

To help Canadians keep up with the cost of living, benefits that millions of Canadians count on are indexed to inflation—including the Canada Child Benefit, the Goods and Services Tax (GST) Credit, the Canada Pension Plan, Old Age Security, and the Guaranteed Income Supplement. Veterans’ benefits, such as the Disability Pension and the Pain and Suffering Compensation, are also indexed to inflation.

While inflation has fallen significantly from its peak, higher prices are still putting pressure on Canadians. That is why, over the past year, the federal government has taken further action to make life more affordable for those who need it most.

These measures have included:

✓	Doubling the GST Credit for six months in the fall of 2022;

✓	A new Grocery Rebate in July 2023, which provided hundreds of dollars in targeted inflation relief to 11 million Canadians and families;

✓	Delivering the first enhanced, quarterly Canada Workers Benefit payments on July 28, 2023 to our lowest-paid—and often most essential—workers, with a family receiving up to $2,461 this year;

✓

Making it more affordable to go to college and university by permanently eliminating interest on Canada Student Loans and Canada Apprentice Loans, and increasing up-front Canada Student Grants from $3,000 to $4,200 for the 2023 school year;

✓	A tax-free payment of $500 to help low-income Canadians who are struggling with the cost of rent; and,

✓

Direct, tax-free payments of up to $1,300 per child over two years through the Canada Dental Benefit for uninsured families earning less than $90,000 per year to cover the cost of dental care for kids under 12, supporting more than 380,000 children to date.

The 2023 Fall Economic Statement continues to deliver on the government’s economic plan by introducing new measures to support Canadians, while also making important progress on commitments the government has already made to help make life more affordable for people from coast to coast to coast.

This Fall Economic Statement also provides an update on the federal government’s significant investments to ensure Canadians receive the universal public health care they deserve, as well as on the roll-out of the new Canadian Dental Care Plan, which will make sure that no Canadian ever has to choose between taking care of their teeth and putting food on the table.

Supporting a Strong Middle Class    33

Federal Investments to Support Canadians With the Cost of Living

This year, Canadians will continue to benefit from the federal government’s efforts since 2015 to make life more affordable. For example:

✓  A family with two children in British Columbia, with an income of $88,000 in 2023, could benefit from about $17,700 as a result of reduced child care costs, the Canada Child Benefit, the Canada Dental Benefit, and tax relief from the increased Basic Personal Amount.

✓  A single Canadian without children in Alberta, with an income of $23,000 in 2023, could benefit from $2,200 as a result of enhancements to the Canada Workers Benefit, the Grocery Rebate, tax relief from the increased Basic Personal Amount, and increased pollution price rebates (Climate Action Incentive Payments), and up to $750 from the Canada Training Credit if they attended a short-duration training program.

✓  A 78 year-old senior in Quebec with a maximum Guaranteed Income Supplement (GIS) entitlement could receive more than $2,000 in additional support in 2023, thanks to the Grocery Rebate, the GIS top-up increase for single seniors, and the 10 per cent increase in the Old Age Security pension for seniors aged 75 and up.

✓  A low-income student in Nova Scotia could receive more than $5,800 in additional support in 2023 thanks to increased Canada Student Grants and interest-free Canada Student Loans, the Grocery Rebate, and pollution price rebates. If they have a disability or dependants, they could receive an additional $12,800 in specialized student grants, plus an extra $640 per dependant, and up to $20,000 towards devices that support their learning. After graduating, all of their federal student loans will remain interest-free, with repayment assistance available until their income surpasses $40,000 per year.

Delivering Affordable, High-Quality Early Learning and Child Care

Since being announced in Budget 2021, the federal government’s Canada-wide system of affordable early learning and child care has delivered real results for middle class families across Canada, saving them thousands of dollars every month—while also supporting a record 85.7 per cent labour force participation rate for women in their prime working years as of July 2023. By strengthening Canada’s labour force, affordable early learning and child care is giving kids the best possible start in life and helping to fight inflation by filling labour shortages from coast to coast to coast.

Six provinces and territories are already providing regulated child care for an average of just $10-a-day or less, and all other provinces and territories remain on track to deliver $10-a-day child care by March 2026, significantly ahead of schedule. In Quebec, which has been a leader in affordable child care since 1997, federal investments are ensuring that more families can access affordable child care through the creation of more than 30,000 new spaces. In total, the federal government is supporting the creation of nearly 250,000 new child care spaces across the country, with more than 50,000 new spaces already created across Canada. Agreements with provinces and territories also include a commitment to develop and fund an inclusion plan to support children with disabilities.

The federal government has also invested in the heart of the system—early childhood educators—with $420 million provided to provinces and territories in 2021-22 to help fund the training and development opportunities needed to support educators’ growth and the growth of the system as a whole.

The Indigenous Early Learning and Child Care Framework is also enabling Indigenous-led approaches to child care so that Indigenous children and families benefit from a comprehensive and coordinated system anchored in self-determination and grounded in culture. Through strong partnerships with Indigenous governments and organizations, investments are reaching more than 35,000 children in 463 childcare sites in First Nations and Inuit communities, 341 Aboriginal Head Start programs on reserve, and 133 Aboriginal Head Start programs in urban and northern communities.

34 Chapter 2

Delivering Affordable, High-Quality Early Learning and Child Care
Table 2.1 Savings for Families Under the New Canada-Wide Early Learning and Child Care System

Province / Territory	Status of Fee Reduction	Estimated Federal Transfers for the Canada- Wide Early Learning and Child Care System Over 5 Years Starting in 2021-22[1]	Estimated 2023 Annual Savings per Child (Gross, Annual)[2]
BC	50 per cent on average reduction achieved as of December 2022	$3.21 billion	Savings of up to $6,600 per child
AB	50 per cent on average reduction achieved as of January 2022	$3.8 billion	Savings of up to $10,330[3] per child
SK	$10-a-day effective April 1, 2023	$1.1 billion	Savings of up to $6,900[4] per child
MB	$10-a-day effective April 2, 2023	$1.2 billion	Savings of up to $2,610 per child
ON	50 per cent on average reduction achieved as of December 2022	$10.23 billion	Savings of up to $8,500[5] per child
NB	50 per cent on average reduction achieved as of June 2022	$492 million	Savings of up to $3,900 per child
PEI	50 per cent on average reduction achieved as of October 2022	$118 million	Savings of up to $2,000 per child
NS	50 per cent on average reduction achieved as of December 2022	$605 million	Savings of up to $6,000[6] per child
NL	$10-a-day achieved as of January 1, 2023	$306 million	Savings of up to $6,300 per child
YK	Yukon committed to a $10- a-day average fee prior to Budget 2021	$42 million	Savings of up to $7,300 per child
NWT	50 per cent on average reduction achieved as of January 2022	$51 million	Savings of up to $4,950 per child
NU	$10-a-day achieved as of December 2022	$66 million	Savings of up to $14,300 per child

Supporting a Strong Middle Class    35

Delivering Affordable, High-Quality Early Learning and Child Care
QC7	$8.85 per day as of January 1, 2023[8]	$5.96 billion	Under its asymmetrical agreement, Quebec identified the creation of more than 30,000 new child care spaces by March 2026 as a priority. This includes the close to 20,500 additional subsidized spaces already created since the launch of the “Grand chantier pour les familles” in October 2021.

[1]  Initial notional funding amounts when the bilateral Canada-wide Early Learning and Child Care Agreements were signed. Actual funding amounts are subject to annual adjustments based on provincial/territorial shares of Canada’s 0-12 year old population.

[2]  Estimated savings for BC, AB, SK, ON, NB, PEI, NS, NL, and NWT are provincial and territorial estimates. Remaining savings calculations (MB, YK, and NU) are Employment and Social Development Canada estimates and are illustrative only. All estimates are relative to 2019 levels unless updated data is provided by provinces and territories. All estimates are based on out-of-pocket parent fees excluding amounts that would be recovered through provincial/territorial tax credits or the federal child care expense deduction at tax time, or changes to provincial/territorial or federal benefits as a result of lower child care expenses. Actual savings for families will vary based on factors such as actual fees paid prior to reductions. Provincial and territorial methodologies and data for calculating estimated savings may vary.

[3]  Based on Alberta’s savings scenario of a family earning $130,000/year previously paying $1,200/month for infant care and now paying $339/month.

[4]  Based on Saskatchewan’s average savings estimate of $573/month for full-time infant care as of April 2023.

[5]  Based on Ontario’s savings scenario of a family paying $62-a-day per child at the beginning of 2022 and $29.30-a-day effective December 31, 2022.

[6]  Based on Nova Scotia’s savings scenario for an infant in full-time licensed child care.

[7]  The Government of Canada has entered into an asymmetrical agreement with the province of Quebec that will allow for further improvements to its early learning and child care system, where parents with a subsidized, reduced contribution space already pay a single fee of less than $10-a-day

[8]  This amount is indexed and may increase with inflation or the growth rate of the cost of subsidized spaces. Parents of children in non-subsidized spaces are entitled to a refundable tax credit for child care expenses covering between 67-78 per cent of all expenses paid, depending on family income, with a maximum eligible expense of $43 per day in 2023.

2.1 Making Life More Affordable

Strengthening Competition to Help Stabilize Prices in Canada

More competition means lower prices, more choice, and more innovative products and services for Canadians. To further enhance competition in Canada, the federal government is taking action by amending the Competition Act and the Competition Tribunal Act to ensure Canadians can have more choice in where they take their business.

The government is proposing amendments to the Competition Act in order to:

-	Strengthen the tools and powers available to the Competition Bureau to enable it to crack down on abuses of dominance by bigger companies, such as predatory pricing;

-	Further modernize merger reviews, including by empowering the Competition Bureau to better detect and address “killer acquisitions” and other anti-competitive mergers;

-	Enhance protections for consumers, workers, and the environment, including by prohibiting misleading “greenwashing” claims and improving the focus on worker impacts in competition analysis;

-	Empower the Commissioner of Competition to review a wider selection of anti-competitive collaborations and seek meaningful remedies to ensure that harmful conduct is not repeated; and,

-	Broaden the reach of the law by enabling more private parties to bring cases before the Competition Tribunal and receive payment if they are successful.

The 2023 Fall Economic Statement also proposes amendments to the Competition Tribunal Act to ensure legal cost awards during case adjudication do not prohibit a robust defence of competition.

36 Chapter 2

This proposed comprehensive modernization of Canada’s competition regime builds on significant recent reforms, including those in Bill C-56. Together, these represent significant, generational changes, which will help bring Canada into alignment with international best practices to ensure that our marketplaces promote fairness, affordability, and innovation.

Right to Repair

Every day, Canadians are frustrated by throwing out items because they can’t find proper repairs. From appliances, to yard equipment, to electronics, throwing out these valuable goods wastes money and creates unnecessary waste for landfills.

In support of Canadians’ right to repair, the federal government will also amend the Competition Act in order to prevent manufacturers from refusing to provide the means of repair of devices and products in an anti-competitive manner.

Making Groceries More Affordable

In the face of global inflation and the high cost of food, the federal government is taking action to help stabilize food prices for Canadians and deliver relief at the checkout counter. New measures announced this fall to help make groceries more affordable include:

✓

Amending the Competition Act through Bill C-56, the Affordable Housing and Groceries Act to enhance competition in the grocery sector, which will help bring down costs and ensure Canadians have more choice in where they buy their groceries.

✓	Securing commitments from Canada’s five largest grocery chains, which represent 76 per cent of the grocery market, to help stabilize prices for Canadians.

✓

Establishing a Grocery Task Force, which is supervising the big grocers’ work to stabilize prices, as well as monitoring and investigating other practices in the grocery sector, such as “shrinkflation.”

In the weeks and months to come, the government will ensure that Canada’s largest grocers are keeping their commitments to stabilize prices, and is not ruling out any new measures, including possible tax measures, to support the grocery price stability that Canadians deserve.

Cracking Down on Junk Fees

Every single Canadian has dealt with unfair fees. Whether they are excessive roaming fees, excess banking fees, or being charged extra to sit with your kids on an airplane, these fees add up.

In the 2023 Fall Economic Statement, the federal government is taking further action to crack down on junk fees—and in the months to come, the government will continue working to reduce even more of the junk fees that Canadians deal with every single day.

The 2023 Fall Economic Statement announces that:

-

The government will work with the Canadian Transportation Agency to amend the Air Passenger Protection Regulations to ensure that airlines seat all children under the age of 14 next to their accompanying adult at no extra cost.

-	The Canadian Radio-television and Telecommunications Commission will conduct a prompt investigation of international mobile roaming charges, and will provide an update and concrete next steps in 2024.

-

The government will provide an update by Budget 2024 on the steps that it is taking to reduce the non-sufficient funds fees charged by banks. These fees, which can currently be as high as $50, disproportionately impact low-income Canadians or those who may not have access to overdraft protection due to their credit history.

Supporting a Strong Middle Class    37

The 2023 Fall Economic Statement also announces that the Office of Consumer Affairs will support ongoing efforts to crack down on junk fees across Canada, including by supporting independent research on this issue.

Further action to crack down on junk fees will be announced in the months ahead. The President of the Treasury Board and the Minister of Innovation, Science and Industry will continue to lead these important efforts.

Cracking Down on Junk Fees: Results Since 2016
Action Taken	How It Is Lowering Costs for Canadians	New Actions the Federal Government Will Take
Stronger laws across the economy: It is now against the law to falsely advertise the price of a product or service.	Canadians can trust that when they are making purchases, the price they see advertised is the total cost.	Modernize the Competition Framework: The government will further reform the existing competition regime in order to enhance competition in Canada.

Passenger rights: The Air Passenger Protection Regulations (APPR) now detail obligations that airlines have to treat passengers fairly.

Ensures clear, consistent passenger rights by establishing minimum requirements, standards of treatment, and, in some situations, compensation that carriers must provide to Canadians when their travel does not go as planned.

Reduce fees for families sitting together on flights: The government will work with the Canadian Transportation Agency to amend the Air Passenger Protection Regulations to ensure that airlines seat all children under the age of 14 next to their accompanying adult at no extra cost.

- Requires airlines’ advertising to transparently show the total price of airfare, as well as fees for optional services.
- Requires airlines to seat children under five next to their parents or guardians, and those under 14 in close proximity to their parents or guardians at no extra cost.
Fair cellphone and internet bills: The Internet Code (2019) was established as a mandatory code of conduct for internet providers, building on the revised Wireless Code.

Canadians have a clearer understanding of their service contracts, which prevents bill shock from overage fees and price increases. This includes:

-  No more cellphone unlocking fees.

-  No more cancellation fees if Canadians cancel cell phone service contracts after two years.

-  Capping data overage fees at $50 and roaming fees at $100 per billing cycle, unless explicitly authorized by the consumer.

-  Directing the Canadian Radio-television and Telecommunications Commission to further improve consumer telecommunication rights.

Work on international mobile roaming fees: The Canadian Radio-television and Telecommunications Commission will conduct an expeditious investigation of international mobile roaming rates and will provide an update and concrete next steps in 2024.
Banking protections: The Financial Consumer Protection Framework was introduced to offer protection for bank customers.	To help Canadians avoid surprise fees, under the Financial Consumer Protection Framework banks must now send electronic alerts when a customer is close to exceeding the funds available in their account or going over their credit limit.	Lower non-sufficient funds (NSF) fees: The government will take action to reduce the non-sufficient funds fees charged by banks.

38 Chapter 2

Delivering Support for Canadians on Energy Bills

As global market forces and inflation continue to affect Canadians, too many families are feeling the pressure on their monthly energy bills. To put more money back in the pockets of Canadians, while ensuring there is less pollution in our air, the federal government is helping more households make the switch to clean, affordable home heating options. To support this measure, the federal government is doubling the pollution price rural top-up and temporarily pausing the pollution price on heating oil.

Doubling the Rural Top-up for Eligible Canadians

Putting a price on pollution is the most efficient and affordable way of reducing our emissions. In provinces where the federal fuel charge applies, eight out of ten households get more money back than they pay through their quarterly pollution price rebate. In small and rural communities, where energy costs are often higher and people have fewer alternatives, the federal government also provides a rural supplement.

To further support rural Canadians, the federal government proposed on October 26, 2023, to increase the rural top-up from 10 per cent to 20 per cent, effective April 2024.

The government will announce pollution price rebate amounts for 2024-25 in the coming months.

Table 2.2

Quarterly Pollution Price Rebate Amounts (Without Rural Top-Up), 2023-24

	AB	MB	ON	SK	NL	NS	PEI[1]	NB
Family of Four	$386	$264	$244	$340	$328	$248	$240	$184
Payment Dates[2]	April 2023				July 2023			October 2023
	July 2023				October 2023			January 2024
	October 2023				January 2024
January 2024
[1]

Residents of small and rural communities in AB, MB, NB, NL, NS, ON, and SK are eligible for the 10-per-cent rural supplement. As all PEI residents are considered to be living in a small and rural community, amounts are not specified for urban versus rural individuals. The amounts for PEI can thus be considered as reflecting the rural supplement.

[2]

The fuel charge came into force in NL, NS, PEI, and NB on July 1, 2023. Residents of NB received a double payment in October 2023 for the July to September 2023 and October to December 2023 periods, and will receive a single payment in January 2024.

Helping More Households Make the Switch to Electric Heat Pumps

Switching to an electric heat pump can help many Canadians save thousands of dollars a year on energy bills, while also reducing their emissions.

To support Canadians with the upfront costs of buying and installing a heat pump, the federal government has proposed to allocate $500 million over four years, starting 2023-24, to enhance the Oil to Heat Pump Affordability program. The program currently provides grants of up to $10,000 for low- to median-income households across Canada to switch from oil heating to an electric heat pump. Under the enhanced program, in provinces and territories that partner with the federal government to provide support for heat pump installation, eligible households could receive up to $15,000 in federal grants, plus additional support from provinces and territories. This level of support will make the cost of switching to a heat pump free for most Canadians who need one. Additionally, a $250 payment will be available as an incentive for these households to make the switch.

The federal government is also considering options to streamline eligibility requirements under the Canada Greener Homes Initiative to make it easier for Canadians in every part of the country to switch to a heat pump, including if they currently heat their home with propane or natural gas.

Supporting a Strong Middle Class    39

Temporarily Pausing the Federal Pollution Price on Heating Oil

In addition to supporting Canadians with the installation of an electric heat pump, the federal government is temporarily pausing the federal fuel charge from deliveries of heating oil while work is underway to replace heating oil furnaces. Heating oil is used by 1.1 million homes in Canada, including 267,000 in Ontario and 287,000 across Atlantic Canada. Heating oil is highly polluting and particularly expensive, costing two to four times as much as natural gas to heat a home.

This temporary pause is a targeted measure to address that reality while support rolls out to help Canadians switch to a clean, affordable electric heat pump. This temporary pause will last from November 9, 2023, to March 31, 2027.

Enhancing Low-Cost and No-Cost Bank Accounts

Canadians no longer bank the same way they did a decade ago. Today, most Canadians are using online banking to pay bills and transfer money, and debit transactions are far more common than paying in cash—particularly since the pandemic. Some banks have already agreed to provide Canadians with low-cost and no-cost banking services. However, these agreements were reached a decade ago, and are no longer sufficient for the realities of banking in 2023.

To make banking more affordable and meet the evolving banking needs of Canadians, the federal government has directed the Financial Consumer Agency of Canada (FCAC) to work with banks to improve the features of low- and no-cost accounts to reflect the realities of modern banking, such as providing additional debit transactions, online bill payments, and e-transfers with no extra fees. FCAC will also work to expand low- and no-cost accounts to more Canadians, including by making more Canadians eligible for no-cost accounts and making affordable banking options available at more banks.

The government will provide an update on its progress in the coming months.

An Independent Ombudsman for Canadians Dealing With Their Banks

For too long, banks have been able to choose who adjudicated complaints that Canadians have had with their bank. Canadians deserve an impartial advocate that will work on their behalf, which is why the government recently designated the Ombudsman for Banking Services and Investments (OBSI) as the single external complaints body for Canada’s banking sector. An independent and transparent not-for-profit organization, OBSI will have jurisdiction to resolve complaints at all Canadian banks starting November 1, 2024.

Consumer-Driven Banking

Consumer-driven banking, also known as open banking or consumer-driven finance, refers to systems that allow people and businesses to securely transfer their financial data to different financial services providers, such as apps that use data to provide automated budgeting and savings advice. While these data-driven services can play an important role in helping Canadians manage their finances, in order to access them, Canadians must currently share their banking credentials with financial technology companies. This unsecure, unregulated practice leaves Canadians open to security, privacy, and liability risks in the event of data breaches or losses.

The 2023 Fall Economic Statement announces that the federal government will introduce legislation through Budget 2024 to establish a consumer-driven banking framework that would regulate access to financial data. This framework will ensure that Canadians and small businesses have safe and secure access to financial services and products that help them manage and improve their finances.

40 Chapter 2

Concurrent to this announcement, the government is releasing a policy statement outlining its position on key policy objectives and core framework elements, including governance, scope, accreditation, common rules, and technical standards. This policy statement will help guide industry as the consumer-driven banking framework is implemented. Canada is proposing a framework that aligns with those of its largest trading partners, including the United States, which sees Canadians cross the border, work, and do business in both countries every day.

What Will Consumer-Driven Banking Do?

The implementation of a consumer-driven banking framework will:

✓  Empower Canadians to securely access and share their financial data.

✓  Ensure that Canadians are not subject to fees when accessing and sharing their data.

✓  Protect Canadians and the financial system from risky practices like screen-scraping.

✓  Ensure parties at fault are liable for any damages or data breaches.

✓  Allow Canadians to safely access innovative products and services that can help them improve their financial outcomes. For example:

-  Apps that build credit scores using transaction data.

-  Account aggregators that provide a fuller financial picture and support improved decision making.

-  Budgeting tools that monitor spending and provide insights to improve financial well-being.

-  Platforms that provide automated financial advice, tailored to a consumer’s unique financial situation, and needs.

Supporting Canada’s Payments Modernization

The federal government is committed to promoting the safety and integrity of Canada’s financial system. On November 22, 2023, the government will be releasing final regulations under the Retail Payment Activities Act, which will make payments services safer and more secure for Canadians and businesses.

The 2023 Fall Economic Statement announces the government’s intention to amend the Canadian Payments Act to expand membership eligibility in Payments Canada to payment service providers supervised by the Bank of Canada, credit union locals that are members of a credit union central, and operators of designated clearing houses. This modernization will allow for lower transaction costs and faster, more secure payments for Canadians.

Supporting Small Businesses

Small businesses make up 98 per cent of all businesses in Canada, and they play an essential role in our communities.

During the pandemic, the federal government focused relentlessly on jobs—on keeping businesses afloat and Canadians employed. As part of the government’s historic emergency spending, the Canada Emergency Business Account (CEBA) provided $49 billion in interest-free, partially forgivable loans of up to $60,000 to nearly 900,000 small businesses and not-for-profit organizations. To further support these businesses and organizations, the government recently announced the following changes:

✓

The repayment deadline for CEBA loans to qualify for partial loan forgiveness of up to $20,000 is being extended from December 31, 2023, to January 18, 2024, recognizing that the end of December is a busy time for many Canadian businesses. This follows the government’s previous one-year extension announced in January 2022.

Supporting a Strong Middle Class    41

✓

For CEBA loan holders who apply for refinancing with the financial institution that provided their CEBA loan by January 18, 2024, the repayment deadline to qualify for partial loan forgiveness now includes a refinancing extension until March 28, 2024. This will allow more small businesses and not-for-profits to access relief and give them more time to hear back from their financial institutions on refinancing applications.

✓

As of January 19, 2024, outstanding loans, including those that are captured by the refinancing extension, will convert to three-year term loans, subject to interest of five per cent per annum, with the term loan repayment date extended by an additional year from December 31, 2025, to December 31, 2026. Put simply, small businesses and not-for-profits will automatically have access to a three-year, low-interest loan of up to $60,000 if they have not repaid or refinanced their loan. This will provide those who are unable to secure refinancing or generate enough cashflow to repay their loans by the forgiveness deadline with an additional year to continue repayment at a low borrowing cost. CEBA loan holders also have the ability to repay the principal at any time throughout the three-year term, meaning far greater flexibility for businesses.

Repayment on or before the new deadline of January 18, 2024 (or March 28, 2024 if a refinancing application is submitted prior to January 18, 2024 at the financial institution that provided their CEBA loan) will result in loan forgiveness of $10,000 for a $40,000 loan and $20,000 for a $60,000 loan. The above changes also apply to CEBA-equivalent lending through the Regional Relief and Recovery Fund.

Mikaela owns a small refrigeration company in New Brunswick. She has a $60,000 CEBA loan and is unable to repay $40,000 to benefit from $20,000 in partial loan forgiveness by January 18, 2024. Her $60,000 CEBA loan will turn into a three-year term loan on January 19, 2024, with a 5 per cent annual interest rate payable monthly (up to $250 per month) with the principal of $60,000 due on Dec 31, 2026.

Tyler owns a small landscaping business in British Columbia and has a $40,000 CEBA loan. He applies for refinancing for $30,000 with the financial institution holding his CEBA loan. With the new extension, he has until March 28, 2024 to receive a response and secure refinancing to pay off his CEBA loan and benefit from $10,000 in partial loan forgiveness.

Removing the GST/HST From Psychotherapy and Counselling

Therapy and counselling play an important role in the lives and mental health care of millions of Canadians, but they can be expensive. To ensure that Canadians can receive the support they need, the federal government is taking action to make these essential services more affordable for Canadians.

The 2023 Fall Economic Statement proposes to exempt professional services rendered by psychotherapists and counselling therapists from the GST/HST.

A New Employment Insurance Adoption Benefit

Employment Insurance (EI) maternity and parental benefits are key supports for new parents. Currently, adoptive parents can access EI parental benefits, but they cannot access the 15 weeks of EI maternity benefits. Too often, adoptive parents are left with too little time to meet the demands of the adoption process, attach, and welcome their child into their new home.

The 2023 Fall Economic Statement proposes to introduce a new 15-week shareable EI adoption benefit, at an estimated cost of $48.1 million over six years, starting in 2023-24, and $12.6 million ongoing. The benefit is expected to provide approximately 1,700 Canadian families each year with additional time and flexibility as they welcome a new child in their home. Surrogate parents will also be eligible for this benefit.

42 Chapter 2

The 2023 Fall Economic Statement also proposes to make amendments to the Employment Insurance Act, as well as corresponding changes to the Canada Labour Code, to ensure that workers in federally regulated industries have the job protection they need while receiving the EI adoption benefit.

Enhancing Employment Insurance Supports for Seasonal Workers

Many seasonal workers—including in fishing and tourism—rely on Employment Insurance (EI) for the support they need between work seasons. However, the recent anomalies in regional unemployment rates has meant that many seasonal workers risk experiencing a longer income gap this year.

In response to this year’s specific and atypical economic circumstance, the 2023 Fall Economic Statement proposes up to four additional weeks of EI regular benefits to eligible seasonal workers in 13 economic regions. This new measure is expected to cost an estimated $69.8 million over three years, starting in 2023-24.

This temporarily enhanced support would be available for claims established between September 10, 2023, to September 7, 2024.

2.2 Stronger Health Care

Delivering Dental Care for Canadians

Seeing a dentist is important for our health—but it can be expensive. Currently, more than a third of people in Canada do not have dental insurance. To make dental care more affordable, the federal government committed to provide dental coverage for uninsured Canadians with a family income of less than $90,000 annually, starting with children under 12.

In September 2022, the government announced the Canada Dental Benefit as the first stage of this plan. Applications opened in December 2022 to provide eligible parents or guardians with direct, up-front, tax-free payments of up to $1,300 over two years, per child, to cover the cost of dental care. To date, the Canada Dental Benefit has helped more than 380,000 children receive the dental care they need.

The government is also continuing to prepare for the launch of the Canadian Dental Care Plan. Once fully implemented, the Canadian Dental Care Plan will support up to 9 million uninsured Canadians who have an annual family net income of less than $90,000 in getting the oral health care they need, with no co-pays for those with family incomes under $70,000. Further information on the plan, which is expected to begin rolling out by the end of 2023, will be communicated by Health Canada in the coming weeks.

Supporting a Strong Middle Class     43

Figure 2.1

Canada Dental Benefit Payments, by Province and Territory

(December 1, 2022 to October 19, 2023)

381,850
Total number of children helped since launch
YK
90
NWT
750
NU
480
BC
54,920
AB
65,140
SK
23,610
MB
28,310
ON
247,760
QC
89,600
NL
5,190
PEI
1,370
NB
9,210
NS
14,480

Strengthening Public Health Care

A strong and effective public health care system is at the heart of what it means to be Canadian. It is essential to our well-being, and it is an important foundation of a growing and healthy economy.

On February 7, 2023, the federal government announced an investment of nearly $200 billion over ten years to improve health care services for Canadians. Through that plan, the government has already provided a $2 billion top-up to the Canada Health Transfer so that provinces and territories could reduce backlogs and respond to urgent pressures, including in pediatric hospitals, emergency rooms, and operating rooms.

The government has also made progress towards negotiating tailored bilateral agreements with provinces and territories to address their unique health needs. Agreements in principle have been signed with all provinces and territories, except for Quebec. The first formal bilateral agreement was also reached, with British Columbia, on October 10. These bilateral agreements, which will provide $25 billion in additional funding over ten years, will address individual provincial and territorial health system needs, such as expanding access to health services, supporting health workers, reducing backlogs, increasing mental health and substance use support, improving licensing and credential recognition, and modernizing health systems. To receive funding for 2023-24 through tailored bilateral agreements, provinces and territories must sign a bilateral agreement by March 31, 2024.

The government is also working with Indigenous partners to provide additional support for Indigenous health priorities by providing $2 billion over ten years, which will be distributed on a distinctions basis through the Indigenous Health Equity Fund.

44 Chapter 2

An Historic Federal Investment in Public Health Care

The nearly $200 billion incremental investment in health care announced in February 2023 will provide important support to Canadians over the next ten years:

-  GDP-Driven Growth: As the Canada Health Transfer’s escalator is based on gross domestic product (GDP) growth, an additional $146.0 billion is projected over the next ten years through the Canada Health Transfer, over and above the $45.2 billion provided in 2022-23.

-  Canada Health Transfer Top-Up: On June 30, 2023, the federal government provided a $2 billion top-up to address immediate pressures on the health care system, especially in pediatric hospitals, emergency rooms, and operating rooms.

-  Canada Health Transfer Five Per Cent Guarantee: The federal government will provide top-up payments to achieve Canada Health Transfer increases of at least five per cent for five years, to provinces and territories that commit to improve collection and management of health data. The last top-up payment will be rolled into the Canada Health Transfer base at the end of the five-year period, resulting in a permanent funding increase. This represents an estimated $17.5 billion over ten years in additional funding through the Canada Health Transfer.

-  Tailored Bilateral Agreements: These agreements will provide $25 billion in additional flexible funding over ten years that provinces and territories can use to address the unique needs of their populations and geography, on top of an existing $7.8 billion for bilateral agreements in home care, mental health, and long-term care.

-  Personal Support Worker Wage Support: The federal government will provide $1.7 billion over five years to support hourly wage increases for personal support workers and related professions.

-  Territorial Health Investment Fund: The federal government will provide $350 million over ten years in recognition of medical travel and the higher cost of delivering health care in the territories.

Table 2.4 provides the provincial and territorial allocations of the funding over ten years:

Table 2.4

Provincial/Territorial Allocations of Health Funding Plan Over Ten Years

Province/Territory	New Funding	Ten Year Total Incremental Funding Over 2022-23 levels
Newfoundland and Labrador	$987 million	$2.36 billion
Prince Edward Island	$375 million	$1.06 billion
Nova Scotia	$1.51 billion	$5.18 billion
New Brunswick	$1.29 billion	$3.95 billion
Quebec	$9.02 billion	$38.35 billion
Ontario	$16.07 billion	$78.61 billion
Manitoba	$1.92 billion	$7.23 billion
Saskatchewan	$1.71 billion	$6.31 billion
Alberta	$5.27 billion	$25.72 billion
British Colombia	$6.05 billion	$29.05 billion
Nunavut	$93 million	$314 million
Northwest Territories	$93 million	$313 million
Yukon	$95 million	$333 million
Total	$46.17 billion	$200.49 billion

Notes:

[1]  Funding for personal support workers has yet to be allocated but is included in total.

[2]  Provincial/territorial allocations are based on internal population projections and Statistics Canada modelling.

[3]  All Canada Health Transfer amounts starting in 2024-25 are notional, estimated based on December private sector nominal GDP forecast, and are subject to change.

[4]  Values may not equal total due to rounding.

Supporting a Strong Middle Class    45

Chapter 2

Supporting a Strong Middle Class

millions of dollars

	2023-	2024-	2025-	2026-	2027-	2028-
	2024	2025	2026	2027	2028	2029	Total

2.1. Making Life More Affordable	264	-93	-225	180	21	21	168
Helping More Households Make the
Switch to Electric Heat Pumps*	40	140	160	160	0	0	500
Less: Funds Sourced from Existing
Resources	-40	-300	-160	0	0	0	-500
Temporarily Pausing the Federal
Pollution Price on Heating Oil*	255	0	-255	0	0	0	0
Removing the GST/HST From
Psychotherapy and Counselling	0	10	10	10	10	10	50
A New Employment Insurance
Adoption Benefit	0	8	8	10	11	11	48
Enhancing Employment Insurance
Supports for Seasonal Workers	9	49	12	0	0	0	70
Chapter 2 - Net Fiscal Impact	264	-93	-225	180	21	21	168

Note: Numbers may not add due to rounding.

*As announced on October 26, 2023.

46 Chapter 2

Chapter 3

Building an Economy That Works for All Canadians

Following a strong recovery from the pandemic recession, the federal government’s economic plan has ensured that the Canadian economy remains resilient. Over a million more Canadians are employed compared to when the pandemic hit, our unemployment rate remains low by historical standards, and wage growth has outpaced inflation for the past nine months.

We must address the challenges facing Canadians and the Canadian economy today—and seize the opportunities ahead of us in the years to come.

The global economy is evolving. Countries around the world are moving quickly to fight climate change and to build their clean economies. As the world moves towards net-zero, the federal government is delivering on its economic plan to ensure that Canadian workers and businesses lead the way.

In Budget 2023, the federal government released Canada’s clean economy jobs plan, which will create a new generation of great middle class careers to help Canadians support their families, advance economic reconciliation and ensure that Indigenous Peoples share in the prosperity of major clean energy projects, while ensuring that the Canadian economy is a leader in a net-zero world.

According to Clean Energy Canada’s estimates, the clean energy sector’s contribution to our economy could increase as much as six-fold by 2050. Further analysis by RBC Economics suggests 235,000 to 400,000 new jobs will be created in the clean economy over the coming decade, with a number of sectors seeing significant growth (Chart 3.2).

The 2023 Fall Economic Statement introduces a series of new measures to advance the government’s economic plan by continuing to build a stronger economy, and provides important updates on key pillars of the government’s plan to fight climate change and create great careers for Canadians from coast to coast to coast.

Building an Economy That Works for All Canadians     47

48 Chapter 3

3.1 Building Canada’s Clean Economy

The federal government’s plan to build Canada’s clean economy is already delivering results. Over the past three years alone, more than 90 clean growth projects valued at a total of more than $40 billion, including private investment, are underway or will soon move forward into construction across Canada. Clean economy projects are drawing investments into every region of the country and creating great jobs for the middle class (Figure 3.1).

Companies from around the world are already capitalizing on the Canadian advantage. According to the OECD, Canada is ranked third in the world for the most foreign direct investment in the first half of 2023.

With more than $1 trillion in private capital ready to be invested to build the clean economies of the 21st century, Canada has the abundant resources needed to thrive—from critical minerals, to world-leading research and innovation, to a strong and deep pool of talented and diverse workers who are supported by programs like affordable child care and strong public health care. Beyond that, Canada has the stable political and economic institutions that companies around the world are looking for as a safe place to do business.

Canada’s clean economy jobs plan is about capitalizing on our remarkable competitive advantages in order to attract investment and create good jobs across the country.

Figure 3.1

Snapshot of Recent and Proposed Investments in the Clean Economy

* Not all projects may proceed for various reasons including evolving market conditions, failing to secure necessary permits and or financing, or changing business priorities on the part of proponents.

Source: Department of Finance analysis of public announcements.

Building an Economy That Works for All Canadians     49

Figure 3.2

Strategy and Main Tools

50 Chapter 3

Delivery Timeline for Clean Economy Investment Tax Credits

As an important pillar of Canada’s clean economy jobs plan, the government is focused on implementing, on a priority basis, the new clean economy investment tax credits for carbon capture, utilization, and storage; clean technology adoption; clean hydrogen; clean technology manufacturing; and clean electricity. The following timelines outline the federal government’s path towards delivering all investment tax credits in 2024.

The clean economy investment tax credits will be implemented as follows, subject to the results of consultations:

Carbon Capture, Utilization, and Storage (CCUS):

-  Legislation will be introduced in Parliament this fall.

-  Consultations on draft legislation were held from August 4, 2023, to September 8, 2023.

-  The tax credit would be available from January 1, 2022.

Clean Technology:

-  Legislation will be introduced in Parliament this fall.

-  Consultations on draft legislation were held from August 4, 2023, to September 8, 2023.

-  The tax credit would be available from March 28, 2023.

Clean Hydrogen:

-  Consultations on draft legislation will launch this fall.

-  The government is targeting to introduce legislation in Parliament in early 2024.

-  The tax credit would be available from March 28, 2023.

Clean Technology Manufacturing:

-  Consultations on draft legislation will launch this fall.

-  The government is targeting to introduce legislation in Parliament in early 2024.

-  The tax credit would be available from January 1, 2024.

Clean Electricity (Except for Publicly-Owned Utilities):

-  Design and implementation details will be published in early 2024.

-  Consultations on draft legislation will launch in summer 2024.

-  The government is targeting to introduce legislation in Parliament in fall 2024.

-  The tax credit would be available from the day of Budget 2024 for projects that did not begin construction before March 28, 2023.

Clean Electricity (For Publicly-Owned Utilities):

-  Consultations with provinces and territories will take place in 2024.

-  The government is targeting to introduce legislation in Parliament in fall 2024.

-  The tax credit would be available from the day of Budget 2024 for projects that did not begin construction before March 28, 2023.

Expanding Eligibility for the Clean Technology and Clean Electricity Investment Tax Credits to Support Using Waste Biomass to Generate Heat and Electricity:

-  Consultations on draft legislation will launch in summer 2024.

-  The government is targeting to introduce legislation in Parliament in fall 2024.

-  The expansion of the Clean Technology investment tax credit would be available from the day of the 2023 Fall Economic Statement.

-  The expansion of the Clean Electricity investment tax credit would be available from the day of Budget 2024 for projects that did not begin construction before March 28, 2023.

Building an Economy That Works for All Canadians     51

Delivery Timeline for Clean Economy Investment Tax Credits

Labour Requirements

Budget 2023 announced that labour requirements to pay prevailing union wages and provide apprenticeship training opportunities will need to be met in order to receive the maximum credit rate of the Clean Technology, Clean Hydrogen, Clean Electricity, and CCUS investment tax credits.

-  Legislation to implement the labour requirements will be introduced in Parliament this fall.

-  Consultations on draft legislation were held from August 4, 2023, to September 8, 2023.

-  The effective date for the labour requirements will be the date that a Notice of Ways and Means Motion for the enabling legislation is first tabled this fall.

Figure 3.3

Delivery and Implementation Timeline for Investment Tax Credits

52 Chapter 3

Using Waste Biomass to Generate Electricity and Heat

During the course of production, industries like forestry and agriculture generate organic by-products, such as leftover wood chips and crop residues, which have the potential to be used to generate affordable energy while also reducing emissions.

To reduce biowaste and support new affordable electricity and heat generation in Canada, the 2023 Fall Economic Statement proposes to expand eligibility for:

-

The 30-per-cent Clean Technology investment tax credit to include systems that produce electricity, heat, or both electricity and heat from waste biomass. This expansion of the Clean Technology Investment Tax Credit would be available to businesses investing in eligible property that is acquired and becomes available for use on or after the date of the 2023 Fall Economic Statement.

-

The 15-per-cent Clean Electricity investment tax credit to include systems that produce electricity or both electricity and heat from waste biomass, which would be available as of the date of Budget 2024 for projects that did not begin construction before March 28, 2023.

The labour requirements to pay prevailing wages and provide apprenticeship training opportunities will apply to the expanded investment tax credits. Turning waste biomass into electricity and heat is, on a lifecycle basis, a carbon-neutral energy solution, with potential to be carbon-negative when combined with carbon capture, utilization, and storage, while providing new opportunities for major Canadian industries. This proposal is expected to cost $853 million from 2023-24 to 2028-29, and an additional $1.2 billion from 2029-30 to 2034-35.

3.2 Canada’s Economic Plan is Globally Competitive

Canada has been at the forefront of global efforts to build the clean economy. Since the federal government launched Canada’s first climate plan in 2016, our clean tech companies have created world-leading technologies, our researchers have been driving new clean innovation, and our workers have been transforming the way we build and deliver economic growth all while cutting pollution and protecting the environment.

The world is catching up, and our friends and allies around the world—chief among them the United States and the European Union—are helping to accelerate this important shift in the global economy. The U.S. Inflation Reduction Act is estimated to mobilize as much as US$1.7 trillion of private and public investments in the U.S. economy. The European Union has also made significant commitments including the new Green Deal Industrial Plan, which makes available €245 billion in public investment to build Europe’s clean economy. The significant new measures announced in Budget 2023 help ensure Canadian businesses and Canadian workers will have their share of benefit in the clean economy today and for generations to come.

Independent analyses show that Canada’s clean economy jobs plan is competitive with both the U.S. and the EU (Chart 3.3), and will ensure that Canada can attract the clean investment needed to create good jobs from coast to coast to coast:

“Canada’s financial support for the clean energy transition is yielding positive results and has established a competitive position relative to the U.S.”

– TD Economics, April 2023

“Amid the turmoil of the global energy crisis, Canada continues to be a bright spot in advancing the clean energy transition while supporting international energy security and paying close attention to the social and economic implications of change.”

– Dr. Fatih Birol, Executive Director, International Energy Agency, February 2023

Building an Economy That Works for All Canadians    53

“Budget 2023’s relatively hands-off approach has many advantages, as it allows markets, rather than governments, to identify the best investments and prevents governments from spending money without impact.”

– Smart Prosperity Institute, March 2023

“Canada’s [Budget 2023 clean economy investment tax credits] will make the country a global leader in favorable financial conditions for green energy projects…these new tax breaks will raise the value of some projects by more than 50 per cent over their lifetime, positioning Canada as the second most attractive place for renewable developers, behind only the U.S.”

– Rystad Energy, April 2023

“This budget will not only make a low-carbon future possible, it will also make clean electricity more affordable. The big “winners” of today’s budget are Canadian electricity customers.”

– Electricity Canada, March 2023

“Today, the federal government is proposing interesting measures to ensure that Canada can succeed in the area of electricity and a clean economy. Competition between different countries in this area is fierce.”

– Véronique Proulx, President and Chief Executive Officer, Manufacturiers et Exportateurs du Québec, March 2023 [translation]

54 Chapter 3

3.3 Investing in Canada’s Economy

Building Canada’s Strong Electric Vehicle Battery Supply Chain

Major automakers are rapidly pivoting to build the electric vehicles that are quickly becoming the vehicles of choice for people around the world and which are integral to the emissions reductions plans of many governments.

Canada has the best auto workers in the world, and our electric vehicle supply chain—from critical minerals extraction and processing to battery and components manufacturing and vehicle parts and assembly—will be a key pillar of Canada’s clean economy. In 2022, Canada’s auto sector—our second largest exporter—employed more than 500,000 workers and contributed over $14 billion to GDP.

To grow Canada’s economy and secure long-term opportunities for Canada’s auto supply chain workers, the federal government has been working hard to secure major electric vehicle battery projects.

Since 2020, Canada has secured more than $34 billion in investment in the batteries and automotive supply chain, which will help our economy grow and create and protect well-paying middle class jobs—today and for generations to come. In 2023, the federal government has secured landmark battery manufacturing facilities—Volkswagen and Stellantis-LGES in Ontario, and Northvolt in Quebec. These projects will employ thousands of Canadians and anchor the future of Canada’s electric vehicle industry, while also creating new opportunities for workers and businesses across Canada’s critical minerals, clean manufacturing, and clean technology industries.

Building an Economy That Works for All Canadians     55

Growing Canada’s Electric Vehicle Supply Chain

Canada is the destination of choice for major investments across the EV supply chain, from early-stage mining and refining, to battery manufacturing, to assembly and recycling. The following are just some of the recent major projects.

Figure 3.4 Major Investments in Canada’s Electric Vehicle Supply Chain

NextStar – March 2022
$5B
PowerCo – April 2023
$7B
Northvolt
September 2023
(processing, batteries, and recycling)
$7B
Mining and refining
Processing and components
Battery manufacturing
Parts and assembly
Recycling
Rio Tinto Fer and Titane
October 2022
$511M
In development
James Bay Lithium
Torngat
Avalon
Canada Nickel
Green Technology Metals
Nouveau Monde Graphite
Umicore – October 2023
$2.76B
Volta – September 2023
$750M
EcoPro CAM Canada – August 2023
$1.2B
GM POSCO – May 2023
$600M
E3 Lithium – November 2022
$87M
BASF
processing and recycling
(in development)
Michelin – March 2023
$300M
Stellantis – May 2022
$3.6B
GM – April 2022
$1.82B
Honda – March 2022
$1.35B
Nova Bus – June 2021
$184M
The Lion Electric Co. – March 2021
$184M
Ford – October 2020
$1.84B
Lithion
(in development)

The federal government has also been securing other major investments in Canada’s economy, including:

Summer 2022

✓

BHP, in Jansen, Saskatchewan, with a $100 million federal investment to support a $7.5 billion project to advance the development of a world-leading low-emissions potash mine. This investment will ensure Canada remains a global leader in both potash production and sustainable mining.

Fall 2022

✓

Rio Tinto Fer and Titane, in Sorel-Tracy, Quebec, with a proposed federal investment of up to $222 million to support a $511 million project to increase the company’s production of critical minerals including lithium, titanium, and scandium.

56 Chapter 3

Winter 2023

✓

Xanadu Quantum Technologies, in Toronto, Ontario, with a $40 million federal investment to support a $178 million project to build and commercialize the world’s first photonic-based, fault-tolerant quantum computer.

Spring 2023

✓

Michelin North America Inc., in Bridgewater, Pictou and Waterville, Nova Scotia, will receive up to $44.3 million in federal funding pending a final agreement and a provincial tax credit of about $61.3 million over five years from the government of Nova Scotia, to support a $300 million project. This investment will enable the modernization of the company’s Nova Scotia facilities, leveraging technological innovation to manufacture more efficient tires, including tires for electric vehicles, and cut production emissions through electrification.

✓

Ranovus Inc., in Ottawa, Ontario, with a $36 million federal investment to support a $100 million project that will advance the company’s domestic production and manufacturing of semiconductor products and services, and help position Canada as a key player in the strategically important semiconductor industry.

✓

AbCellera Biologics Inc., in Vancouver, British Columbia, with federal and provincial investments of $225 million and $75 million, respectively, to support a $701 million project to enhance and expand the Canadian supply chain in leading-edge antibody drug development and clinical research, giving Canadian patients early access to innovative medicines created here at home.

Summer 2023

✓

AVL Fuel Cell Canada Inc., in Burnaby, British Columbia, with a $15 million federal investment to support a $38.5 million project to develop the company’s innovative hydrogen fuel cell technologies and world-class engineering solutions for customers in the global transportation sector.

✓

General Dynamics Mission Systems, in Sherbrooke, Quebec, with a $10 million federal investment to support a $34 million project to undertake mission system integration, testing, and demonstration on the LX300 helicopter, a Canadian-made remotely piloted aircraft produced by Quebec-based Laflamme Aero.

Fall 2023

✓

Umicore, in Loyalist, Ontario, with federal and provincial investments of up to $551.3 million and $424.6 million, respectively, to support a $2.76 billion project to build a manufacturing facility of cathode active materials and precursor cathode active materials—critical components for producing electric vehicle batteries.

✓

E-One Moli Energy, in Maple Ridge, British Columbia, with federal and provincial investments of up to $204.5 million and $80 million, respectively, to support a $1 billion project to build Canada’s largest lithium-ion battery cell manufacturing facility. The lithium-ion battery cells produced in Maple Ridge will be used to electrify devices that have traditionally relied on diesel, such as power tools, medical devices, high-performance vehicles, and aerospace applications, supporting the transition to cleaner, more efficient energy sources.

Building an Economy That Works for All Canadians     57

Delivering the Canada Growth Fund

To help attract billions of dollars worth of investments in Canadian workers and Canadian businesses, the federal government launched the Canada Growth Fund, a $15 billion arm’s length public investment vehicle led by some of Canada’s leading investment professionals from the Public Sector Pension Investment Board (PSP Investments).

The Canada Growth Fund’s investments in cutting-edge Canadian businesses and technologies will help them grow in Canada and create good jobs for Canadians.

In summer 2023, the Canada Growth Fund commenced operations, and is deploying a suite of financial tools to de-risk and bolster private investment in low-carbon projects, technologies, businesses, and supply chains. The Canada Growth Fund has already met with more than 150 market participants and has developed a pipeline of projects across leading clean economy sectors, including carbon capture, utilization, and storage; hydrogen; biofuels; critical minerals; and clean tech.

The Canada Growth Fund announced its first investment on October 25, 2023. With a $90 million investment in a groundbreaking geothermal energy company, Calgary’s Eavor Techologies Inc., the Canada Growth Fund is supporting good jobs for Albertans and securing a Canadian future for a company at the leading-edge of the global clean economy. The Canada Growth Fund’s investment will enable Eavor to scale-up its emissions-reducing technology, ensure the company’s headquarters and majority of its workforce remain in Canada, and create new jobs at its Calgary headquarters.

Further Canada Growth Fund investments will be announced in the coming weeks and months.

Carbon Contracts for Difference

One of the financial tools the Canada Growth Fund is providing to support clean growth projects is contracts for difference—including contracts on the future price of carbon. Carbon contracts for difference will backstop the future price of carbon and provide predictability to businesses in order to de-risk important emission-reducing projects. Since Budget 2023, the federal government has been consulting on a broad-based approach to carbon contracts for difference complementary to the offerings of the Canada Growth Fund. Federal accounting authorities have undertaken work on the accounting recognition of broad-based carbon contracts for difference. Contracts of these types, with a high strike price, could expose the government to significant fiscal risks and require upfront recognition of potential costs.

The 2023 Fall Economic Statement announces that the Canada Growth Fund will be the principal federal entity issuing carbon contracts for difference. The Canada Growth Fund will allocate, on a priority basis, up to $7 billion of its current $15 billion in capital to issue all forms of contracts for difference and offtake agreements.

The Canada Growth Fund is already in the process of negotiating carbon contracts for difference with a number of project proponents across a range of sectors. The Canada Growth Fund’s carbon contracts for difference will also support the establishment of robust carbon credit markets. The government will continue to explore additional ways to provide businesses certainty regarding the carbon pricing trajectory, including potential legislative approaches and other new measures, in conjunction with provinces and territories. In addition, the government remains committed to enforcing the existing requirement under the carbon pricing benchmark that the design of provincial and territorial output-based pricing systems preserve a marginal price signal at or above the minimum national carbon pollution price, on an ongoing basis, to maintain a strong carbon credit market.

58 Chapter 3

3.4 Creating Opportunities for Workers and Businesses

Canada’s competitive advantages, including our democratic stability, highly educated workforce, broad trade access to global markets, strong social safety net, and abundant natural resources, make Canada an incredibly attractive place to do business. The federal government is continuing to take action to build on these competitive advantages by cutting red tape, making it easier for businesses to get the support they need to create good jobs, and improving market access for Canadian businesses.

Recent Actions to Make Canada a Better Place to Do Business

To ensure that the Canadian economy continues to be competitive for businesses, workers, and consumers, the federal government has introduced and updated federal legislation and regulations, including:

-  The Modernization of the Competition Framework, based on the broad public consultation on competition reform undertaken by the government, will increase the robustness of competition enforcement across all industries to ensure more competitive, open, and dynamic markets across Canada.

-  The Digital Charter Implementation Act introduces three proposed Acts, which, if enacted, would create a national legislative framework on privacy and artificial intelligence. The proposed Consumer Privacy Protection Act will ensure the privacy of Canadians will be protected and that innovative businesses can benefit from clear rules as technology continues to evolve.

-  An Act to amend the Investment Canada Act, if passed, would ensure that Canada can continue to address changing threats that can arise from foreign investment. This will safeguard economic growth and Canadian jobs without compromising national security or national interests.

-  The Annual Regulatory Modernization Bill process is in place to help the government address overly complicated, inconsistent, or outdated federal regulatory requirements. The recurring bill helps to keep the regulatory system relevant and up to date.

-  The government has conducted a range of Targeted Regulatory Reviews of existing regulations and regulatory practices in order to support economic growth and innovation. Stakeholder engagement is central to these reviews and feedback supports more agile, transparent, and responsive regulations. Themes have included agri-food, aquaculture, and clean technology.

Getting Major Projects Built Faster

For Canada to build a thriving economy, investments in clean projects—from critical minerals, to clean electricity, to clean energy and beyond—must be able to move forward quickly and effectively. Canada is a world leader in getting these projects done right—with strong environmental protections, robust labour standards, and engagements with Indigenous partners. However, more needs to be done to ensure major projects get built in a timely manner.

Budget 2023 announced that, by the end of this year, the government will outline a concrete plan to further improve the efficiency of the permitting and impact assessment processes for major projects, which will include clarifying and reducing timelines, mitigating inefficiencies, and improving engagement and partnerships. The recently announced Ministerial Working Group on Regulatory Efficiency for Clean Growth Projects is coordinating government-wide efforts and details of the government’s plan will be released in the coming months.

Building an Economy That Works for All Canadians    59

Canada’s World-Leading Critical Minerals Industry

The global clean economy will be dependent on access to the critical minerals and metals that are required for low-carbon technologies, ranging from electric vehicle batteries to semiconductors. By some estimates, global demand for critical minerals for clean energy technologies will double or even triple by 2030, driven largely by electric vehicles and battery storage, as well as clean electricity generation and transmission.

Canada is a global mining leader with a fortunate abundance of many of the world’s essential critical minerals, including lithium, graphite, cobalt, and nickel. Moving quickly to ensure that Canada can capitalize on this critical economic shift is essential. Canada is already home to almost half of the world’s publicly listed mining and mineral exploration companies, with a presence in nearly 100 countries and a combined market capitalization of over $500 billion. These Canadian mining companies currently produce 60 minerals and metals at 200 mines and 6,500 quarries across the country. Canada’s mining sector ranks second among BloombergNEF’s scoring of 10 leading critical mineral producers, all while meeting world-leading sustainability requirements and creating good-paying jobs for Canadians.

“I would say there is no place on the planet that I get more optimistic about than Canada.”

– Jakob Stausholm, CEO of Rio Tinto Group, September 2023

Chart 3.4

Canada is Globally Competitive in Critical Minerals and Metals Production

Source: BloombergNEF 2023. Each economy scored on five categories with a total maximum score of 100. Categories include Reserves, Sector strategy, Political stability, Talent, and Environmental Impact Assessment Framework.

60 Chapter 3

Ensuring Workers Thrive in the Clean Economy

As the world shifts to sustainable energy and adopts clean technologies, it is essential for workers to lead the way. The federal government is ensuring that workers continue earning wages that help them to take care of their families and build a brighter future.

✓  This includes by making most of Canada’s new suite of clean economy investment tax credits more generous when employers pay the prevailing wage and create apprenticeship opportunities.

✓  Since 2015, the government has been equipping Canadian workers with the skills they need through programs like the Union Training and Innovation Program, and has since launched the new Apprenticeship Service and made Canada Apprentice Loans interest-free.

✓  In the 2022 Fall Economic Statement, the government announced the creation of a Sustainable Jobs Training Centre and Secretariat, and more recently, introduced the Canadian Sustainable Jobs Act to put Canadian workers and communities at the centre of federal decision making as the government makes further important clean economy investments.

Pension Fund Investment

Canada’s pension funds provide Canadians with the secure and dignified retirements they deserve and have contributed to after a lifetime of hard work. By responsibly investing Canadians’ pension contributions, Canadian pension funds now manage more than $3 trillion in pension assets, representing one of the largest pools of investment savings in the world. These savings are invested in diverse portfolios that include public and private equities, real estate, infrastructure, and fixed income, and are made in line with the fiduciary duty to maximize risk-adjusted returns for plan members and retirees. The stability and security of retirement supported by Canadian pension funds, and their strong performance, are the envy of the world.

Canada is one of the safest and most attractive investment destinations in the world—whether it is for the clean economy and major infrastructure projects, or new housing, or supporting our innovative companies. Our robust economy, highly skilled workforce, well-regulated financial sector, strong governance culture, and competitive tax rates provide many investment opportunities.

The federal government believes that continued domestic investments by Canada’s pension funds have the potential to boost Canada’s economy and create good careers for people across the country.

The 2023 Fall Economic Statement announces that the federal government will work collaboratively with Canadian pension funds to create an environment that encourages and identifies more opportunities for investments in Canada by pension funds and by other responsible investment pools, while helping to deliver secure pensions for Canadians.

To enable pension funds to more fully participate in Canada’s economic growth, the 2023 Fall Economic Statement also announces that the government will explore removing the “30 per cent rule” from investments in Canada. The 30 per cent rule restricts Canadian pension funds from holding more than 30 per cent of the voting shares of most corporations.

As part of this effort, and in order to improve transparency around pension investments, the government also proposes to require large federally-regulated pension plans to disclose the distribution of their investments, both by jurisdiction and asset-type per jurisdiction, to the Office of the Superintendent of Financial Institutions (OSFI). This information will be made publicly available, and the government will engage with provinces and territories to discuss similar disclosures by Canada’s largest pension plans in a simple and uniform format.

Building an Economy That Works for All Canadians     61

Supporting Employee Ownership Trusts

An Employee Ownership Trust owns shares in a business on behalf of its employees, enabling greater worker participation in business decisions and profits. The trusts can also provide an alternative business succession option for retiring business owners, especially since more than 75 per cent of small business owners plan to exit their business in the next decade. Budget 2023 introduced tax rules to facilitate the creation of Employee Ownership Trusts.

Building on this effort, and to encourage more business owners to sell to an Employee Ownership Trust, the 2023 Fall Economic Statement proposes to exempt the first $10 million in capital gains realized on the sale of a business to an Employee Ownership Trust from taxation, subject to certain conditions.

This incentive would be in effect for the 2024, 2025, and 2026 tax years and is expected to reduce federal revenues by $52 million over the 2023-24 to 2026-27 period. Further details will be provided in the coming months. The Department of Finance will monitor the adoption of Employment Ownership Trusts in Canada and their associated impacts on the economy and Canadians.

Indigenous Loan Guarantee Program

Everyone in Canada deserves to share in Canada’s economic prosperity, and the clean economy opportunities that lie ahead offer new ways to advance economic reconciliation. Economic reconciliation—whether through engagement with Indigenous partners, creating good jobs in Indigenous communities, or helping ensure Indigenous communities share in the prosperity of major projects—is a major part of the federal government’s work to build a strong and sustainable economy.

The federal government is determined to ensure that Indigenous communities can share in the benefits of major projects in their territories on their own terms.

With the number of major projects with potential for Indigenous equity ownership anticipated to grow significantly over the next decade, the government, with Indigenous partners, is working to increase access to the affordable capital that Indigenous communities will require to make these opportunities a reality. This will make projects more economically feasible for Indigenous communities by decreasing the cost of capital.

Informed by Natural Resources Canada’s ongoing work to develop a National Benefits-Sharing Framework, the 2023 Fall Economic Statement announces that the government will advance development of an Indigenous Loan Guarantee Program to help facilitate Indigenous equity ownership in major projects in the natural resource sector. Next steps will be announced in Budget 2024.

Sustainable Finance Action

Canada is a world leader in climate finance. The federal government wants to keep this advantage, including by moving towards mandatory reporting of climate-related financial risks across a broad spectrum of the Canadian economy. Last year, the government also issued the first Canada Green Bond, worth $5 billion, of which 45 per cent of investors were international and which saw a final order book of over $11 billion, showing there is strong appetite from investors around the world to make clean investments in Canada.

In 2021, the federal government established the Sustainable Finance Action Council (SFAC), with a three-year mandate to provide advice to the Minister of Finance and the Minister of Environment and Climate Change and to help lead the Canadian financial sector towards integrating sustainable finance into its standard industry practices.

62 Chapter 3

The government has since received SFAC’s Taxonomy Roadmap Report with recommendations for advancing a Canadian taxonomy, or classification, to identify economic activities that the financial sector could label as “green” or “transition”, as well as SFAC’s advice on advancing climate-related disclosures in Canada. In the coming months, SFAC will provide additional advice to the federal government on strategies for aligning private sector capital with net-zero, as well as on climate data and analytics.

To expand the coverage of mandatory climate disclosures, the 2023 Fall Economic Statement announces that the Department of Finance; Innovation, Science and Economic Development Canada; and Environment and Climate Change Canada will develop options for making climate disclosures mandatory for private companies.

Building on SFAC’s Taxonomy Roadmap Report, the 2023 Fall Economic Statement also announces that the Department of Finance will work with Environment and Climate Change Canada and Natural Resources Canada to undertake next steps, in consultation with regulators, the financial sector, industry and independent experts, to develop a taxonomy that is aligned with reaching net-zero by 2050. This work will be supported by external technical experts. The 2023 Fall Economic Statement proposes to provide $1.5 million in 2024-25 to the Department of Finance to support this work.

The federal government recognizes the important work and contributions to Canada by the Sustainable Finance Action Council, particularly its Chair, as well as all members, over the course of its mandate.

Defending Canadian Businesses Against Unfair Foreign Treatment

Canadian workers and businesses deserve to be treated fairly by Canada’s trading partners. When the Government of Canada opens its markets to goods and services from other countries, Canada expects those countries to also grant Canadian businesses the same access that we provide their companies.

To protect Canadian workers and Canadian businesses—and to develop mutually beneficial and resilient supply chains—going forward, Canada will consider reciprocity as a key design element for new policies, including certain clean economy investment tax credits, federal procurement, and federally-funded infrastructure projects. This includes reciprocal procurement to ensure that countries that do not provide Canadian goods and services with a similar level of market access do not unfairly benefit from access to Canada’s markets. Concurrent to this announcement, the government is releasing a policy statement with further details on Canada’s approach to reciprocity.

Ensuring Crown Corporations Are Delivering for Canadians

The Business Development Bank of Canada, Export Development Canada, and Farm Credit Canada were designed to complement the private sector in supporting Canadian businesses and farmers with the financing, insurance, and advice they need to compete and thrive in the global economy. Amidst a changing global economy, it is critical for these Crown corporations to continue delivering effective support.

To ensure these Crown corporations maximize their existing resources and best support Canadian businesses and farmers, the 2023 Fall Economic Statement announces that the government will be reviewing their roles and taking steps to increase risk appetite where appropriate. Next steps will be announced in Budget 2024.

Building an Economy That Works for All Canadians     63

Chapter 3

Building an Economy That Works for All Canadians

millions of dollars

	2023-	2024-	2025-	2026-	2027-	2028-
	2024	2025	2026	2027	2028	2029	Total

3.1. Building Canada’s Clean Economy	0	26	193	214	210	210	853

Using Waste Biomass to Generate Electricity and Heat	0	26	193	214	210	210	853

3.4. Creating Opportunities for Workers and Businesses	2	12	15	25	0	0	54

Supporting Employee Ownership Trusts	2	10	15	25	0	0	52

Sustainable Finance Action	0	2	0	0	0	0	2

Chapter 3 - Fiscal Impact	0	28	193	214	210	210	907

Clean Economy Industrial Supports – Net Impact of Policy Actions Since Budget 2023*	555	693	1,895	2,027	1,911	1,391	8,472

Net Fiscal Impact of Measures	557	730	2,103	2,266	2,121	1,601	9,378

Note: Numbers may not add due to rounding.

*Fiscal impact of industrial supports for the clean economy, including battery production, net of amounts previously provisioned in the fiscal framework. Shown at the aggregate level to preserve commercial confidence.

64 Chapter 3

Chapter 4

Effective Government, a Fair Tax System, and a Stable Financial Sector

Canada has a proud tradition of stable institutions and responsible fiscal management. Continuing this tradition is essential for the government to continue supporting Canadians and deliver on their priorities. The 2023 Fall Economic Statement takes further action to ensure that Canadians’ resources are being used as efficiently and effectively as possible, and to continue building a tax system where everyone pays their fair share. The Fall Economic Statement also takes steps to strengthen Canada’s financial sector and protect Canadians against financial crimes.

4.1 Effective, Efficient Government

As part of the federal government’s economic plan, Budget 2023 introduced a plan to identify $15.4 billion in savings that are being refocused towards the priorities that matter most to Canadians today. These savings are currently being delivered without affecting direct benefits and service delivery to Canadians; direct transfers to other orders of government and Indigenous communities; or the Canadian Armed Forces. Building on this work, the 2023 Fall Economic Statement announces new measures to ensure Canadians’ resources are being used efficiently and effectively.

Responsible Government Spending

In Budget 2023, the federal government made decisions to find savings which would help to pay for important services and programs for Canadians. By requiring departments and agencies to reduce spending by 3 per cent, in addition to reducing spending on consulting and professional services, the government was able to make investments to strengthen Canada’s public health care plan, deliver the Canadian Dental Care Plan, and make transformative investments in Canada’s future economy.

The government will be delivering additional public service spending reduction targets in 2025-26 and beyond.

The 2023 Fall Economic Statement announces that the government will extend and expand its Budget 2023 efforts to refocus government spending, with departments and agencies generating additional savings of $345.6 million in 2025-26, and $691 million ongoing. Combined with the $15.4 billion in refocused spending outlined in Budget 2023, the government will be saving $4.8 billion per year in 2026-27 and ongoing and returning the public service closer to its pre-pandemic growth track.

Responsible Investments to Meet the Current Needs of Canadians

The federal government takes seriously its responsibility to ensure that Canadians’ resources are being used efficiently and invested in the priorities that matter most to Canadians. When program implementation is slower than originally planned, when take-up is lower, or when circumstances have changed, it is important to reallocate federal investments towards more timely priorities. Following similar measures in Budget 2023, this Fall Economic Statement takes additional steps to reallocate previously announced investment that has yet to occur.

The 2023 Fall Economic Statement proposes to further reduce previously announced investment that remains unallocated or is no longer required, or to delay it where the pace of implementation is slower than originally envisioned. This will result in savings of $480 million over six years, starting in 2023-24.

Effective Government, a Fair Tax System, and a Stable Financial Sector     65

Further updates on the government’s efforts in Budget 2023 and the 2023 Fall Economic Statement to realign previously announced investments will be available in the Estimates and Departmental Plans over the course of the 2023-24 fiscal year.

Protecting Public Interest in Cases of Public Post-Secondary Educational Institutions Insolvency

By educating our young people and conducting world-leading research, public post-secondary educational institutions play a critical role in Canada’s social, scientific, and economic development. Following the unprecedented financial crisis and restructuring at Laurentian University in 2021, Canadians have raised concerns about the appropriate protection of important programs and services in the event of a publicly funded post-secondary educational institution becoming insolvent.

Since then, Innovation, Science, and Economic Development Canada has engaged with universities, students, faculty, and other stakeholders to explore how to best protect the public interest functions of these essential institutions in insolvency and restructuring situations.

The 2023 Fall Economic Statement proposes that the government will amend federal insolvency laws, namely the Companies’ Creditors Arrangement Act and the Bankruptcy and Insolvency Act, to exclude public post-secondary educational institutions from becoming the subject of proceedings under either Act.

These amendments will reduce the risk of negative consequences in possible corporate restructuring at public post-secondary educational institutions, such as reduced programming.

4.2 A Fair Tax System

The 2023 Fall Economic Statement takes action to ensure Canadians have access to strong and independent journalism, while also outlining Canada’s next steps on international tax reform and digitalization. Additional information about tax measures in the 2023 Fall Economic Statement can be found in Tax Measures: Supplementary Information.

International Tax Reform and Digitalization

Canada’s essential social safety net depends on a robust tax system where those who do business in Canada pay their fair share.

Since 2017, Canada has actively participated in multilateral negotiations aimed at ending a global corporate tax race to the bottom and ensuring that all corporations pay their fair share. Canada strongly supports the two-pillar tax reform plan agreed to in 2021 by 138 members of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting.

It is Canada’s intention to move ahead with legislation to implement the Pillar Two global minimum tax in Canada, which would ensure that large multinational corporations are subject to a minimum effective tax rate of 15 per cent on their profits wherever they do business.

Canada has worked diligently and constructively to negotiate a multilateral treaty to implement Pillar One, which would ensure that the largest and most profitable global corporations, including large digital corporations, pay their fair share of tax in the jurisdictions where their users and customers are located.

In October 2021, the federal government agreed to pause the implementation of Canada’s Digital Services Tax, which had been announced in 2020, until the end of 2023, in order to give time for negotiations on Pillar One to conclude. Meanwhile, at least seven other countries (Austria, France, India, Italy, Spain, Türkiye, and the United Kingdom) have continued to apply their own Digital Services Taxes.

66 Chapter 4

Canada reaffirms its desire to see Pillar One implemented and will continue to work with our international partners to bring the new multilateral system into effect as soon as a critical mass of countries is willing.

Until that time, and in order to protect Canada’s national economic interest, the government intends to move ahead with its longstanding plan for legislation to enact a Digital Services Tax in Canada and ensure that businesses pay their fair share of taxes and that Canada is not at a disadvantage relative to other countries. Forthcoming legislation would allow the government to determine the entry-into-force date of the new Digital Services Tax, as Canada continues conversations with its international partners.

Supporting Journalists and News Organizations

Independent journalism makes our democracy stronger—and local journalism is essential to providing communities with the information they need from coast to coast to coast. However, the changing nature of the news industry is threatening the existence of local news across Canada.

To ensure a strong and independent press can continue to thrive in Canada, the 2023 Fall Economic Statement proposes to enhance the Canadian journalism labour tax credit. Effective for labour costs incurred on or after January 1, 2023, the federal government proposes to increase the yearly limit on labour costs that can be claimed per eligible employee from $55,000 to $85,000, and temporarily increase the tax credit rate from 25 per cent to 35 per cent for a period of four years.

This measure would cost an estimated $129 million over five years, starting in 2024-25, with $10 million per year ongoing.

4.3 A Stable, Secure Financial Sector

The global financial system is facing new and significant challenges which are having an impact on the Canadian financial sector and the day-to-day lives of Canadians.

The 2023 Fall Economic Statement announces new measures to protect Canadians from evolving threats and to continue to safeguard the integrity of our financial system. The Fall Economic Statement also provides updates on important aspects of the government’s plan to address challenges including national economic security, the digitalization of money and other realities of the 21st century financial system.

Combatting Financial Crimes

Terrorist financing, money laundering, and sanctions evasion are serious financial crimes. They pose real threats to the safety of Canadians and the integrity of our financial system and have real costs for the Canadian economy.

Since 2015, the federal government has introduced a series of legislative amendments to the Criminal Code and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA) to strengthen the investigative, enforcement, and information-sharing tools of Canada’s Anti-Money Laundering and Anti-Terrorist Financing (AML/ATF) Regime. The government also took steps in Budget 2023 to respond to the findings of the Government of British Columbia’s final report of the Commission of Inquiry into Money Laundering in British Columbia, also known as the Cullen Commission. Building on this work, the 2023 Fall Economic Statement proposes new measures to further safeguard Canada against financial crimes.

Effective Government, a Fair Tax System, and a Stable Financial Sector     67

The 2023 Fall Economic Statement announces the government’s intention to introduce legislative measures to continue strengthening Canada’s AML/ATF Regime. Proposed changes to the PCMLTFA and its regulations would:

-

Combat sanctions evasion by permitting the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) to use its expertise to develop intelligence products, and, where appropriate, disclose its findings to law enforcement partners in an effort to support law enforcement and Canada’s sanction-based asset seizure and forfeiture regime;

-

Address fraud and money laundering risks in the real estate sector by extending requirements under the PCMLTFA to title insurers and by requiring real estate representatives to identify unrepresented parties and third parties in real estate transactions;

-	Broaden the PCMLTFA framework to apply to intermediary companies, known as “acquirers,” offering cash withdrawal services for white-label automated teller machines;

-	Combat environmental crime by enabling FINTRAC to share financial intelligence with enforcement officers at Environment and Climate Change Canada and the Department of Fisheries and Oceans;

-	Improve FINTRAC’s strategic intelligence products by allowing it to list names of foreign entities that present AML/ATF risks; and,

-	Make technical amendments to the PCMLTFA to address inconsistencies and close loopholes.

To support the operational effectiveness of the AML/ATF Regime, proposed changes to the Criminal Code would:

-	Address challenges with prosecuting third-party money launderers by amending the money laundering offence;

-	Respond to the rapidly evolving nature of financial crime by adapting the production order for financial data so that it more effectively applies to accounts associated with digital assets; and,

-	Modernize provisions related to the search, seizure, and restraint of proceeds of crime.

To build on investments made in Budget 2019 that protect the security of Canada’s trade system, the 2023 Fall Economic Statement announces the government’s intent to introduce legislative amendments to enhance the authorities of the Canada Border Services Agency (CBSA), and intent to create a Trade Transparency Unit within the CBSA to detect, deter, and disrupt trade-based financial crime.

68 Chapter 4

Combatting Security Risks to Canada’s Financial Sector

Addressing financial sector integrity and security risks, including threats from foreign interference, is important to ensuring Canadians have confidence in our financial institutions. The federal government is building on measures announced in Budget 2023 to modernize the federal framework and address emerging risks to Canada’s financial sector:

-

The Department of Finance is working with security and intelligence partners to implement the national security review process of payment service providers planned for 2024 under the Retail Payment Activities Act. Further to the expansion of its mandate in Budget 2023, the Office of the Superintendent of Financial Institutions (OSFI) released a draft Integrity and Security guideline for public consultation on October 13, 2023, and is engaging with industry before issuing the final guideline in January 2024.

-

On October 5, 2023, the government launched consultations as part of its review of federally regulated financial institutions statutes. The review is seeking feedback by December 4, 2023 on technological and geopolitical changes which are affecting the financial sector, and whether changes are required to protect Canadians, national security, and the safety and integrity of Canada’s financial sector.

If deemed necessary, the government will introduce further measures in Budget 2024.

Update on Protecting Canadians From the Risks of Crypto-Assets

Volatile crypto-assets and the digitalization of money pose risks to people and financial systems in Canada and around the world. Billions of dollars in value held in crypto-assets has been wiped out, eviscerating savings and retirements for people around the world. Federal and provincial regulators have been actively monitoring this space and participating in international discussions to ensure Canada’s financial system and the financial well-being of Canadians are protected.

To protect Canadians’ pensions, the federal government has been advancing measures announced in Budget 2023 to require disclosures of crypto-asset exposures from federally regulated pension plans. As most of Canada’s largest pension plans are provincially regulated, the government is also engaging provinces in this ongoing work and encouraging them to protect Canadians’ pensions by requiring these plans to disclose their crypto-asset risk.

The Office of the Superintendent of Financial Institutions (OSFI) is expected to launch consultations with federally regulated financial institutions on the implementation of public disclosure of crypto-asset exposures in November, complementing work being done by the Basel Committee on Banking Supervision and the Financial Stability Board. The government has also completed targeted consultations with stakeholders to better understand how digital assets are evolving and their potential implications.

The government will continue to take action to protect Canadians and their savings.

Effective Government, a Fair Tax System, and a Stable Financial Sector     69

Chapter 4

Effective Government, a Fair Tax System, and a Stable Financial Sector

millions of dollars

	2023-	2024-	2025-	2026-	2027-	2028-	Total
	2024	2025	2026	2027	2028	2029

4.1. Effective, Efficient Government	-121	-275	-536	-592	-683	-692	-2,899

Responsible Government Spending	0	0	-346	-691	-691	-691	-2,419

Responsible Investments to Meet the Current Needs of Canadians	-121	-275	-190	100	8	-1	-480

4.2. A Fair Tax System	0	60	30	30	5	4	129

Supporting Journalists and News Organizations	0	60	30	30	5	4	129

Additional Measures — Effective Government, a Fair Tax System, and a Stable Financial Sector	0	40	45	40	45	45	215

Dividend Received Deduction by Financial Institutions*	0	40	45	40	45	45	215

Provide an exception to the Budget 2023 Dividend Received Deduction by Financial Institutions proposal for dividends received on “taxable preferred shares.”

Chapter 4 - Net Fiscal Impact	-121	-175	-461	-522	-633	-643	-2,555

Note: Numbers may not add due to rounding.

* Further details are included in Tax Measures: Supplementary Information.

70 Chapter 4

Annex 1

Details of Economic and Fiscal Projections

1.1 Economic Projections

The average of private sector forecasts has been used as the basis for economic and fiscal planning since 1994, helping to ensure objectivity and transparency, and introducing an important element of independence into the government’s economic and fiscal forecast. The economic forecast presented in this section is based on a survey of a group of private sector economists conducted in September 2023.

The September survey includes the views of 12 private sector economists:

-	BMO Capital Markets;

-	Caisse de dépôt et placement du Québec;

-	CIBC World Markets;

-	The Conference Board of Canada;

-	Desjardins;

-	Industrial Alliance Insurance and Financial Services Inc.;

-	Laurentian Bank Securities;

-	National Bank Financial Markets;

-	Royal Bank of Canada;

-	Scotiabank;

-	TD Bank Financial Group; and,

-	The University of Toronto (Policy and Economic Analysis Program).

Overall, the September survey suggests that the Canadian economy will avoid a recession but see a period of subdued growth in the coming quarters as the impacts of higher interest rates continue to build. This economic resilience and more persistent inflation will also lead to higher interest rates over the medium term.

Private sector economists have revised their 2023 forecasts since Budget 2023. The Canadian economy is now expected to avoid a recession, and instead see subdued growth in the coming quarters as the impacts of higher interest rates continue to build. A gradual recovery is then expected over the course of 2024. Overall, private sector economists expect real GDP growth to be 1.1 per cent in 2023—up from the 0.3 per cent projected in Budget 2023. Growth of 0.4 per cent is now expected for 2024, compared to 1.5 per cent projected in Budget 2023, with growth projected to reach 2.2 per cent in 2025 (Table A1.1).

As the economy slows, the unemployment rate is expected to rise to 6.5 per cent in the second quarter of next year, remaining historically low and far below the peaks experienced during past recessions. Given solid population growth is expected, much of the adjustment would reflect a slower pace of hiring, rather than a large number of layoffs. The unemployment rate should settle at an average of 6.2 per cent in 2025 and continue to gradually decline to 5.7 per cent by 2028.

Private sector economists expect Consumer Price Index (CPI) inflation to remain at or above 3 per cent through the first quarter of 2024, with annual averages of 3.8 per cent in 2023 and 2.5 per cent in 2024, consistent with higher global energy prices and recent data suggesting that underlying inflation remains persistent. Inflation is expected to reach 2 per cent by the end of 2024.

Details of Economic and Fiscal Projections     71

Interest rates are projected to be higher than in Budget 2023, reflecting the economy’s resilience, ongoing elevated inflation, and the Bank of Canada’s mid-summer 2023 resumption of interest rate hikes. Short-term interest rates have been revised up to 4.8 per cent in 2023 and more substantially to 4.3 per cent in 2024, compared to, respectively, 4.4 per cent and 3.3 per cent in Budget 2023. Short-term interest rates are expected to settle at 2.6 per cent at the end of the five-year forecast horizon, above the pre-pandemic peak of 1.75 per cent. Long-term interest rates were expected to average 3.3 per cent in both 2023 and 2024 and have also been revised up by about 0.2 percentage points on average per year over the 2023-27 period.

Private sector economists expect crude oil prices to average about US$78 per barrel in both 2023 and 2024 and to remain around that level in the following years. This outlook is about US$2 per barrel lower on average per year compared to Budget 2023.

As a result of persistent elevated inflation, the outlook for GDP inflation (the broadest measure of economy-wide price inflation) has been revised slightly up to 0.8 per cent in 2023 and by about 0.1 percentage points, on average per year, over the remainder of the forecast horizon.

Largely reflecting Canada’s stronger economic growth this year, nominal GDP in 2023 is expected to be $32 billion higher than Budget 2023 projections. With economic growth expected to slow, this nominal GDP level difference with Budget 2023 narrows to zero in 2024 and is lower by $2 billion in 2025. Nominal GDP is then expected to be about $17 billion higher on average per year over 2026 and 2027 compared to Budget 2023 projections, reflecting a better outlook for real GDP and higher GDP inflation in the outer years.

72 Annex 1

Table A1.1

Average Private Sector Forecasts

Per cent, unless otherwise indicated

							2023-
	2023	2024	2025	2026	2027	2028	2027

Real GDP growth[1]
Budget 2023	0.3	1.5	2.3	2.2	1.9	---	1.7
2023 Fall Economic Statement	1.1	0.4	2.2	2.4	2.2	2.0	1.7

GDP inflation[1]
Budget 2023	0.6	2.0	1.9	1.9	1.9	---	1.7
2023 Fall Economic Statement	0.8	2.0	2.0	2.1	2.1	2.1	1.8

Nominal GDP growth[1]
Budget 2023	0.8	3.6	4.3	4.1	3.9	---	3.4
2023 Fall Economic Statement	2.0	2.4	4.3	4.5	4.3	4.2	3.5

Nominal GDP level (billions of dollars)[1]
Budget 2023	2,837	2,938	3,066	3,192	3,317	---
2023 Fall Economic Statement	2,868	2,938	3,063	3,202	3,341	3,481
Difference between Budget 2023 and
2023 Fall Economic Statement	32	0	-2	10	25	---	13

3-month treasury bill rate
Budget 2023	4.4	3.3	2.6	2.4	2.4	---	3.0
2023 Fall Economic Statement	4.8	4.3	2.9	2.7	2.6	2.6	3.5

10-year government bond rate
Budget 2023	3.0	2.9	3.0	3.1	3.1	---	3.0
2023 Fall Economic Statement	3.3	3.3	3.1	3.2	3.2	3.3	3.2

Exchange rate (US cents/C$)
Budget 2023	74.7	76.8	78.3	79.0	79.3	---	77.6
2023 Fall Economic Statement	74.3	75.2	77.4	78.6	78.7	79.1	76.8

Unemployment rate
Budget 2023	5.8	6.2	6.0	5.7	5.7	---	5.9
2023 Fall Economic Statement	5.4	6.4	6.2	5.9	5.8	5.7	5.9

Consumer Price Index inflation
Budget 2023	3.5	2.1	2.1	2.1	2.1	---	2.4
2023 Fall Economic Statement	3.8	2.5	2.1	2.1	2.1	2.1	2.5

U.S. real GDP growth
Budget 2023	0.8	1.4	2.1	2.0	1.9	---	1.6
2023 Fall Economic Statement	2.1	0.7	1.9	2.0	1.9	1.8	1.7

West Texas Intermediate crude oil price ($US per barrel)
Budget 2023	81	81	79	77	78	---	79
2023 Fall Economic Statement	77	78	77	77	77	79	77

Note: Forecast averages may not equal average of years due to rounding. Numbers may not add due to rounding.

[1]	Previously published figures have been restated to reflect the historical revisions in the Canadian System of National Accounts and the 2022 Provincial and Territorial Economic Accounts.

Sources: Statistics Canada; for Budget 2023, Department of Finance Canada February 2023 survey of private sector economists, which has been adjusted to incorporate the actual results of the National Accounts for the fourth quarter of 2022 released on February 28, 2023; for the 2023 Fall Economic Statement, Department of Finance Canada September 2023 survey of private sector economists. Both surveys have been adjusted to reflect the historical revisions in the 2022 Provincial and Territorial Economic Accounts.

Details of Economic and Fiscal Projections     73

1.2 Changes to Fiscal Projections Since Budget 2023

The tables that follow present changes to the fiscal outlook since Budget 2023. This includes the impact of government policy actions taken since Budget 2023, measures in this Fall Economic Statement, year-to-date financial results, and updated economic projections provided by both the private sector survey and under the Department of Finance upside and downside scenarios.

Changes to the Fiscal Outlook Since Budget 2023

Table A1.2

Economic and Fiscal Developments, Policy Actions and Measures

billions of dollars

		Projection
	2022-	2023-	2024-	2025-	2026-	2027-	2028-
	2023	2024	2025	2026	2027	2028	2029

Budgetary balance – Budget 2023	-43.0	-40.1	-35.0	-26.8	-15.8	-14.0

Impact of September private sector survey and other fiscal developments	7.7	2.7	-0.1	-7.3	-7.6	-6.4

Budgetary balance before policy actions and measures	-35.3	-37.4	-35.1	-34.1	-23.3	-20.4	-15.1

Policy actions since Budget 2023		-2.0	-2.8	-1.8	-0.1	0.0	-0.7

2023 Fall Economic Statement measures (by chapter)

Canada’s Housing Action Plan		0.0	-0.1	-0.9	-1.8	-1.9	-1.6

Supporting a Strong Middle Class		-0.3	0.1	0.2	-0.2	0.0	0.0

Building an Economy That Works for All Canadians		-0.6	-0.7	-2.1	-2.3	-2.1	-1.6

Effective Government, a Fair Tax System, and a Stable Financial Sector		0.1	0.2	0.5	0.5	0.6	0.6

Total – Policy actions since Budget 2023 and

2023 Fall Economic Statement measures		-2.7	-3.4	-4.2	-3.8	-3.4	-3.3

Budgetary balance	-35.3	-40.0	-38.4	-38.3	-27.1	-23.8	-18.4

Budgetary balance (per cent of GDP)	-1.3	-1.4	-1.3	-1.2	-0.8	-0.7	-0.5

Federal debt (per cent of GDP)	41.7	42.4	42.7	42.2	41.2	40.2	39.1

Budgetary balance –Upside Scenario	-35.3	-35.2	-32.0	-31.4	-21.6	-19.4	-15.0

Budgetary balance (per cent of GDP)	-1.3	-1.2	-1.1	-1.0	-0.7	-0.6	-0.4

Federal debt (per cent of GDP)	41.7	42.0	41.6	41.1	40.1	39.1	38.1

Budgetary balance –Downside Scenario	-35.3	-45.1	-51.2	-50.6	-36.4	-29.7	-24.2

Budgetary balance (per cent of GDP)	-1.3	-1.6	-1.8	-1.7	-1.1	-0.9	-0.7

Federal debt (per cent of GDP)	41.7	42.7	44.2	44.0	42.9	41.8	40.8

Budgetary balance –Budget 2023	-43.0	-40.1	-35.0	-26.8	-15.8	-14.0
Budgetary balance (per cent of GDP)	-1.5	-1.4	-1.2	-0.9	-0.5	-0.4
Federal debt (per cent of GDP)	42.4	43.5	43.2	42.2	41.1	39.9

Note: Totals may not add due to rounding. A negative number implies a deterioration in the budgetary balance (lower revenue or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenue or lower expenses).

74 Annex 1

Economic and Fiscal Developments Since Budget 2023

Table A1.3

Economic and Fiscal Developments Since Budget 2023

billions of dollars

		Projection
	2022-	2023-	2024-	2025-	2026-	2027-
	2023	2024	2025	2026	2027	2028

Economic and fiscal developments by component[1]

Change in budgetary revenues

(1.1) Income taxes	6.7	-1.8	-1.0	-1.5	-0.9	0.0

(1.2) Excise taxes and duties	1.2	1.0	0.3	0.3	0.4	0.7

(1.3) Proceeds from the pollution pricing framework	0.4	0.6	0.9	1.5	1.8	2.3

(1.4) Employment insurance premiums	0.1	0.6	0.7	0.1	-0.1	-0.2

(1.5) Other revenues[2]	2.2	-0.8	3.7	3.0	2.9	3.1

(1) Total budgetary revenues	10.6	-0.4	4.6	3.3	4.1	5.9

Change in program expenses

(2.1) Major transfers to persons	1.1	5.2	-0.7	-1.1	-1.7	-2.0

(2.2) Major transfers to other orders of government[3]	0.2	-0.8	-0.9	-0.9	-0.8	-0.8

(2.3) Proceeds from the pollution pricing framework returned	-0.1	0.0	-0.2	-2.2	-2.3	-2.7

(2.4) Direct program expenses	-3.8	2.5	1.3	-1.6	-2.7	-2.5

(2) Total program expenses, excluding net actuarial losses	-2.6	6.9	-0.5	-5.8	-7.6	-8.0

(3) Public debt charges	-0.5	-2.6	-5.8	-4.9	-4.1	-4.5

(4) Net actuarial losses (gains)	0.2	-1.2	1.5	0.2	0.0	0.2

(5) Total economic and fiscal developments	7.7	2.7	-0.1	-7.3	-7.6	-6.4
[1]

A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

[2]	Includes other taxes in this table only for presentation purposes.
[3]	Includes a reclassification of long-term care funding from direct program expenses for 2023-24 to 2027-28.

The outlook for budgetary revenues has improved relative to Budget 2023, reflecting strength in non-tax revenue components, particularly in interest rate-related revenues.

-

Income tax revenues are expected to be lower by approximately $1.0 billion per year on average over the forecast horizon due to recent declines in corporate profits and year-to-date corporate income tax receipts, as well as lower employment and wage growth relative to Budget 2023.

-	The outlook for excise taxes and duties has been revised up largely due to the carry-forward of better-than-expected 2022-23 results, as well as continued strength in consumer spending.

-

Proceeds from the federal pollution pricing framework from the provinces and territories that are a part of the federal backstop (Ontario, Nova Scotia, New Brunswick, Manitoba, Prince Edward Island, Saskatchewan, Alberta, Newfoundland and Labrador, Yukon, and Nunavut) are projected to be higher. The adjustment is largely due to revised emission estimates and the addition of New Brunswick to the framework. Direct proceeds will continue to be fully returned to Canadians and businesses in the provinces or territories where they are generated, ensuring that the pollution pricing framework remains revenue neutral.

Details of Economic and Fiscal Projections     75

-

Revenues generated from Employment Insurance (EI) premiums are projected to be slightly higher over the near term, due to stronger employment numbers driven by a growing labour force and supported by a slightly higher premium rate in 2024. The EI premium rate is determined by the Chief Actuary every year to ensure the sustained ability of the EI Operating Account to deliver important EI benefits to Canadians.

-

Other projected revenues have been revised up over the forecast horizon due to greater projected interest revenue on lending to Crown corporations, tax debt, and net foreign exchange account holdings. This increase is offset in the near term by a downward revision to expected earnings of the Bank of Canada due to the impact of higher interest rates, and lower anticipated offshore oil and gas royalties.

Program expenses have been revised down in 2023-24 relative to Budget 2023, reflecting lower-than-expected major transfers to persons. However, program expenses are expected to be higher beginning in 2024-25, reflecting an expectation of higher major transfers to persons, proceeds from the pollution pricing framework returned to Canadians and direct program expenses.

-

Relative to Budget 2023, major transfers to persons are lower in 2023-24, largely due to an increase in expected recoveries from benefit overpayments for emergency COVID-19 income supports. Over the remainder of the forecast horizon, the outlook for major transfers to persons has been revised upwards to reflect increased payments for benefits that are indexed to CPI inflation, including Old Age Security, the Guaranteed Income Supplement, and the Canada Child Benefit. Employment Insurance benefits contribute to the upward projection as a result of expected minor increases to the unemployment rate, which is currently near historical lows.

-

Compared to Budget 2023, projected major transfers to other orders of government have been revised upwards primarily due to the reclassification of long-term care as transfers to other orders of government. These were previously classified as direct program expenses.

-

Proceeds from the pollution pricing framework returned are revised up across the horizon due to higher fuel consumption estimates in Ontario and Alberta, as well as the addition of New Brunswick to the framework.

-

Direct program expenses have been adjusted downward in 2023-24 and 2024-25 and upward in later years relative to the Budget 2023 forecast. Across the horizon, higher expenses are driven by increased projected public service pension and benefit service costs, due to changes in actuarial assumptions; public service wage growth under recent collective agreements; and higher refundable tax credits, such as the Canada Workers Benefit, based on a carry-forward of 2022-23 results. Offsetting impacts, especially in the early years, come from lower anticipated offshore oil and gas royalties returned to provinces, lower anticipated Crown corporation spending, revised timing and spending against previously announced measures, and the reclassification of long-term care amounts as discussed above.

Net actuarial losses, which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits accrued in previous fiscal years and pension fund assets, are expected to be higher in 2023-24 relative to Budget 2023. This increase is largely a result of the amortization of 2022-23 losses on Royal Canadian Mounted Police and veterans benefit plans resulting from changes to actuarial assumptions, including claim intake and the indexation of benefits. These losses are offset in 2024-25 due to forecast gains resulting from higher projected interest rates used to measure the present value of the obligations.

Relative to Budget 2023, public debt charges are higher in all years of the forecast primarily due to higher short- and long-term interest rates as forecasted by private sector economists, as well as higher inflation impacts on Real Return Bonds in 2023-24 and 2024-25.

76 Annex 1

Summary Statement of Transactions

Table A1.4

Summary Statement of Transactions

billions of dollars

		Projection
	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029

Budgetary revenues	447.8	456.2	483.4	502.4	527.4	551.0	573.8

Program expenses, excluding net actuarial losses	438.6	442.2	466.8	484.8	499.4	515.5	534.1

Public debt charges	35.0	46.5	52.4	53.3	55.1	58.4	60.7

Total expenses, excluding net actuarial losses	473.5	488.7	519.2	538.1	554.5	573.9	594.8

Budgetary balance before net actuarial losses	-25.7	-32.5	-35.8	-35.7	-27.1	-22.8	-20.9

Net actuarial gains (losses)	-9.6	-7.6	-2.6	-2.6	0.0	-0.9	2.5

2023 Fall Economic Statement budgetary balance	-35.3	-40.0	-38.4	-38.3	-27.1	-23.8	-18.4

Financial Position

Total liabilities	1,925.0	1,999.7	2,102.8	2,213.8	2,306.3	2,398.6	2,476.6

Financial assets	642.3	670.1	730.8	799.4	862.9	930.2	988.5

Net debt	1,282.8	1,329.6	1,372.0	1,414.4	1,443.4	1,468.4	1,488.1

Non-financial assets	109.7	113.4	117.4	121.5	123.3	124.6	126.0

Federal debt[1]	1,173.0	1,216.2	1,254.6	1,292.9	1,320.0	1,343.8	1,362.2

Per cent of GDP

Budgetary revenues	15.9	15.9	16.5	16.4	16.5	16.5	16.5

Program expenses, excluding net actuarial losses	15.6	15.4	15.9	15.8	15.6	15.4	15.3

Public debt charges	1.2	1.6	1.8	1.7	1.7	1.7	1.7

Budgetary balance	-1.3	-1.4	-1.3	-1.2	-0.8	-0.7	-0.5

Federal debt	41.7	42.4	42.7	42.2	41.2	40.2	39.1
1.

The projected level of federal debt for 2023-24 includes an estimate of other comprehensive losses of $0.2 billion for enterprise Crown corporations and other government business enterprises, and an estimate of $3.0 billion for net remeasurement losses on financial instruments, including swap agreements and foreign exchange forward agreements, in accordance with a suite of new accounting standards for financial instruments that came into effect in 2022-23. For further details regarding these new standards, see Note 3 of the Condensed Consolidated Financial Statements of the Government of Canada in the Annual Financial Report of the Government of Canada 2022-2023, available on the Department of Finance website.

Details of Economic and Fiscal Projections    77

Outlook for Budgetary Revenues

Table A1.5

The Revenue Outlook

billions of dollars

		Projection

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029

Income tax revenues

Personal income tax	207.9	218.0	224.2	234.3	245.7	257.8	269.6

Corporate income tax	93.9	79.8	85.1	86.9	89.3	92.6	95.0

Non-resident income tax	13.2	13.4	13.5	13.4	13.5	13.9	14.3

Total	315.0	311.2	322.8	334.6	348.4	364.3	378.9

Excise tax and duty revenues

Goods and Services Tax	46.0	52.1	53.6	54.9	56.6	58.7	61.0

Customs import duties	6.1	6.2	6.5	6.8	7.2	7.5	7.7

Other excise taxes and duties	12.2	12.5	12.8	12.9	13.0	13.2	13.3

Total	64.2	70.8	72.9	74.7	76.8	79.3	82.0

Other taxes	0.0	0.1	1.7	1.0	3.8	3.4	3.1

Total tax revenues	379.2	382.1	397.4	410.3	429.0	446.9	464.0

Proceeds from the pollution pricing framework	8.0	10.4	12.9	15.1	17.1	19.4	21.3

Employment Insurance premium revenues	26.9	28.9	29.7	30.0	30.9	31.9	33.2

Other revenues

Enterprise Crown corporations	6.5	3.7	9.8	13.6	16.3	18.1	19.6

Other programs	25.9	28.2	30.4	29.5	30.2	30.8	31.7

Net foreign exchange	1.3	2.9	3.2	3.9	3.9	4.0	4.1

Total	33.6	34.8	43.4	47.0	50.4	52.8	55.4

Total budgetary revenues Per cent of GDP	447.8	456.2	483.4	502.4	527.4	551.0	573.8

Total tax revenues	13.5	13.3	13.5	13.4	13.4	13.4	13.3

Proceeds from the pollution pricing framework	0.3	0.4	0.4	0.5	0.5	0.6	0.6

Employment Insurance premium revenues	1.0	1.0	1.0	1.0	1.0	1.0	1.0

Other revenues	1.2	1.2	1.5	1.5	1.6	1.6	1.6

Total budgetary revenues	15.9	15.9	16.5	16.4	16.5	16.5	16.5

Note: Totals may not add due to rounding.

Table A1.5 above provides an overview of projected budgetary revenues by major component.

78    Annex 1

Income Tax Revenues

Personal income tax revenues—the largest component of budgetary revenues at 46 per cent in 2022-23—are projected to increase to $218.0 billion in 2023-24, or 4.9 per cent, based on revised estimates for household incomes, particularly due to increased labour income from higher levels of employment and rising wages. For the remainder of the forecast horizon, personal income tax revenue growth is expected to average 4.3 per cent, in line with projected nominal GDP growth.

Corporate income tax revenues are projected to decrease by 15.1 per cent, to $79.8 billion in 2023-24, due to the projected slowdown in economic growth, lower year-to-date corporate income tax receipts and lower corporate profits in 2023-24, particularly in the non-financial sector. Beyond this, corporate income tax revenues are expected to grow by 3.5 per cent per year for the remainder of the forecast horizon.

Income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments, are expected to grow slightly in 2023-24, up 1.5 per cent to $13.4 billion in 2023-24. Over the remainder of the forecast horizon, growth in non-resident income tax revenues is expected to average 1.4 per cent, reflecting the expected slowdown in corporate profits growth.

Excise Tax and Duty Revenues

Goods and Services Tax (GST) revenues are projected to grow 13.4 per cent to $52.1 billion in 2023-24. The high year-over-year growth rate is due to the impact of the additional GST rebates paid in fiscal year 2022-23, which reduced recorded revenues that year. Over the remainder of the projection period, GST revenues are expected to grow on average by 3.2 per cent per year, reflecting the outlook for taxable consumption.

Customs import duties are forecast to increase 2 per cent in 2023-24, lower than projected in Budget 2023 due to weaker year-to-date results driven in part by the British Columbia port strike. Over the remainder of the forecast horizon, growth will average 4.6 per cent in line with projected growth in imports.

Other excise taxes and duties are expected to increase by 2.5 per cent to $12.5 billion in 2023-24, reflecting year-to-date data, particularly for the air travel security surcharge, as demand for air travel returns to pre-pandemic levels. These revenues are projected to grow at an average annual rate of 1.2 per cent over the remainder of the forecast period.

Other taxes include revenues from the Underused Housing Tax, announced in the 2021 Economic and Fiscal Update, and from the two-pillar international tax reform, which was agreed to in October 2021 and includes 138 members of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting. Revenues from these taxes are projected to grow to $3.1 billion by 2028-29, primarily reflecting the projected new revenues from Pillar Two of the international tax reform, which would ensure that multinational enterprises are subject to a minimum level of tax of at least 15 per cent, no matter where their profits are earned.

Proceeds From the Pollution Pricing Framework

Growth in the proceeds from the federal pollution pricing framework will be driven primarily by the increasing carbon price and the joining of New Brunswick to the framework.1 Direct proceeds will continue to be fully returned to Canadians, Indigenous communities, and emissions-intensive, trade-exposed small- and medium-sized enterprises in the provinces or territories where they are generated.

Employment Insurance Premium Revenues

Employment Insurance (EI) premium revenues are projected to grow at 7.2 per cent in 2023-24 due to projected growth in the workforce and a slight increase in the premium rate according to the legislated premium-rate setting mechanism from $1.63 in 2023 to $1.66 in 2024. The 2024 EI premium rate is 22 cents lower than it was under the previous government from 2013 to 2016 ($1.88). Growth in EI premium revenues is expected to slow in 2024-25 and 2025-26 due in part to a projected reduction in the premium rate back to $1.63 in 2025. The EI

[1]

The carbon price trajectory reflects annual increases of $15/tonne, from $50/tonne, beginning in 2023-24, as set out in the Update to the Pan-Canadian Approach to Carbon Pollution Pricing 2023-2030, released in August 2021.

Details of Economic and Fiscal Projections    79

premium rate will have greater stability and is less likely to see substantial increases through 2031 because of the government’s Budget 2021 measure to inject $26.8 billion into the EI Operating Account, in order to compensate the account for the cost of COVID emergency benefits. The reduction in the projected premium rate reflects the outlook for the account based on the September 2023 private sector survey. These projections are subject to change and the actual rate for future years will be determined by the Chief Actuary using data available at that time. For the remainder of the forecast, EI premium revenues are projected to grow at an average of 3.5 per cent. (See box for details of the outlook for the EI Operating Account.)

Employment Insurance Operating Account

Employment Insurance Operating Account Projections
	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029
EI premium revenues	26.9	28.9	29.7	30.0	30.9	31.9	33.2

EI benefits[1]	21.8	22.2	26.5	27.1	27.4	28.0	29.1

EI administration and other expenses[2]	2.8	2.8	2.5	2.1	2.1	2.0	2.0
	2022[3]	2023	2024	2025	2026	2027	2028	2029	2030	2031
EI Operating Account annual balance	1.2	4.7	1.5	1.1	2.0	2.4	2.8	2.8	3.1	4.4
EI Operating Account cumulative balance	-24.7	-20.0	-18.5	-17.4	-15.4	-13.0	-10.2	-7.4	-4.3	0.1[4]
Projected premium rate (per $100 of insurable earnings)	1.58	1.63	1.66	1.63	1.63	1.63	1.63	1.63	1.63	1.63
[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. EI benefits exclude EI-Emergency Response Benefit costs in line with the government’s commitment to credit the EI Operating Account. To date, the government has credited $26.8 billion for this purpose.

[2]	The remaining EI costs relate mainly to administration and are included in direct program expenses.
[3]	Values for 2022 are actual data. Values for 2023 and future years are a projection.
[4]

The EI Operating Account cumulative balance does not reach exactly zero at the end of the seven-year period as projected EI rates are rounded to the nearest whole cent per $100 of insurable earnings, in accordance with the Employment Insurance Act.

The Employment Insurance Operating Account operates within the Consolidated Revenue Fund. As such, EI-related revenues and expenses that are credited and charged to the Account, respectively, in accordance with the Employment Insurance Act, are consolidated with those of the government, and affect the budgetary balance. For consistency with the EI premium rate, which is set on a calendar-year basis with the objective of having the Account break even over time, the annual and cumulative balances of the Account are also presented on a calendar-year basis.

The EI Operating Account is expected to continue to record annual surpluses, which began in 2022. Based on the economic outlook provided by the September 2023 survey of private sector forecasters, the premium rate is expected to decline to $1.63 per $100 of insurable earnings in 2025, which would see the account balanced in 2031, consistent with the legislated seven-year break-even rate-setting mechanism. The actual premium rate for 2025 will be set according to the legislated premium-rate setting mechanism in the fall of 2024, incorporating the recommendation of the EI Commission based on projections provided by the Office of the Chief Actuary.

80    Annex 1

Other Revenues

Other revenues consist of three broad components: net income from enterprise Crown corporations; other program revenues from returns on investments, proceeds from the sales of goods and services, and other miscellaneous revenues; and net foreign exchange revenues.

-

Enterprise Crown corporation revenues are projected to decline in 2023-24, largely reflecting Bank of Canada net losses, as interest expense paid on deposits held by the Bank at variable interest rates has grown faster than revenues on the Bank’s fixed-rate investments in the rising interest rate environment. Starting in 2024-25, growth in enterprise Crown corporation revenues reflects the Bank’s expected gradual return to profitability and the outlook for other enterprise Crown corporations, as well as interest revenues from increased lending to enterprise Crown corporations.

-

Other program revenues are affected by consolidated Crown corporation revenues, interest rates, inflation, and exchange rate movements (which affect the Canadian-dollar value of foreign-denominated assets). These revenues are projected to increase by an average of 8.2 per cent in 2023-24 and 2024-25 primarily due to an increase in interest and penalty revenue on tax debt as a result of higher interest rates. Over the remainder of the forecast horizon, other program revenues are projected to continue to grow by 1.1 per cent.

-

Net foreign exchange revenues, which consist mainly of returns on Canada’s official international reserves held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. Assets in the Exchange Fund Account are mainly invested in debt securities of sovereigns and their agencies, and are held to aid in the control and protection of the external value of the Canadian dollar and to provide a source of liquidity for the government, if required. These revenues are projected to increase as a result of higher rates of return and smaller net losses on sales of securities in the near term, as well as growth in reserves over the forecast horizon.

Details of Economic and Fiscal Projections    81

Outlook for Expenses

Table A1.6

The Expense Outlook

billions of dollars

		Projection

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029

Major transfers to persons

Elderly benefits	69.4	75.5	81.1	86.2	91.4	96.3	101.3

Employment Insurance benefits[1]	21.8	22.2	26.5	27.1	27.4	28.0	29.1

COVID-19 Income Support for Workers[2]	-3.5	-2.6	0.0	0.0	0.0	0.0	0.0

Canada Child Benefit[3]	24.6	25.6	27.3	28.9	30.2	31.3	32.2

Total	112.2	120.6	134.9	142.2	149.0	155.6	162.5

Major transfers to other orders of government

Canada Health Transfer	47.1	49.4	52.1	54.7	57.4	60.3	62.9

Canada Social Transfer	15.9	16.4	16.9	17.4	17.9	18.5	19.0

Equalization	21.9	24.0	25.3	26.0	27.0	28.1	29.4

Territorial Formula Financing	4.6	4.8	5.2	5.4	5.5	5.7	5.8

Health agreements with provinces and territories[4]	1.2	4.3	4.3	4.3	4.3	3.1	2.5

Canada-wide early learning and child care	4.5	5.6	6.6	7.9	7.9	7.7	7.7

Canada Community-Building Fund	2.3	2.4	2.4	2.5	2.5	2.6	2.6

Other fiscal arrangements[5]	-6.7	-6.6	-7.1	-7.4	-7.8	-8.2	-8.5

Total	90.8	100.3	105.6	110.7	114.7	117.8	121.3

Proceeds from the pollution pricing framework returned Direct program expenses	7.0	11.2	13.3	15.7	17.7	19.8	21.5

Other transfer payments	98.9	84.2	91.0	94.5	96.1	99.6	102.6

Operating expenses	129.6	125.9	121.9	121.7	121.8	122.7	126.1

Total	228.5	210.1	213.0	216.2	218.0	222.2	228.7

Total program expenses, excluding net actuarial losses	438.6	442.2	466.8	484.8	499.4	515.5	534.1

Public debt charges	35.0	46.5	52.4	53.3	55.1	58.4	60.7

Total expenses, excluding net actuarial losses	473.5	488.7	519.2	538.1	554.5	573.9	594.8

Net actuarial losses (gains)	9.6	7.6	2.6	2.6	0.0	0.9	-2.5

Total expenses	483.1	496.3	521.9	540.7	554.5	574.8	592.2

Per cent of GDP

Major transfers to persons	4.0	4.2	4.6	4.6	4.7	4.7	4.7

Major transfers to other orders of government	3.2	3.5	3.6	3.6	3.6	3.5	3.5

Direct program expenses	8.1	7.3	7.2	7.1	6.8	6.7	6.6

Total program expenses, excluding net actuarial losses	15.6	15.4	15.9	15.8	15.6	15.4	15.3

Total expenses	17.2	17.3	17.8	17.7	17.3	17.2	17.0

Note: Totals may not add due to rounding.

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. Remaining EI costs relate mainly to administration and are part of operating expenses.

[2]	Includes the Canada Emergency Response Benefit, the Canada Recovery Benefit, the Canada Recovery Caregiving Benefit, the Canada Recovery Sickness Benefit, and the Canada Worker Lockdown Benefit.
[3]	Includes the Child Disability Benefit.
[4]	Includes new Tailored Bilateral Agreements, Home and Community Care and Mental Health and Addictions Services Agreements, and long-term care.
[5]

Other fiscal arrangements include the Quebec Abatement (offsetting amounts to reflect the historical transfer of tax points and resulting reduction in federal tax collected for the Youth Allowances Recovery and Alternative Payments for Standing Programs); statutory subsidies; payments under the Canada-Nova Scotia Arrangement on Offshore Revenues; payments for the transfer of Hibernia Net Profits Interest and Incidental Net Profits Interest (INPI) net revenues to Newfoundland and Labrador; and Fiscal Stabilization payments.

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Table A1.6, above, provides an overview of the projection for total expenses by major component.

Major Transfers to Persons

Major transfers to persons consist of elderly benefits, which includes Old Age Security and the Guaranteed Income Supplement; Employment Insurance (EI) benefits; the Canada Child Benefit; as well as previous COVID-19 income support for workers.

Elderly benefits are projected to reach $75.5 billion in 2023-24, up 8.8 per cent. Over the forecast horizon, elderly benefits are forecast to grow by 6.1 per cent on average annually, reaching more than $100 billion in 2028-29. Growth in elderly benefits is due to the increasing population of seniors and projected consumer price inflation, to which benefits are fully indexed.

EI benefits are projected to increase by 1.5 per cent to reach $22.2 billion in 2023-24, largely reflecting slightly higher unemployment rate projections for 2023 and 2024. Over the remainder of the forecast horizon, EI benefits are expected to increase as a result of strong growth in the population of the labour force and a slightly higher unemployment rate, which begins to decline in 2025.

Canada Child Benefit payments are projected to increase 4.2 per cent to $25.6 billion in 2023-24, largely reflecting the indexation of benefits to inflation. Payments are then expected to grow by 6.8 per cent in 2024-25 and 6.0 in 2025-26 due to indexation and a slowdown in household incomes, before moderating to an average 3.6 per cent growth over the remainder of the forecast horizon.

The government also provided important emergency pandemic support to Canadians through the Canada Emergency Response Benefit, the Canada Recovery Benefit, the Canada Recovery Sickness Benefit, the Canada Recovery Caregiving Benefit, and the Canada Worker Lockdown Benefit. These temporary programs are now closed, with forecasted amounts in 2023-24 mainly reflecting expected recoveries of benefit overpayments.

Major Transfers to Other Orders of Government

Major transfers to other orders of government, which include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization, Territorial Formula Financing, health agreements with provinces and territories, Canada-wide early learning and child care, the Canada Community-Building Fund, and other fiscal arrangements, are expected to increase from $100.3 billion in 2023-24 to $121.3 billion in 2028-29, largely due to projected nominal GDP growth.

The CHT growth guarantee of 5 per cent per year for five years, to be paid through annual top-ups as required, will see CHT support increase from $49.4 billion in 2023-24 to $62.9 billion in 2028-29. The CST is legislated to grow at 3 per cent per year, from $16.4 billion in 2023-24 to $19.0 billion in 2028-29.

Equalization is projected to increase from $24.0 billion in 2023-24 to $29.4 billion in 2028-29, in line with a three-year moving average of nominal GDP growth. Territorial Formula Financing is projected to increase from $4.8 billion in 2023-24 to $5.8 billion in 2028-29 mainly due to growth in provincial/local expenditures, which are major components of the formula. Canada Community-Building Fund payments will increase from $2.4 billion in 2023-24 to $2.6 billion in 2028-29 as they are indexed at 2 per cent per year, with increases applied in $100 million increments.

Health agreements with provinces and territories total $4.3 billion per year from 2023-24 to 2026-27 which includes $2.5 billion per year for tailored bilateral agreements, $1.2 billion per year for the 10-year Home and Community Care and Mental Health and Addictions Services Agreements that expire in 2026-27, and $600 million per year for long-term care that expires in 2027-28.

Canada-wide early learning and child care transfer payments are expected to increase from $5.6 billion in 2023-24 to $7.7 billion in 2028-29, and include funding of $625 million over four years, beginning in 2023-24, for an Early Learning and Child Care Infrastructure Fund. Investments in Canada-wide early earning and child care will create more child care spaces so more families can benefit from $10-a-day child care.

Details of Economic and Fiscal Projections     83

Other fiscal arrangements are projected to decrease from -$6.6 billion in 2023-24 to -$8.5 billion in 2028-29 primarily due to the Quebec Abatement. This reflects the value of the historical transfer of tax points to Quebec in the 1960s and 1970s, which results in a commensurate reduction in cash transfers to the province.

Proceeds From the Pollution Pricing Framework Returned

Proceeds from the pollution pricing framework returned represent the return of all direct proceeds from the federal fuel charge and Output Based Pricing System to Canadians and businesses in the jurisdiction from which they were collected. Proceeds from the pollution pricing framework returned are expected to be $11.2 billion in 2023-24, increasing to $21.5 billion by 2028-29, reflecting a higher price on carbon pollution.

Direct Program Expenses

Direct program expenses consist of other transfer payments administered by departments, and operating expenses.

Other transfer payments administered by departments are projected to decline to $84.2 billion in 2023-24 due primarily to lower expected contingent liabilities. After 2023-24, other transfer payments are projected to increase from $91 billion in 2024-25 to $102.6 billion in 2028-29. Projected growth reflects recent measures with growing profiles, such as the Canadian Dental Care Plan, support for electric vehicle battery manufacturing, and refundable clean economy investment tax credits.

Operating expenses reflect the cost of doing business for more than 100 government departments, agencies, and Crown corporations. Operating expenses are forecasted to decline to $125.9 billion in 2023-24 and $121.7 billion in 2025-26, before growing to $126.1 billion in 2028-29. Decreases in the early years are driven by lower expected contingent liabilities, public service pensions and benefits, and a tapering off of expenses from therapeutics and vaccines. Growth over the outer years of the horizon is driven in part by wages for federal employees and the ongoing implementation of Strong, Secure, Engaged, modernization of NORAD, and investments in Continental Defence, offset in part by planned expenditure reduction actions including those announced in Budget 2023 and this Fall Economic Statement.

Net Actuarial Losses

Net actuarial losses, which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits, are expected to decline over the forecast horizon, from a projected loss of $7.6 billion in 2023-24 to a projected net actuarial gain of $2.5 billion in 2028-29, reflecting higher expected interest rates used to measure the present value of the obligations.

Public Debt Charges

Public debt charges are expected to increase from $46.5 billion in 2023-24 to $60.7 billion in 2028-29, due primarily to the rise in short- and long-term interest rates. Debt charges also reflect incremental borrowing associated with the Government of Canada’s purchase of Canada Mortgage Bonds (CMBs). However, the CMB purchases are expected to generate sufficient revenues to completely offset any incremental debt charges. As a share of GDP, public debt charges are expected to rise from 1.6 per cent in 2023-24 to 1.7 per cent by 2028-29, still near historic lows, and well below the peak of 6.5 per cent of GDP in the 1990s and 2.1 per cent in 2007-08 before the financial crisis.

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Transfers to Support the Advancement of Reconciliation with Indigenous Peoples

In 2015, the federal government committed to doing the work necessary to meaningfully advance truth and reconciliation with Indigenous Peoples. Since then, the federal government has worked to renew its nation-to-nation, government-to-government, and Inuit-Crown relationships. This has required the federal government to change how it works, including making record investments in Indigenous communities.

The federal government has invested more than $185 billion in Indigenous priorities since 2015, representing an annual spending increase of 168 per cent since 2015-2016 (from $11 billion in 2015-16, to more than $30 billion in 2023-24).

Chart A1.1

168 Per Cent Increase in Investments in Indigenous Priorities Since 2015-16

These investments have contributed to substantial progress, including the elimination of 143 long-term drinking water advisories in First Nations communities; the establishment of several child welfare agreements; new schools, health care services, and homes; the resolution of historical wrongs; and opening paths to self-determination.

Details of Economic and Fiscal Projections    85

Transfers to Support the Advancement of Reconciliation with Indigenous Peoples

Chart A1.2

Annual Investments in Indigenous Priorities

Source: Public Accounts of Canada; Departmental Results Reports

In addition to these investments, Canada has acknowledged its obligations with recorded liabilities having increased from $11 billion in 2015-16 to $76 billion in 2022-23, the vast majority of which relate to Indigenous claims. This reflects the progress the federal government has made to advance reconciliation—fulfilling treaty promises, implementing rights, resolving historical wrongs, and reinvigorating the modern treaty process.

Most recently, as reported in the 2022-23 Public Accounts, the government recorded approximately $26 billion to resolve past injustices. Absent these expenses, the 2022-23 budgetary deficit would have been roughly $9 billion, or 0.3 per cent of GDP. The federal government will continue its efforts to work with Indigenous partners to collaboratively resolve litigation and implement negotiated settlements to support reconciliation.

Canadians have witnessed generational change and expect continued progress. The Government of Canada remains committed to reconciliation with Indigenous Peoples—we still have work to do.

Financial Source/Requirement

The financial source/requirement measures the difference between cash coming into the government and cash going out. In contrast, the budgetary balance is presented on a full accrual basis of accounting, meaning that government revenues and expenses are recorded when they are earned or incurred, regardless of when the cash is received or paid.

Table A1.7 provides a reconciliation of the two measures, starting with the budgetary balance. Non-budgetary transactions shown in the table reflect the reversal of certain revenues and expenses included in the budgetary balance that have no impact on cash flows in the year, such as the amortization of non-financial assets. They also include the addition of changes in asset and liability balances that have no accrual impact in a year but do result in the inflow or outflow of cash, such as the payment of accounts payable. An increase in a liability or decrease in an asset represents a financial source, whereas a decrease in a liability or increase in an asset represents a financial requirement. The sum of the budgetary balance and changes in asset and liability balances reflected under non-budgetary transactions is equal to the government’s net source of (+), or requirement for (-), cash.

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Table A1.7

The Budgetary Balance, Non-Budgetary Transactions, and Financial Source/Requirement

billions of dollars

		Projection

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029

Budgetary balance	-35.3	-40.0	-38.4	-38.3	-27.1	-23.8	-18.4

Non-budgetary transactions

Pensions and other accounts	12.8	10.9	5.7	5.0	1.9	2.3	-1.8

Non-financial assets	-5.0	-3.7	-4.0	-4.1	-1.8	-1.3	-1.3

Loans, investments, and advances

Enterprise Crown corporations	-5.7	-21.0	-43.9	-50.1	-49.1	-45.5	-39.1

Other	1.2	14.1	-5.7	-5.4	-1.2	-6.2	-4.0

Total	-4.5	-6.9	-49.6	-55.5	-50.3	-51.7	-43.1

Other transactions

Accounts payable, receivable, accruals, and allowances	-18.4	-32.7	-16.1	-6.8	-7.2	-9.0	-7.9

Foreign exchange activities and derivatives	-15.8	-9.6	-8.5	-8.4	-7.7	-7.7	-7.7

Total	-34.2	-42.2	-24.5	-15.2	-14.9	-16.7	-15.6

Total non-budgetary transactions	-30.8	-41.9	-72.4	-69.8	-65.2	-67.4	-61.9

Financial source (requirement)	-66.2	-81.9	-110.9	-108.0	-92.3	-91.1	-80.3

As shown in Table A1.7 a financial requirement is projected in each year over the forecast horizon, reflecting financial requirements associated with the projected budgetary deficits, as well as forecast requirements from non-budgetary activities.

A financial source is projected for pensions and other accounts for most years over the forecast horizon. Pensions and other accounts include a variety of employee future benefit plans, such as health care and dental plans, disability, and other benefits for veterans and others, as well as the activities of the Government of Canada’s employee pension plans, and those of federally appointed judges and Members of Parliament. A financial source for pensions and other accounts reflects the difference between non-cash pension and benefit expenses recorded as part of the budgetary balance to reflect the value of benefits earned by employees during a fiscal year and the annual cash outflows for benefit payments.

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortization of capital assets included in the budgetary balance. They also include disposals of tangible capital assets and changes in inventories and prepaid expenses. Financial requirements are projected in each year over the forecast horizon, reflecting forecast net growth in non-financial assets.

Loans, investments, and advances include the government’s investments in enterprise Crown corporations, including the Canada Mortgage and Housing Corporation, Export Development Canada, the Business Development Bank of Canada, and Farm Credit Canada, as well as financial requirements associated with the government’s purchase of Canada Mortgage Bonds (see Annex 2 for details). They also include loans, investments, and advances to national and provincial governments and international organizations, and under government programs, including the Canada Emergency Business Account (CEBA). The projected financial source for other loans, investments, and advances in 2023-24 is due to the expected repayment of CEBA loans, given the January 2024 forgiveness repayment date.

Details of Economic and Fiscal Projections    87

In general, loans, investments, and advances are expected to generate additional revenues for the government in the form of interest or additional net profits of enterprise Crown corporations, which are reflected in projections of other revenues. These revenues partly offset debt charges associated with these borrowing requirements.

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities and derivatives. Projected cash requirements over the forecast horizon mainly reflect the payment of accounts payable and forecast increases in the government’s official international reserves held in the Exchange Fund Account.

Economic Scenarios Analysis

As discussed in the Economic Overview, while the September 2023 survey continues to provide a reasonable basis for economic and fiscal planning, the economic outlook is clouded by a number of key uncertainties, all of which could impact the trajectory of inflation, interest rates and economic growth.

Data on economic growth and inflation released since the survey have been consistent with private sector economists’ forecasts. However, decisions by Saudi Arabia and Russia to cut oil supply have also led to an increase in global energy prices, reversing some of the previous decreases in Canada’s headline inflation. Oil prices remain volatile, reflecting a sharp tightening in global financial conditions and new geopolitical uncertainty stemming from the eruption of a conflict between Israel and Hamas following the Hamas terrorist attacks perpetrated against Israel.

Long-term interest rates rose steeply in September in the U.S. and other advanced economies, including Canada, though have since retreated. The increase reflected, in part, market uncertainty over how long interest rates may need to remain elevated in order to bring down inflation.

To facilitate prudent economic and fiscal planning, the Department of Finance has developed scenarios that incorporate some of these recent developments and consider faster or slower growth tracks relative to the September survey (Table A1.8 and A1.9).

Downside Scenario

The downside scenario considers the economic repercussions should interest rates remain higher than expected in the September survey, as a combination of resilient domestic demand, elevated inflation expectations, and ongoing more frequent and larger price increases by companies lead to more persistent elevated core inflation. Prolonged elevated interest rates and the cumulative effects of monetary policy tightening lead to more adverse effects on confidence, household wealth, and consumer and business activity. At the same time, the U.S. also sees persistent inflation, higher rates, and subsequently slower growth. The overall result is a shallow recession in Canada, with real GDP in Canada contracting by 1.7 per cent from peak to trough compared to a period of subdued growth expected in the survey.

-

CPI inflation is 0.5 percentage points above the September survey, on average, in 2023 and 2024. CPI inflation stays above 3 per cent until the last quarter of 2024—about four quarters longer than in the survey—before reaching about 2 per cent by the end of 2025.

-

In response to persistent CPI inflation, the Bank of Canada increases its target rate by another 25 basis points in the fourth quarter of 2023. Short-term interest rates remain high for most of 2024, then start declining in the fourth quarter of the year (rather than the second quarter as in the survey) to reach 4 per cent by the end of 2025 (well above the 2.7 per cent in the survey). They are expected to decline to 3 per cent by the end of 2026 and remain at that level over the rest of the forecast horizon (compared to 2.6 per cent in the survey).

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-

As a result of higher interest rates and weaker global activity, the Canadian economy experiences a shallow recession that is expected to last until the first quarter of 2024. Real GDP contracts by 1.7 per cent from peak to trough, compared to subdued growth in the survey. On an annual basis, real GDP growth is negative at -1.0 per cent in 2024 and slower than anticipated in 2025, before picking up in 2026 and 2027.

-	Consistent with weaker economic activity, the unemployment rate rises to a peak of 7.1 per cent in the second quarter of 2024 and is 0.6 percentage points higher than the survey, on average, in 2024.

-

Despite higher CPI inflation, GDP inflation is lower than in the survey in 2024 as weaker global growth expectations and uncertainties weigh on commodity prices. WTI crude oil prices decline to US$66 per barrel in 2024 (down from US$78 per barrel in the survey) and gradually converge close to the survey outlook by 2027.

-	Together, slower real GDP growth and lower GDP inflation reduce the level of nominal GDP by $33 billion, on average per year, compared to the survey.

Upside Scenario

In the upside scenario, the Canadian economy sees underlying inflation fall faster than expected in the September survey. This allows interest rate cuts to occur sooner. Meanwhile, the healthy labour market and strong household balance sheets continue to support strong consumer demand, leading to economic growth picking up in the second half of 2023 and into 2024. Global demand proves more resilient as China avoids persistent deflation, and resilience in the U.S. labour market supports stronger growth, providing a boost to global growth and commodity prices.

-

As a result of rapid improvements in core inflation, lower interest rates, and strong domestic demand, the Canadian economy continues to expand at a modest pace over the course of 2023 and into 2024. On an annual basis, real GDP growth is 1.3 per cent in 2023 (up 0.2 percentage points from the September survey) and 1.5 per cent in 2024 (up 1.1 percentage points).

-	With a stronger economy, the unemployment rate rises by less than expected, reaching a peak of 6.0 per cent and averaging 0.5 percentage points below the survey in 2024.

-

Core CPI inflation falls faster than expected in 2023 and 2024 as the economy moves into better balance without much of a negative impact on the labour market. However, overall CPI inflation remains in line with the survey as higher crude oil prices offset the decline in core CPI inflation, averaging 0.1 percentage points below the survey in 2024.

-

In response to lower core CPI inflation, short-term interest rates start to decline in the first quarter of 2024—about one quarter sooner than in the survey—and are 0.1 percentage points below the survey in 2024.

-

Despite slightly lower CPI inflation, GDP inflation is higher than in the survey as stronger global activity results in higher commodity prices. WTI crude oil prices average US$88 per barrel in 2024 (up from US$78 per barrel in the survey) and remain US$8 per barrel above the survey over the rest of the forecast horizon.

-	Together, faster real GDP growth and higher GDP inflation raise the level of nominal GDP by $28 billion, on average per year, compared to the survey.

Details of Economic and Fiscal Projections    89

Table A1.8

Department of Finance Economic Scenarios

Per cent, unless otherwise indicated

	2023	2024	2025	2026	2027	2028	2023- 2028

Real GDP growth

2023 Fall Economic Statement	1.1	0.4	2.2	2.4	2.2	2.0	1.7

Downside Scenario	0.9	-1.0	2.0	3.0	2.6	2.1	1.6

Upside Scenario	1.3	1.5	1.9	1.9	2.0	2.0	1.8

GDP inflation

2023 Fall Economic Statement	0.8	2.0	2.0	2.1	2.1	2.1	1.8

Downside Scenario	0.9	1.6	2.5	2.3	2.2	2.1	1.9

Upside Scenario	1.1	2.2	1.9	2.0	2.1	2.0	1.9

Nominal GDP growth

2023 Fall Economic Statement	2.0	2.4	4.3	4.5	4.3	4.2	3.6

Downside Scenario	1.7	0.5	4.5	5.3	4.9	4.3	3.5

Upside Scenario	2.4	3.7	3.9	4.0	4.1	4.0	3.7

Nominal GDP level (billions of dollars)

2023 Fall Economic Statement	2,868	2,938	3,063	3,202	3,341	3,481

Downside Scenario	2,861	2,877	3,007	3,166	3,321	3,463

Upside Scenario	2,882	2,989	3,105	3,230	3,361	3,497

Difference between 2023 Fall Economic Statement and Downside Scenario	-7	-61	-57	-36	-21	-19	-33

Difference between 2023 Fall Economic Statement and Upside Scenario	13	51	41	27	20	16	28

3-month treasury bill rate

2023 Fall Economic Statement	4.8	4.3	2.9	2.7	2.6	2.6	3.3

Downside Scenario	4.9	5.2	4.4	3.4	3.0	3.0	4.0

Upside Scenario	4.8	4.2	2.8	2.7	2.7	2.6	3.3

Unemployment rate

2023 Fall Economic Statement	5.4	6.4	6.2	5.9	5.8	5.7	5.9

Downside Scenario	5.5	7.0	6.9	6.5	6.2	6.1	6.4

Upside Scenario	5.4	5.9	5.7	5.7	5.6	5.6	5.7

Consumer Price Index inflation

2023 Fall Economic Statement	3.8	2.5	2.1	2.1	2.1	2.1	2.4

Downside Scenario	4.0	3.2	2.3	2.1	2.0	2.0	2.6

Upside Scenario	3.9	2.4	2.0	2.1	2.1	2.1	2.4

West Texas Intermediate crude oil price ($US per barrel)

2023 Fall Economic Statement	77	78	77	77	77	79	78

Downside Scenario	78	66	67	72	76	78	73

Upside Scenario	81	88	87	86	86	86	86

Note: Forecast averages may not equal average of years due to rounding. Numbers may not add due to rounding.

Sources: Statistics Canada; Department of Finance Canada September 2023 survey of private sector economists; Department of Finance Canada calculations. The September 2023 survey of private sector economists has been adjusted to reflect the historical revisions in the 2022 Provincial and Territorial Economic Accounts.

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Table A1.9

Selected Statistics on 2023 Fall Economic Statement, Downside Scenarios and Past Recessions

Per cent, unless otherwise indicated

	FES 2023	FES 2023 Downside Scenario	Budget 2023 Downside Scenario	1980s Recession	1990s Recession	2008-09 Recession	COVID-19 Recession
Peak-to-trough decline in real GDP	n.a.	-1.7	-1.9	-5.4	-3.4	-4.4	-12.8
Worst q/q annualized decline in real GDP	-0.3	-3.5	-3.5	-4.6	-5.6	-8.7	-37.1
Peak in the quarterly unemployment rate	6.5	7.1	6.9	13.0	11.7	8.6	13.4
Trough-to-peak increase in the quarterly unemployment rate (percentage points)	1.5	2.1	1.8	5.8	4.3	2.7	7.7

Sources: Statistics Canada; Department of Finance Canada September 2023 survey of private sector economists; Department of Finance Canada calculations.

Fiscal Impacts of Economic Scenarios

The potential impact of the two economic scenarios on the projected federal debt-to-GDP ratio is shown in Chart A1.3 below.

Downside Scenario

In the downside scenario, the deficit would increase by about $8.5 billion annually on average over the planning horizon. The weakened outlook for nominal GDP would entail somewhat weaker tax revenues, which is somewhat offset by higher interest rates raising revenues on interest sensitive revenue components (e.g., interest revenues on tax debts and from the Exchange Fund Account). Overall, revenues are down on average by $2.8 billion annually. Higher projected CPI inflation and interest rates lead to higher costs stemming from inflation-indexed programs (program spending is up on average by about $1.5 billion annually) and higher public debt charges (up by about $5.5 billion on average). Smaller actuarial losses, resulting from higher interest rates used to discount long-term liabilities, offsets some of the overall deterioration in the budgetary balance (down $1.2 billion on average).

Details of Economic and Fiscal Projections     91

As a result of the higher deficits and weaker nominal GDP growth, the federal debt-to-GDP ratio would be expected to rise to 44.2 per cent by 2024-25, before declining to 40.8 per cent by 2028-29.

Upside Scenario

In the upside scenario, the deficit would improve by an average of $5.2 billion per year. Stronger nominal GDP growth results in higher income tax revenues, and the improved outlook for consumption results in higher projected GST revenues. Overall, revenues are projected to be $4.5 billion higher annually, on average, in this scenario. On the expense side, the slightly lower projected CPI inflation means modestly lower expenses for CPI-indexed programs. Program spending is down by $0.3 billion on average per year over the forecast horizon. Slightly lower interest rates and reduced borrowing requirements resulting from smaller deficits mean that public debt charges would also be lower by $0.6 billion annually on average under this scenario. Actuarial losses are essentially unchanged given the small change in interest rates in this scenario.

As a result of the lower deficits and stronger nominal GDP growth, the federal debt-to-GDP ratio would fall in every year of the forecast horizon, reaching 38.1 per cent by 2028-29.

Long-Term Debt Projections

As with any projection that extends over several decades, the long-term debt-to-GDP ratio projections presented in the 2023 Fall Economic Statement are subject to a high degree of uncertainty and are sensitive to assumptions. They should not be viewed as predictions of the future, but instead as modelling scenarios based on a set of reasonable economic and demographic assumptions, assuming no future changes in policies.

Building on the 2023 Fall Economic Statement forecasts, the long-term fiscal projections continue to indicate that federal public finances are sustainable beyond the usual forecast horizon (Chart A1.4). This is despite adverse demographic trends, assumed modest future productivity growth rates, and projected increases in interest rates. As discussed in more detail below, this conclusion is also robust to changes in assumptions, including, for example, the projected growth rate of real GDP.

Keeping the federal debt-to-GDP ratio on a downward trend over the medium- and long-term will help ensure that future generations are not burdened with debt and that fiscal room remains available to face future challenges and risks that are not accounted for in this projection. These include, among others, climate change, the transition to net-zero, recessions, and geopolitical risk.

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To form the long-term economic projections, the medium-term (2023 to 2028) economic forecasts presented in the 2023 Fall Economic Statement are extended to 2055 using the Department of Finance Canada’s long-term economic projection model. In this model, annual real GDP growth depends on labour productivity growth (1 per cent per year), which is calibrated over its 1974-2019 historical average, and labour supply growth (average of 0.6 per cent per year), which is based on demographic projections produced by Statistics Canada and projections for the labour force participation rate and average hours worked using econometric models developed by the Department. Assuming a constant 2 per cent annual rate for GDP inflation, nominal GDP is projected to grow by an average of 3.6 per cent per year from 2029 to 2055 (Table A1.10).

Table A1.10

GDP Growth Projection, Baseline Scenario, Average Annual Growth Rates

per cent, unless otherwise indicated

	1970–2022	2023–2028	2029–2055

Real GDP growth	2.6	1.7	1.6
Contributions of (percentage points):

Labour supply growth	1.5	1.0	0.6

Working-age population	1.5	1.6	0.8

Labour force participation	0.2	-0.4	-0.2

Unemployment rate	0.0	-0.1	0.0

Average hours worked	-0.2	-0.1	-0.1

Labour productivity growth	1.1	0.7	1.0

Nominal GDP growth	6.9	3.6	3.6

Note: Contributions may not add up due to rounding.

Sources: Statistics Canada; Department of Finance Canada calculations.

Details of Economic and Fiscal Projections    93

The long-term federal debt projections are obtained through an accounting model in which each revenue and expense category is modelled as a function of its underlying demographic and economic variables, with the relationships defined by a mix of current government policies and assumptions. The key assumptions underlying fiscal projections from 2029-30 through 2055-56 are the following:

-

All tax revenues, as well as direct program expenses, grow broadly with nominal GDP, with the exception of a number of measures that will no longer be available after a certain date, such as the clean economy investment tax credits and funding to support clean electricity projects, which are incorporated based on their projected costs.

-

The Canada Health Transfer, Canada Social Transfer, and Equalization grow with their respective legislated escalators. The remaining federal transfers to other orders of government, depending on the transfer, grow with nominal GDP, the targeted populations, inflation, and current legislation or agreements.

-

The Old Age Security (OAS) program and Canada Child Benefit (CCB) grow with the targeted populations and inflation. Employment Insurance (EI) benefits grow in line with the number of beneficiaries and the growth in average weekly earnings. The EI premium rate grows according to current program parameters.

-	The effective interest rate on interest-bearing federal debt is assumed, under the baseline scenario, to gradually increase from about 2.9 per cent in 2028–29 to 3.4 per cent by 2055-56.

Sensitivity analysis shows that the long-term fiscal projections are robust to some changes to key assumptions (Tables A1.11 and A1.12).

Table A1.11

Description of Alternative Assumptions1

alternative assumption less baseline

	Baseline[2]	High	Low

Demographic:

Fertility rate (average births per woman)	1.5 births	+0.5 births	-0.5 births

Immigration (per cent of population)	0.9	+0.25 p.p.	-0.25 p.p.

Life expectancy at 65	23.1 years	+3 years	-3 years

Economic:

Total labour force participation rate (per cent)	62.6	+2.0 p.p.	-2.0 p.p.

Average weekly hours worked (hours)	32.7	+1.0 hour	-1.0 hour

Unemployment rate (per cent)	5.7	+1.0 p.p.	-1.0 p.p.

Labour productivity (per cent)	1.0	+0.25 p.p.	-0.25 p.p.

Interest rates (per cent)	3.3	+1.0 p.p.	-1.0 p.p.

  Note: p.p. = percentage point.

[1]	These alternative assumptions are applied starting in 2029 except for changes in life expectancy, which are gradually applied over the projection horizon.
[2]	Baseline shown as the average over the period 2029 to 2055.

94    Annex 1

Table A1.12

Budgetary Balance and Federal Debt in 2055–56 Under Alternative Assumptions

per cent of GDP

	Baseline		High		Low
	Budgetary Balance	Debt	Budgetary Balance	Debt	Budgetary Balance	Debt

Demographic:

Fertility rate	1.2	7.6	0.9	11.6	1.4	3.5

Immigration	1.2	7.6	1.5	2.6	0.7	13.5

Life expectancy at 65	1.2	7.6	0.8	11.2	1.5	4.6

Economic:

Total labour force participation rate	1.2	7.6	1.4	3.0	0.9	12.7

Average weekly hours worked	1.2	7.6	1.4	3.2	0.9	12.4

Unemployment rate	1.2	7.6	1.1	9.2	1.3	6.0

Labour productivity	1.2	7.6	1.6	2.1	0.7	13.6

Interest rates	1.2	7.6	0.7	15.6	1.4	1.4

Details of Economic and Fiscal Projections    95

Supplementary Information

Policy Actions Taken Since Budget 2023

Since 2016, the government has provided a transparent overview of all policy actions taken between budgets and updates. These measures, listed in Table A1.13, ensure that Canadians are continually well-served by the programs they rely on and that government operations carry on.

Table A1.13

Policy Actions Since Budget 2023

millions of dollars

	Dept.	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029
Innovation, Infrastructure and Transport		44	122	154	38	18	17

Sustaining the Government of Canada’s Satellite Capability	CSA	3	21	55	30	11	10

Selecting the Next Contractor to Manage Canadian Nuclear Laboratories	AECL	6	6	1	0	0	0

Funding for the Research and Knowledge Initiative to Support Data and Research on Infrastructure and Housing Needs	INFC	3	4	4	0	0	0

Operating Funding for the Windsor-Detroit Bridge Authority	WDBA	0	79	85	1	1	1

Supporting Negotiations to Repatriate and Rehabilitate the Quebec Bridge[1]	INFC	4	3	0	0	0	0

Accommodation Measures for Roberts Bank Terminal 2 Project[1,2]	CIRNAC, IAAC	25	0	1	3	3	3

Procurement of a Ferry to Enhance Ferry Service Between Prince Edward Island and Nova Scotia[1]	TC	3	4	3	3	3	3

Enhancing Transparency and Accountability in the Transportation System Act	CTA	0	6	5	0	0	0

Reconciliation and Communities		1,499	1,718	794	0	0	0

Supporting Indigenous Economic Participation in Major Projects	FIN	20	0	0	0	0	0

Qikiqtani Truth Commission[1]	CIRNAC	19	0	0	0	0	0

Support for First Nations Children Through Jordan’s Principle	ISC	778	807	0	0	0	0

Increased Funding for First Nations Elementary and Secondary Education[1]	ISC	110	0	0	0	0	0

Renewing Funding for Specific Claims Research by First Nations	CIRNAC	0	8	8	0	0	0

Ensuring Access to Safe Drinking Water and Treated Wastewater in First Nations Communities	ISC	0	777	777	0	0	0

Funding for the Federal Indian Day Schools Settlement (McLean)[1,3]	CIRNAC	0	30	0	0	0	0

Implementation of An Act respecting First Nations, Inuit and Métis Children, Youth and Families[4]	ISC	37	24	0	0	0	0

96    Annex 1

	Dept.	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029
Renewal of the First Nations Health Authority Funding Agreement in British Columbia	ISC	268	294	321	350	381	414
Less: Funds Previously Provisioned in the Fiscal Framework		-268	-294	-321	-350	-381	-414

Support for Emergency Management Response and Recovery Activities on Reserve	ISC	260	0	0	0	0	0

Increasing the Canada Student Grants[5]	ESDC	680	0	0	0	0	0
Less: Funds Previously Provisioned in the Fiscal Framework		-605	0	0	0	0	0

Increasing the Ceiling of the Immigration Loans Program	IRCC	1	0	0	0	0	0

Income Support for 10,000 Newcomers Arriving on a Humanitarian Basis from the Americas	IRCC	6	6	6	0	0	0

Enhancing Immigration and Refugee Legal Aid	JUS	28	0	0	0	0	0

Eliminating Forced and Child Labour from Supply Chains	PS	2	3	3	0	0	0

Advancing the Collection of Banned Assault- Style Firearms	PS, RCMP	27	62	0	0	0	0

Supporting Western Canadian Farmers Impacted by Drought and Wildfires[1]	AAFC	186	33	0	0	0	0
Less: Funds Previously Provisioned in the Fiscal Framework		-50	-33	0	0	0	0

Canada in the World		914	874	941	110	-354	92

Military Assistance for Ukraine[1]	DND, GAC, CSIS, CSEC	816	318	197	0	0	0
Less: Funds Sourced from Existing Departmental Resources		-55	0	0	0	0	0

Renewal and Expansion of Operation REASSURANCE[1]	DND	417	802	872	178	178	178
Less: Funds Previously Provisioned in the Fiscal Framework		-312	-270	-142	-68	-532	-87

Security Assistance for Haiti[1]	GAC, DND, RCMP	41	30	7	0	0	0
Less: Funds Sourced from Existing Departmental Resources		-2	-18	-5	0	0	0

Sanction-Related Seizure of Physical Assets[6]	GAC	7	11	11	0	0	0

Business Women in International Trade	GAC	2	2	2	0	0	0

Effective Government, Financial Sector Policy, and Tax Fairness		67	119	87	29	2	-2

Licenses to Support the Integrity of Client Registration and Authentication Processes	ESDC	3	3	3	3	3	0
Less: Projected Revenues		-1	-2	-2	-2	-2	-2

Faster Services for Veterans	VAC, RCMP	0	55	82	28	0	0

Statistics Canada Cloud Computing Platform[1]	StatCan	40	39	39	0	0	0
Less: Funds Sourced from Existing Departmental Resources		0	0	-39	0	0	0

Supporting Change and Renewal of the Federal Public Service	PCO	2	2	1	1	1	1

Details of Economic and Fiscal Projections    97

	Dept.	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029
Less: Funds Sourced from Existing Departmental Resources		-1	-1	0	0	0	0

Public Inquiry into Foreign Interference	PCO	10	22	3	0	0	0

Competition Tribunal Payment Order for Rogers-Shaw Merger	ISED	13	0	0	0	0	0

Annex 2: Debt Management Strategy (Canada Mortgage Bond Issuance)		-3	-82	-211	-340	-469	-596

(Net) Fiscal Impact of Non-Announced Measures[7]		-504	16	84	308	802	1,166

Net Fiscal Impact – Total Policy Actions Since Budget 2023		2,017	2,767	1,850	145	-1	677

Note: Numbers may not add due to rounding.

[1]	Measure previously included in 2023-24 Supplementary Estimates A, 2023-24 Supplementary Estimates B, or previously announced.

[2]

Funding proposed to support the Tsawwassen First Nation Stewardship Framework, establish a Stewardship Committee for monitoring and undertake follow-up engagement with Indigenous groups in relation to the Roberts Bank Terminal 2 project.

[3]

A total of $7 billion has been allocated to date to support the settlement agreement, which includes compensation for persons who attended a federal Indian Day School between January 1920 until its closure or transfer from Canada’s control. Funding will also be used for legal and administrative fees, as well as healing, wellness, education, language, culture, and commemoration projects.

[4]

Funding to support coordination agreements and advance implementation of an Act respecting First Nations, Inuit and Métis children, youth and families. Partially included in 2023-24 Supplementary Estimates B.

[5]	Adjustment to Budget 2023 funding to increase Canada Student Grants by 40 per cent for the 2023 school year.

[6]

Funding to support the seizure, forfeiture, disposal and redistribution of physical assets held by sanctioned individuals and entities per amendments made to the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Act in June 2022.

[7]

The net fiscal impact of measures that are not announced is presented at the aggregate level and would include provisions for anticipated Cabinet decisions not yet made (including the use of such provisions from previous budgets and updates) and funding decisions related to national security, contract negotiations, litigation issues, and commercial sensitivity.

Glossary of Abbreviated Titles

AAFC	Agriculture and Agri-Food Canada
AECL	Atomic Energy of Canada Ltd
CIRNAC	Crown-Indigenous Relationship and Northern Affairs Canada
CSA	Canadian Space Agency
CSEC	Communications Security Establishment Canada
CSIS	Canadian Security Intelligence Service
CTA	Canadian Transportation Agency
DND	National Defence
ESDC	Employment and Social Development Canada
FIN	Department of Finance Canada
GAC	Global Affairs Canada
IAAC	Impact Assessment Agency of Canada
INFC	Infrastructure Canada
IRCC	Immigration, Refugees and Citizenship Canada
ISC	Indigenous Services Canada
ISED	Innovation, Science and Economic Development Canada
JUS	Department of Justice
PCO	Privy Council Office
PS	Public Safety Canada
RCMP	Royal Canadian Mounted Police
StatCan	Statistics Canada
TC	Transport Canada
VAC	Veterans Affairs Canada
WDBA	Windsor-Detroit Bridge Authority

98    Annex 1

Annex 2

Debt Management Strategy

Introduction

As part of Budget 2023, the federal government released the 2023-24 Debt Management Strategy, which sets out the government’s objectives, strategy, and borrowing plans for its domestic debt program and the management of its official international reserves. The 2023 Fall Economic Statement provides an update on the strategy and announces new measures to ensure the ongoing fiscal sustainability of Canada’s debt management.

Highlights from the Consultations

In September 2023, the Department of Finance and the Bank of Canada held more than 30 external meetings to hear the views of market participants. These consultations, which are an integral part of the debt management process, specifically sought views on issues related to the design and operation of the Government of Canada’s domestic debt program.

Overall, market participants said that the Canadian debt market continues to function well despite higher supply and periods of heightened volatility in the global bond market. There is generally a good supply-demand balance across different sectors, apart from the 30-year sector where market participants noted some increased demand pressure.

In the Treasury bill (t-bill) sector, market participants noted strong demand reflecting higher economic uncertainty. Market participants expressed a desire for the government to introduce a 1-month t-bill, at least temporarily, to support the transition from Bankers’ Acceptance in the Canadian money market, which will be discontinued following the cessation of the Canadian Dollar Offered Rate (CDOR) in June 2024. Furthermore, market participants suggested that Canada should continue to support the growth of Canada’s sustainable finance market.

Canada Mortgage Bond Issuance

Building more affordable housing for Canadians is one of the federal government’s top priorities. Among the many initiatives the government has recently announced to unlock more rental financing is a $20 billion increase in Canada Mortgage Bond issuance. This will ensure home builders have access to the low-cost financing required to build more multi-unit projects and will support the construction of up to 30,000 more rental apartments per year.

In order to direct funding to affordable housing, Budget 2023 announced consultations on consolidating Canada Mortgage Bonds into the regular Government of Canada borrowing program and committed to return with an update in fall 2023. The government has since met with over 30 market participants, received additional written input from stakeholders, and heard from many market participants about the utility of the Canada Mortgage Bond Program, with mortgage lenders indicating a need for such a market-based instrument to hedge risks.

Reflecting the objective of supporting stable, cost-effective funding for mortgage lenders, as well as Canada’s desire to generate net revenues for initiatives such as affordable housing, the government plans to start purchasing Canada Mortgage Bonds. The government will begin purchasing up to an annual maximum of $30 billion of Canada Mortgage Bonds, starting as early as February 2024. The remaining Canada Mortgage Bonds will continue to be available for market participants.

Debt Management Strategy    99

The government will communicate regularly with market participants and will ensure that the pace and volume of purchases are appropriate for market conditions and to address concerns where possible. The government would conduct additional consultations concerning any further government participation in Canada Mortgage Bonds.

Green Bond Program

To support the growth of the sustainable finance market in Canada, in March 2022 the government published a green bond framework and issued its inaugural $5 billion Canada Green Bond, which had an order book of over $11 billion from domestic and international investors.

In March 2023, the government published its inaugural allocation report on the distribution of green bond proceeds and Budget 2023 announced that the government is exploring global developments related to green investment taxonomies.

Since the introduction of Canada’s Green Bond Framework, the European Union’s Taxonomy for Sustainable Activities expressly included some nuclear activities as “green” until 2040-2045. The Sustainable Finance Action Council’s Taxonomy Roadmap also considers certain nuclear expenditures to be green. Moreover, Bruce Power, Canada’s largest nuclear electricity producer and Ontario Power Generation, have issued green bonds to fund their nuclear energy activities, which were well received by investors.

To align Canada’s Green Bond Framework with Canada’s 2030 Emissions Reduction Plan, updated taxonomies, international best practices and evolving investor preferences, the Government of Canada is releasing an updated Framework that includes certain nuclear energy expenditures. Specifically:

-	investments in new reactors;

-	refurbishment of existing facilities;

-	research and development; and,

-	some investments in Canada’s nuclear supply chain

Sustainalytics, which provided the second party opinion on the initial Green Bond Framework, has provided an updated opinion for the revised framework that includes nuclear energy. The opinion states:

Sustainalytics is of the opinion that the Government of Canada Green Bond Framework is credible and impactful and aligns with the four core components of the Green Bond Principles 2021.

Green bonds issued under the initial Framework continue under that framework, and no proceeds from the first green bond issued in March 2022 will be allocated to nuclear related expenditures by the Government of Canada.

The government plans to issue another green bond under the updated Framework before the end of this fiscal year, subject to market conditions.

The updated framework and the associated Sustainalytics report will be made available on the government’s website.

100    Annex 2

1-Month Treasury Bills

Bi-weekly issuance of 3-, 6-, and 12-month t-bills with auction sizes ranging from $14 billion to $30 billion support a liquid and well-functioning market for Canadian federal government treasury bills, which helps investors who need access to short-term, interest-bearing securities in lieu of cash.

As noted above, respondents to the consultation for the 2024-25 Debt Management Strategy recommended the introduction of a temporary 1-month t-bill to support the transition from Bankers’ Acceptances in the Canadian money market.

The government is considering this proposal and will return to the market in advance of the Canadian Dollar Offered Rate (CDOR) transition.

Outlook for Public Debt Charges

Reflecting higher interest rates relative to Budget 2023 projections, public debt charge estimates have increased over the current year and are now forecasted to reach $46.5 billion for 2023-24, or 1.6 per cent of GDP. Although rising interest rates mean that the ratio of public debt charges relative to the size of the economy has increased slightly over the forecast horizon from recent historic lows, the ratio remains well below the historical average of the past 40 years (Chart A2.1). This reflects the government’s prudent debt management strategy.

Debt Management Strategy    101

Adjustments to the 2023-24 Borrowing Plan

Reflecting increased borrowing requirements, and feedback received during the Debt Management Strategy consultation this fall, the government is adjusting bond issuances across all sectors and allocating a proportionally larger share in the 30-year sector to reflect strong market demand for longer-dated bonds. As a result, the proportion of bond issuance with a maturity of 10 years or more is expected to reach 30 per cent, up slightly from 29 per cent outlined in the Budget 2023.

The adjustments in the borrowing program have been implemented to ensure predictability in the Canadian debt program and support well-functioning markets across all sectors. As a result, the benchmark sizes in the 2-year and 10-year sectors have been increased. Similarly, the number of 5-year auctions have been increased to three, while the auction size in this sector has been slightly decreased.

Table A2.1

Projected Gross Issuance of Bonds and Bills for 2023-24

Billions of dollars

	2022-23	2023-24	2023-24	Change from
	Actual	Budget 2023	Update	Budget 2023
Treasury Bills	202	242	281	39
2-year	67	76	86	10
3-year	20	6	6	0
5-year	31	40	47	7
10-year	52	40	47	7
30-year	14	10	14	4
Green Bonds	-	0	4	4
Total Bonds	185	172	204	32
Total gross issuance	387	414	485	71
Share of Long bonds to Total Bonds	36%	29%	30%	+1%

Sources: Bank of Canada; Department of Finance Canada calculations.

Notes: Numbers may not add due to rounding.

Issuance decision subject to factors such as availability of eligible expenditures and market conditions.

102    Annex 2

Table A2.2

Maturity Date Patterns and Benchmark Size Ranges1

Billions of dollars

	Feb.	Mar.	Apr.	May	June	Aug.	Sept.	Oct.	Nov.	Dec.

2-year	18-26			18-26		18-26			18-26

3-year			8-12

5-year		18-26					18-26

10-year					18-26					18-26

30-year										20-30

Source: Department of Finance Canada calculations.

Note: These amounts do not include coupon payments.

1 Actual annual issuance may differ.

Global Bond Issuance

Canada issues foreign currency bonds solely for the purpose of funding its liquid foreign currency reserves. In April 2023, Canada issued a 5-year, US$4 billion global bond. This global bond issuance was well received by markets, with an order book exceeding $13 billion—the largest for a Canada Global Bond since 2009—while being priced more tightly in terms of credit spreads than any US dollar global bond issued by Canada’s peers in the same tenor since the beginning of 2023. Overall, this successful issuance reflects the ongoing strong global demand for investment opportunities backed by Canada’s AAA credit ratings.

Debt Management Strategy    103

Annex 3

Legislative Measures

This annex includes a number of 2023 Fall Economic Statement measures (other than tax-related measures) that would be implemented through legislation.

Subject of the Measure	Proposed Legislative Action

Establishing the Department of Housing, Infrastructure and Communities	In FES 2023, the government proposes to introduce legislation that would establish the Department of Housing, Infrastructure and Communities (currently Infrastructure Canada) and clarify the department’s powers, duties, and functions.

Strengthening Competition to Help Stabilize Prices in Canada	In FES 2023, the government proposes to amend the Competition Act and the Competition Tribunal Act to modernize Canada’s competition framework, including reforming merger review, strengthening the enforcement framework, and enhancing the focus on consumers, workers, and the environment.

Technical Amendments to the Federal-Provincial Fiscal Arrangements Act - Publication of Information on Payments	In FES 2023, the government proposes to amend the Federal-Provincial Fiscal Arrangements Act to clarify the disclosure of information related to certain payments authorized under the Act.

Public Sector Pension Plan Governance	In FES 2023, the government proposes to amend the Public Sector Pension Investment Board Act to increase the size of the board of directors of the Public Sector Pension Investment Board.

Strengthening AML/ATF	In FES 2023, the government proposes to amend the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and the Criminal Code, with consequential amendments to other statutes, to strengthen Canada’s anti-money laundering and anti-terrorist financing framework, and to enhance Canada’s ability to detect and address sanctions evasion.

Modernizing Financial Sector Statutes to Address Emerging Risks and Challenges	In FES 2023, the government proposes to make technical amendments to the Bank Act, the Insurance Companies Act, and the Trust and Loan Companies Act to adjust the scope of permitted non-financial activities by financial institutions.

Canadian Payments Act	In FES 2023, the government proposes to amend the Canadian Payments Act to expand the eligibility for membership in the Canadian Payments Association, to clarify the composition of the Stakeholder Advisory Council and to provide for a statutory review within four years.

Protecting Public Interest in Cases of Public Post-Secondary Educational Institutions Insolvency	In FES 2023, the government proposes to amend the Bankruptcy and Insolvency Act and the Companies’ Creditors Arrangement Act to exclude public post-secondary educational institutions from becoming the subject of proceedings under either act.

Corporate Governance: Virtual-Only Meetings	In FES 2023, the government proposes to amend the Bank Act, the Insurance Companies Act, and the Trust and Loan Companies Act to permit virtual-only meetings and allow for the introduction of conditions ensuring participation.

Legislative Measures    105

Subject of the Measure	Proposed Legislative Action

Canada Water Agency	In FES 2023, the government proposes to introduce the Canada Water Agency Act to establish the stand-alone Canada Water Agency, which will contribute to sustainable and coordinated freshwater management across Canada.

Developing a Tobacco Cost Recovery Framework	In FES 2023, the government proposes to amend the Tobacco and Vaping Products Act to enable the fixing of fees, levies or charges, and related compliance and enforcement tools to implement a tobacco cost recovery framework.

Pregnancy Loss	In FES 2023, the government proposes to amend the Canada Labour Code and An Act to amend the Criminal Code and the Canada Labour Code to create a new paid leave for workers in federally-regulated sectors who experience a pregnancy loss.

A New Employment Insurance Adoption Benefit	In FES 2023, the government proposes to amend the Employment Insurance Act and the Canada Labour Code to introduce a 15-week shareable Employment Insurance benefit for adoptive parents and introduce corresponding unpaid leave for workers in federally- regulated sectors.

106    Annex 3

Annex 4

Statement on Gender, Diversity, and Inclusion

Diversity is one of Canada’s foundational strengths. Since 2015, the federal government has enhanced consideration of gender and diversity to help ensure that government programs and services better meet the needs of all Canadians. Following the introduction of the Canadian Gender Budgeting Act in 2018, reporting on gender and diversity impacts has been an important requirement for all new budget decisions, which helps to build a Canada that works for and benefits everyone.

By ensuring that government initiatives take into account equality, fairness, and inclusion—from design to implementation—support can more effectively be targeted to the Canadians who need it the most, and existing socioeconomic inequalities can be addressed. By leveraging data to better track the impact of such initiatives, the federal government is making informed policy choices that are able to deliver real progress for all Canadians.

And we have made significant progress. With historic investments in affordable early learning and child care, Canada has helped a record number of women choose to both participate in the workforce and raise their family—because no one should be forced to choose between having a career or raising a child. In February of this year, we made historic investments in Canada’s universal public health care system, which will ensure equitable access for all Canadians. Recent investments in workers and growing Canada’s clean economy are creating good jobs that help workers support their families, while limiting the impacts of climate change on Canadians—providing significant long-term benefits to those who are disproportionately affected.

The federal government’s economic plan has made ground-breaking investments in children, families, our environment, and our communities. This has built on Canada’s fundamental strengths, including our strong social safety net, for the benefit of people today and for generations to come. These investments have helped Canada to lead the way in ensuring that our economy remains competitive into the future, that every child has the best start in life, and that we build an economy that works for all Canadians.

We know that Canadians are continuing to face real challenges with the higher cost of living, including in accessing affordable housing. Vulnerable Canadians—including seniors, persons with disabilities, 2SLGBTQI+, Indigenous, Black, and racialized people—face these challenges in disproportionate, unique ways.

Canada’s economic plan, which is built upon in the 2023 Fall Economic Statement, continues to make investments to address these challenges and to build a Canada where everyone has a real and fair chance to succeed.

Canada’s Housing Action Plan

Investing in housing is crucial to meeting the needs of all Canadians—but housing challenges are even more pressing for some. This includes seniors, who represent 17 per cent of those in unaffordable housing, many of whom are on fixed incomes; women escaping intimate-partner violence; and persons with disabilities, who may require barrier-free homes. As of 2019, according to Statistics Canada, women represented nearly 69 per cent of those experiencing hidden homelessness due to domestic violence. Persons with disabilities also face unique challenges: according to the 2017 Canadian Survey on Disability, 15.9 per cent of persons with disabilities were living in households in core housing need.

The 2023 Fall Economic Statement builds on the federal government’s record investments in housing, by enhancing and expanding the Apartment Construction Loan Program and the Affordable Housing Fund to build more homes, faster. Federal programs such as the Rapid Housing Initiative and Reaching Home help ensure all Canadians have a place to call home, including those in core housing need and those experiencing or at risk of homelessness. Indigenous people, who represented 39 per cent of shelter users in 2021, while making up just 5 per cent of the Canadian population, will benefit from investments in the Urban, Rural, and Northern

Statement on Gender, Diversity, and Inclusion    107

Indigenous Housing Strategy—following a by Indigenous, for Indigenous approach. While men are over-represented in the population of shelter users (nearly 68 per cent), women’s needs may be underestimated due to lack of data from domestic violence shelters and the different ways they may experience homelessness.

Having a safe place to call home has a direct linkage to economic stability, good health and mental health outcomes, and lower incidences of domestic violence, family instability, and adverse childhood experiences. The federal government’s plan to build more homes, faster, will particularly benefit the most vulnerable Canadians.

The 2023 Fall Economic Statement proposes measures that make it easier for Canadians and their families to find an affordable place to call home. This will have generational impacts for children growing up in safe and secure housing, who are then more able to have the best start in life and fully participate in all that Canada has to offer.

In growing communities across Canada, people need more homes, and they need more types of homes to meet a range of diverse needs—more multi-family and accessible units, more affordable and market-rate homes, and more rentals, co-ops, and affordable and community housing. The federal government is doing this work, with important housing partners across the country, including co-ops, non-profits, and Indigenous organizations.

Canada cannot succeed if some Canadians are left behind—which is why Canada’s economic plan invests in a future where everyone has a safe and affordable place to call home.

As detailed in Chapter 1, measures include:

-

Removing the GST from New Co-op Rental Housing, which has already allowed builders to commit to more rental apartment construction. Renters will benefit from increased rental housing, including much needed multi-bedroom units suitable for families. Renters tend to have lower incomes, with median incomes almost half that of homeowners. Further, they are likely to be younger, with those aged 25 to 40 in 2021 representing the largest share of renters at 33 per cent; to live in urban areas, with the growth of renter households more than double the growth of owner households from 2011 to 2021 in 30 of Canada’s largest cities; and be Black or racialized, with more than half of the Black (54.9 per cent), Arab (52 per cent), and Latin American (51.4 per cent) populations across Canada being renters in 2021.

-

The Canadian Mortgage Charter will heighten awareness and broaden access to tailored mortgage relief measures for Canadians facing financial difficulties as a result of rising mortgage payments. This will support homeowners of all incomes, regardless of their backgrounds, with access to the supports they need. This will in particular benefit homeowners with lower incomes, who are more likely to experience financial difficulty as a result of elevated interest rates.

-

Building More Affordable Housing will benefit those experiencing housing affordability challenges, including National Housing Strategy priority groups in greatest need, and those in core housing need. In 2021, according to Statistics Canada, 7.7 per cent of the Canadian population experienced core housing need, with women and girls having a slightly higher incidence (8.2 per cent) compared to men and boys (7.1 per cent). Seniors also had a higher incidence of core housing need (8.9 per cent), as did Indigenous people (13.2 per cent).

-

Strengthening the Co-operative Housing Development Program will benefit those experiencing housing affordability challenges, in particular urban residents, by supporting access to affordable housing for low- and moderate-income households. According to Statistics Canada, in 2021, rates of core housing need were higher in Canada’s primary downtowns (18 per cent). Much of this core housing need is due to affordability challenges, which are particularly prevalent for households reliant on a single income. In 2021, around 27 per cent of single-parent households and 37 per cent of single-person households lived in unaffordable housing.

108    Annex 4

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Continuing to work towards the co-development and launch of the Urban, Rural, and Northern Indigenous Housing Strategy will directly benefit Indigenous people living in urban, rural, and northern communities, especially Indigenous persons with disabilities, women and girls, and 2SLGBTQI+ people who are at particular risk of violence when experiencing homelessness and housing insecurity.

These housing investments will also indirectly benefit the construction sector. While this sector is primarily the domain of workers who are men (87.5 per cent, according to the Labour Force Survey 2023), recent government initiatives are helping to increase diversity. For example, federal investments such as the Apprenticeship Service and the Union Training and Innovation Program have promoted inclusion and accessibility for women, persons with disabilities, Black and racialized people, and Indigenous people. The Indigenous Skills and Employment Training Program also supports Indigenous organizations to provide labour market programming to help Indigenous people improve their skills and find employment. By building new housing, downstream effects provide new opportunities, such as for people who find new employment working in and maintaining new housing. Building more homes, faster, also supports job creation for the people working in the businesses and services that accompany new builds. For example, a new child care centre in a new housing complex requires early childhood educators, cooks, and cleaners, who could help increase demand for better public transit, in turn providing additional new employment opportunities over the long-term.

Supporting a Strong Middle Class

With elevated global inflation and the high cost of food, the government has delivered a suite of targeted policies to support the most vulnerable Canadians.

The rising cost of living has a disproportionate impact on lower-income households, who are more likely to spend a higher proportion of their income on essentials, such as housing and groceries. According to Statistics Canada, in 2019, Canadian households in the bottom income quintile spent more than half (51 per cent) of their expenditures to food (15 per cent), shelter (32 per cent), and clothing (4 per cent). At a disaggregated level, households in the bottom income quintile are more likely to comprise women, children, seniors, single-parents, Indigenous people, and recent immigrants.

The government’s Grocery Rebate, announced in Budget 2023 and delivered in July 2023, has reached 11 million low- and modest-income households, particularly single-parents and single seniors, while the Canada Child Benefit helped to lift nearly 435,000 children out of poverty in the first four years since its implementation. Delivering savings for families through affordable early learning and child care is significantly ahead of schedule, with six provinces and territories providing regulated child care for an average of just $10-a-day or less. All other provinces and territories have reduced child care fees by half and are on track to achieve $10-a-day child care by 2026. This means fewer parents, particularly women, have to choose between their family and their career. In February and July 2023, the labour force participation rate for women in their prime working years reached a record of 85.7 per cent, and sat at 85.3 per cent in October 2023.

Reducing the energy costs incurred by those living in energy inefficient housing will help provide greater financial security for vulnerable individuals and their families, and can also contribute to a safer home environment for seniors and those with pre-existing health conditions, who are more likely to be negatively affected by air pollution.

The government is also working to make Canada fairer by Strengthening Competition and Cracking Down on Junk Fees. This could mean more options for Canadians to choose where to shop for groceries, thus creating opportunities for lower prices. Lower-income Canadians will also be supported to improve their financial well-being by lowering the non-sufficient fund (NSF) fees charged by banks. Together, these actions will especially benefit lower-income Canadians who spend a larger amount of their income on necessities by helping them avoid spending money on unfair and unnecessary fees.

Statement on Gender, Diversity, and Inclusion    109

As detailed in Chapter 2, measures recently announced by the government include:

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Delivering Affordable, High-Quality Early Learning and Child Care, which means fewer parents, particularly women, have to choose between their family and their career. Supported by Canada-wide affordable early learning and child care, in October 2023, the labour force participation rate for women in their prime working years was 85.3 per cent, just below the record high reached in February and July 2023 (85.7 per cent).

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Enhancing Low- and No-Cost Bank Accounts, which will particularly benefit lower-income Canadians, who more often tend to be single-parent women, Black or racialized, recent immigrants, or Indigenous, by making more Canadians eligible for no-cost ($0 per month) banking options, and by ensuring both low-cost ($4 per month) and no-cost banking options are well-equipped with the features people need. By enhancing banking options—without extra fees—Canadians will be able to put more of their hard-earned money towards other priorities.

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Helping More Households Make the Switch to Electric Heat Pumps would benefit low- to median-income Canadians who need the most support to buy and install a heat pump, while also making heating more affordable for those who use home heating oil, who are commonly rural and lower-income. Heat pumps are a cleaner option that provide long-term energy bill savings. Reducing the use of highly polluting heating will help fight climate change, which will particularly benefit women, Indigenous people, and those living in coastal communities.

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Doubling the Rural Top-Up for Pollution Price Rebates (Climate Action Incentive Payments) would benefit those living in rural and remote areas in all provinces where the federal fuel charge applies. Low- and modest-income households will benefit the most.

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Cracking Down on Junk Fees would directly benefit all Canadians by strengthening consumer protections and ensuring fair pricing. Action on non-sufficient funds fees and a study into international mobile roaming fees will likely benefit low-income and vulnerable populations, who may face disproportionate impacts from these fees. Low-income and vulnerable populations, including Indigenous people, recent immigrants, persons with disabilities, and seniors, will disproportionately benefit, since higher fees may result in spending a greater portion of their income. Due to systemic inequalities, some people are more likely to be low-income, such as Indigenous people (12.3 per cent) compared to the non-Indigenous population (7.2 per cent), and immigrants to Canada (8.1 per cent) compared to those born in Canada (6.7 per cent).

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Further Strengthening Competition in Canada would benefit all Canadians through a more modern competition framework that saves people money by lowering the prices of basic necessities, which will directly benefit low-income households, given that they spend a higher proportion of their disposable income on such goods and services.

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Consumer-Driven Banking will protect consumers and small businesses and promote a strong, stable financial sector, which especially benefits vulnerable consumers, such as those with lower incomes, new Canadians, and seniors. By offering Canadians opportunities to improve their financial literacy and well-being through a broad range of consumer-driven tools, all Canadians, and especially lower-income Canadians, can benefit from increased insights into their spending habits and new tools to help them save money and take control of their finances.

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Building an Economy that Works for All Canadians

All Canadians are vulnerable to the risks brought about by climate change, however, some people and communities are affected more than others, particularly women, children, and Indigenous people. Devastating climate disasters in 2023, such as wildfires, hurricanes, and flooding, highlighted the direct consequences for rural Canadians and those living in coastal communities, which included evacuations, extensive damage to property and critical infrastructure, and most tragically, the loss of human life. These climate disasters also caused economic harm for businesses and their workers in the affected communities.

Canada’s clean economy jobs plan takes action to build a cleaner future. The federal government also directly invests in growing the clean economy through the Canada Infrastructure Bank, the Canada Growth Fund, and the Strategic Innovation Fund, which invest in clean technologies, critical minerals, and industrial transformational and clean growth projects. These investments deliver immediate benefits for Canadian workers as Canadian businesses create new job opportunities, as well as medium- to long-term impacts for vulnerable populations who will gain health benefits from a cleaner environment. For Canadian workers, these clean economy investments will deliver long-term, well-paying careers. A number of major investment tax credits are accompanied by labour requirements that incentivize businesses to pay prevailing union wages and create new apprenticeship opportunities.

Investments in a clean economy are an important part of Canada’s plan to reach net-zero by 2050. Achieving this plan will ultimately help protect those that are most at risk of climate change, especially women, Indigenous people, and residents of rural and coastal communities. Fighting climate change also fights environmental racism. Over the short- to long-term, younger generations will benefit from a growing Canadian economy and livable climate, promoting generational equality, while short-term benefits will support all Canadians through increased employment opportunities in good middle-class jobs in the clean economy.

As detailed in Chapter 3, measures announced recently, or in this Fall Economic Statement include:

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Securing Investments in Our Electric Vehicle Battery Supply Chain, which will benefit sectors that are part of Canada’s clean technology economy and create well-paying middle-class jobs. The environmental and clean technology sector mainly comprises men (71 per cent) and persons between the ages of 25 and 54 (67 per cent). All Canadians will benefit from investments towards a strong clean economy full of good-paying job opportunities, particularly young Canadians, who are disproportionately affected by climate change.

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Using Waste Biomass to Generate Electricity and Heat by expanding eligibility for the Clean Technology Investment Tax Credit and the Clean Electricity Investment Tax Credit, will benefit sectors that invest in clean technologies that produce electricity and heat from waste biomass, including forestry, agriculture, and utilities. Men are over-represented in the agriculture and forestry industry workforce (67 per cent), and in the utilities workforce (73 per cent). Rural, remote, and Indigenous communities could also benefit, as they are increasingly turning to community-scale biomass projects to gain greater energy independence and generate local economic development.

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Advancing an Indigenous Loan Guarantee Program, which is expected to directly benefit Indigenous people and communities by helping to mitigate barriers to equity ownership in major projects, unlocking long-term, stable revenues that communities can allocate according to their priorities. This will help create generational wealth for Indigenous communities to the benefit of their children and future generations of their communities.

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Sustainable Finance Action, which will encourage businesses to invest in the clean economy to the benefit of all Canadians, especially those vulnerable to climate impacts, and support the development of a well-functioning sustainable finance market to mobilize the private investment needed to build our clean economy. This will advance generational equality and benefit young Canadians by combatting climate change and ensuring there is a strong, clean economy full of good-paying opportunities.

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Effective Government, a Fair Tax System, and a Stable Financial Sector

Good governance and a fair tax system helps to reduce poverty and income inequality by strengthening Canada’s social safety net and ensuring the government’s continued ability to support Canada’s most vulnerable citizens.

This Fall Economic Statement builds on the federal government’s previous work, such as the corporate governance diversity disclosures, which promote greater gender, racial, and Indigenous diversity among senior ranks of companies incorporated under the Canada Business Corporations Act, and ensure more Canadians have access to these opportunities.

As detailed in Chapter 4, the 2023 Fall Economic Statement introduces measures to support the ability of all Canadians to access reliable and relevant services and information that might significantly impact their social and economic well-being:

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Supporting Journalists and News Organizations, which will benefit employees in the Canadian news sector, as well as Canadians in communities where local news organizations are under threat, such as francophone and rural communities, by helping ensure that they can continue to have access to trusted and reliable local news. According to 2022 data, journalists are approximately 50.6 per cent women, 49 per cent men, and 0.4 per cent non-binary.

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Strengthening Measures to Combat Financial Crime, which will benefit all Canadians by reducing crime and the flow of money to perpetuate further crimes. According to a 2020 report from Criminal Intelligence Service Canada (CISC), it is estimated that $45 billion to $113 billion is laundered in Canada each year. Addressing financial crime will especially benefit those groups that are more likely to be victims of financial crime, such as seniors, newcomers, and immigrants.

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Protecting Canadians from the Risks of Crypto-Assets, which will help protect the financial well-being of Canadians, particularly racialized Canadians, as well as young men, who are more likely to own risky crypto-assets.

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Tax Measures:

Supplementary Information

Table of Contents

Overview	115

Personal Income Tax Measures	117

Taxpayer Information Sharing for the Canadian Dental Care Plan	117

Business Income Tax Measures	117

Clean Hydrogen Investment Tax Credit	117

Clean Technology and Clean Electricity Investment Tax Credits - Equipment Using Waste Biomass	120

Canadian Journalism Labour Tax Credit	123

Dividend Received Deduction by Financial Institutions - Exception	123

Concessional Loans	124

International Tax Measures	124

International Shipping	124

Sales and Excise Tax Measures	125

Removing the GST/HST From Psychotherapists’ and Counselling Therapists’ Services	125

Joint Venture Election	125

Underused Housing Tax	129

Previously Announced Measures	130

Tax Measures: Supplementary Information    113

Overview

This annex provides detailed information on tax measures proposed in the 2023 Fall Economic Statement.

Table 1 lists these measures and provides estimates of their fiscal impact.

Tax Measures: Supplementary Information     115

Table 1

Revenue Impacts of Proposed Tax Measures1, 2

(millions of dollars)

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total

Personal Income Tax
Taxpayer Information Sharing for the Canadian Dental Care Plan	-	-	-	-	-	-	-

Business Income Tax

Clean Hydrogen Investment Tax Credit	-	-	-	-	-	-	-

Clean Technology and Clean Electricity Investment Tax Credits - Equipment Using Waste Biomass	-	26	193	214	210	210	853

Canadian Journalism Labour Tax Credit	-	60	30	30	5	4	129

Dividend Received Deduction by Financial Institutions - Exception	-	40	45	40	45	45	215
Concessional Loans	-	-	-	-	-	-	-

International Tax Measures
International Shipping Income	-	-	-	-	-	-	-

Sales and Excise Tax Measures

Psychotherapists’ and Counselling Therapists’ Services	-	10	10	10	10	10	50

Joint Venture Election	-	-	-	-	-	-	-

Underused Housing Tax	-	-	-	-	-	-	-

[1]	A positive amount represents a decrease in revenue; a negative amount represents an increase in revenue.
[2]	A “–” indicates a nil amount, a small amount (less than $500,000) or an amount that cannot be determined in respect of a measure that is intended to protect the tax base.

Personal Income Tax Measures

Taxpayer Information Sharing for the Canadian Dental Care Plan

The Fall Economic Statement 2023 proposes to amend the Income Tax Act to provide legislative authority for the Canada Revenue Agency to share taxpayer information with an official of Public Services and Procurement Canada solely for the purposes of the administration or enforcement of the Canadian Dental Care Plan. This would allow Employment and Social Development Canada to engage the services of Public Services and Procurement Canada in administering the Canadian Dental Care Plan.

Similar amendments are proposed to the Excise Tax Act and the Excise Act, 2001.

These amendments would come into force upon royal assent.

Business Income Tax Measures

Clean Hydrogen Investment Tax Credit

Budget 2023 proposed to introduce the Clean Hydrogen Investment Tax Credit (ITC) and announced the credit’s main design elements in respect of eligible projects, credit rates, measuring carbon intensity, eligible equipment, verification, and compliance.

Budget 2023 also indicated that additional details on the following design elements of the Clean Hydrogen ITC would be announced at a later date. The 2023 Fall Economic Statement proposes the details in respect of these design elements. The federal government will continue to review eligibility for other low-carbon hydrogen production pathways in the leadup to Budget 2024.

Eligible Clean Ammonia Production Equipment

Budget 2023 indicated that the Clean Hydrogen ITC would provide support for clean ammonia production, at a 15-per-cent credit rate, subject to certain conditions. The 2023 Fall Economic Statement proposes that property that is required to convert clean hydrogen into ammonia be eligible for the Clean Hydrogen ITC, provided that the following conditions are met:

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The taxpayer that is producing the ammonia must use their own hydrogen feedstock for ammonia production, and the hydrogen feedstock must come from a clean hydrogen projects of the taxpayer that are eligible for the Clean Hydrogen ITC;

-	The clean hydrogen projects have sufficient production capacity to satisfy the needs of the taxpayer’s ammonia production facility; and

-	The taxpayer demonstrates the feasibility of transporting the hydrogen from the hydrogen production facilities to the ammonia production facility if they are not co-located.

Equipment used for the sole purpose of converting clean hydrogen into ammonia — including equipment necessary for the feed compression, conversion (such as reactors or other equipment used to carry out the Haber–Bosch process), refrigeration, and on-site storage of ammonia — would be eligible.

In the case of an integrated hydrogen-ammonia production facility, the cost of “dual-use” equipment used for both hydrogen and ammonia production (e.g., an air separation unit) would, for the purposes of the Clean Hydrogen ITC, be allocated between hydrogen and ammonia equipment based on the equipment’s relative use between the hydrogen and ammonia production.

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For the purpose of calculating the carbon intensity (CI) of hydrogen in an integrated hydrogen-ammonia production facility where pure hydrogen is not produced as an intermediate product, similar rules would apply. The CI associated with dual-use equipment would be allocated to hydrogen based on the ratio of use attributable to hydrogen production relative to total use (for example, electricity supplied to the integrated facility would need to be allocated between the hydrogen and ammonia production).

Power Purchase Agreements and Other Similar Instruments

Budget 2023 indicated that Power Purchase Agreements (PPAs) and other similar instruments that allow project owners to purchase clean electricity from the electricity grid would be eligible for the purpose of calculating a project’s CI, in place of using the grid’s CI, subject to certain conditions that would be provided at a later date.

The 2023 Fall Economic Statement proposes the following conditions in respect of the use of PPAs and other similar instruments for the purposes of the Clean Hydrogen ITC:

-	The purchased electricity is sourced from hydro-, solar-, or wind-powered generation that:

○	first commenced production on or after March 28, 2023, and no more than one year before the initial project CI assessment for the related clean hydrogen project is submitted; and,

○	is located in the same province or territory as the clean hydrogen project and is connected to the electricity grid of that province or territory.

-	Taxpayers would need to demonstrate that the energy being purchased under these instruments is for the operation of the clean hydrogen project.

For the purpose of modelling a project’s CI, the contribution of electricity purchased though PPAs or other similar instruments would be calculated by taking into account the number of years for which an eligible instrument is expected to be in place during the first 20 years of the project’s operation (the assumed notional service life of a clean hydrogen project). The CI of the electricity purchased through eligible PPAs or other similar instruments would correspond to the CI of technology-specific electricity specified in the Fuel Life Cycle Assessment (LCA) Model.

Renewable Natural Gas

Some hydrogen production projects may use renewable natural gas (RNG) to reduce the CI of their hydrogen production. RNG can be a lower CI alternative relative to natural gas extracted as a fossil fuel.

The 2023 Fall Economic Statement proposes that the use of RNG would be eligible for the purpose of calculating a project’s CI, subject to the following conditions:

-	The RNG would need to be produced by a supplier subject to the Clean Fuel Regulations;

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RNG would need to be secured from a production facility that commenced RNG production no more than one year before the initial project CI assessment for the associated clean hydrogen project is submitted; and,

-	Producers would need to demonstrate that the RNG being purchased is for the operation of the clean hydrogen project.

For the purpose of modelling a project’s CI, the contribution of RNG would be calculated by taking into account the number of years for which a contract is expected to be in place during the first 20 years of the project’s operation. The CI of the purchased RNG would correspond to the CI assessed under the Clean Fuel Regulations.

Initial Project CI Assessment and Validation

Budget 2023 indicated that projects would undergo an initial project CI assessment based on the design of the project. This assessment would determine the expected CI of the hydrogen that will be produced, by validating two criteria: (1) the modelling of the project using the Fuel LCA Model, and (2) that the project design can reasonably be expected to achieve the modelled outcomes.

The 2023 Fall Economic Statement proposes further clarification:

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The initial project CI assessment would need to be validated by a third party. This would require a validation report prepared by a Canadian engineering firm with an engineering certificate of authorization, appropriate insurance coverage, and expertise in modelling using the Fuel LCA Model.

-	Taxpayers would need to submit an initial project CI assessment and third-party validation report, including any required documentation, to Natural Resources Canada.

-	Once the expected CI of the project has been validated by Natural Resources Canada, the Clean Hydrogen ITC would be administered by the Canada Revenue Agency.

Compliance and Recovery

Compliance

Budget 2023 indicated that, once a project is operating, the CI of the hydrogen produced would need to fall into the same tier that the project was assessed at, or the taxpayer could be made subject to a recovery of tax credit amounts.

The 2023 Fall Economic Statement proposes that projects be subject to a one-time verification, based on a five-year compliance period. Over the course of the period, projects would compute and report annually on the effective CI of the hydrogen that is produced. At the end of the period, compliance would be determined by the weighted-average CI over the entire period. The contribution of annual CI figures to the final weighted-average CI would be weighted by the hydrogen produced in each year.

The compliance period would begin 120 days after the beginning of commercial operations. However, projects would have the option of delaying the beginning of the period by a full year. A second full year delay would also be available and could be exercised following the first full year delay. This would allow project operators time to make adjustments that may be required to deliver on the expected CI of the hydrogen produced.

Projects would need to have the CI of the hydrogen verified by a third party. This would require verification reports prepared by a Canadian engineering firm with an engineering certificate of authorization, appropriate insurance coverage, and expertise in life-cycle analysis of greenhouse gas emissions. The engineering firm that verifies the reports on effective CI during the compliance period would need to be a different firm than the engineering firm that validated the initial project CI assessment.

Taxpayers would need to submit third-party verification reports, including any required documentation, to Natural Resources Canada.

Recovery

Budget 2023 indicated that if a project failed to achieve a CI of produced hydrogen in the same CI tier that the project was assessed at, the Clean Hydrogen ITC could be subject to a recovery equal to the difference between the Clean Hydrogen ITC amount that was claimed based on the assessed CI tier, and the Clean Hydrogen ITC amount that would apply based on the CI tier that is observed during production.

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The 2023 Fall Economic Statement proposes that, in addition, projects with a verified CI no more than 0.25 kilogram (kg) of carbon dioxide equivalent (CO2e) per kg of hydrogen above their original validated CI would not be subject to recovery of Clean Hydrogen ITC amounts even if the verified CI exceeds the upper bound of the originally assessed CI tier.

Amounts of Clean Hydrogen ITC claimed in respect of ammonia production equipment would be subject to full recovery if the hydrogen production project supplying the hydrogen used for ammonia production has a verified CI of 4 kg or more of CO2e per kg of hydrogen. However, there would be no recovery with respect to ammonia production equipment if the verified CI is no more than 0.25 kg of CO2e per kg of hydrogen above the originally validated CI.

Interest on any amount of Clean Hydrogen ITC recovered would be calculated from the time the Clean Hydrogen ITC was claimed.

Example of Clean Hydrogen ITC Recovery

Assuming an initial project CI assessment of 0.6 kg of CO2e per kg of hydrogen and eligible property with a cost of $100,000, the project would be eligible for a 40-per-cent credit rate and a Clean Hydrogen ITC in the amount of $40,000.

Verified CI over the five-year compliance period (in kg of CO2e per kg of hydrogen)	Impact on initial investment tax credit of $40,000 based on initial project CI assessment of 0.6

Less than or equal to 0.75	No recovery since the verified CI lies within the same CI tier as the CI tier of the initial project CI assessment

Less than or equal to 0.85	No recovery since 0.85 – 0.6 < 0.25

Greater than 0.85 but less than 2	Recovery of: $40,000 – ($100,000 × 0.25) = $15,000 (plus applicable interest)

Greater than 2 but less than 4	Recovery of: $40,000 – ($100,000 × 0.15) = $25,000 (plus applicable interest)

Greater or equal to 4	Recovery of the full amount of Clean Hydrogen ITC claimed: $40,000 (plus applicable interest)

Projects with a verified CI that is in a lower CI tier than the tier that the project was initially assessed at would not be eligible for additional Clean Hydrogen ITC amounts in respect of that lower CI tier.

Strategic Environmental Assessment Statement

The Clean Hydrogen ITC is expected to have a positive environmental impact by encouraging investment in clean hydrogen production that would reduce emissions of greenhouse gases. This would help advance the government’s Federal Sustainable Development Strategy target to reduce greenhouse gas emissions by 40 to 45 per cent below 2005 levels by 2030 and achieve net-zero greenhouse gas emissions by 2050.

Clean Technology and Clean Electricity Investment Tax Credits - Equipment Using Waste Biomass

The 2022 Fall Economic Statement proposed a 30-per-cent refundable Clean Technology Investment Tax Credit. The credit would be available to eligible taxpayers investing in eligible property that is acquired and that becomes available for use on or after March 28, 2023, and before 2035, subject to a phase out in 2034 (the credit rate would be reduced to 15 per cent for property that becomes available for use in 2034). Eligible property would generally include certain systems and equipment used for electricity generation, stationary electricity storage, and low-carbon heating, as well as non-road zero-emission vehicles and related charging or refueling equipment.

Budget 2023 proposed a 15-per-cent refundable Clean Electricity Investment Tax Credit. The credit would be available to taxable and non-taxable entities investing in eligible property as of the date of Budget 2024 for projects that did not begin construction before March 28, 2023. The Clean Electricity Investment Tax Credit would not be available after 2034. Eligible property would generally include certain systems and equipment used for electricity generation, stationary electricity storage, and transmission of electricity between provinces and territories. It was announced that the full design details of the Clean Electricity Investment Tax Credit would be provided at a later date.

As proposed in Budget 2023, the Clean Technology and Clean Electricity Investment Tax Credits would be subject to prevailing union wage and apprenticeship requirements.

The 2023 Fall Economic Statement proposes to expand eligibility for the Clean Technology and Clean Electricity Investment Tax Credits to support the generation of electricity, heat, or both electricity and heat, from waste biomass.

Waste Biomass

Waste biomass, either in its raw form or when processed to produce a more energy-dense fuel (e.g., through gasification) can be combusted to produce heat that can be used on its own for space heating, an industrial process, electricity generation, or some combination thereof.

Accelerated capital cost allowance Classes 43.1 and 43.2 describe various clean energy generation and energy efficient equipment. For the purposes of these Classes, the Income Tax Regulations define “specified waste materials” as meaning wood waste, plant residue, municipal waste, sludge from an eligible sewage treatment facility, spent pulping liquor, food and animal waste, manure, pulp and paper by-product and separated organics. In the context of the proposed expansion of the Clean Technology and Clean Electricity Investment Tax Credits, eligible waste biomass would include only specified waste materials.

Electricity Generation and Cogeneration from Waste Biomass

The 2023 Fall Economic Statement proposes to expand eligibility for the Clean Technology and Clean Electricity Investment Tax Credits to include systems that use specified waste materials solely to generate electricity or both electricity and heat (i.e., cogeneration). Eligible systems would be those that use feedstock, all or substantially all of the energy content (expressed as the higher heating value of the feedstock) of which is from specified waste materials, as determined on an annual basis. Systems that use a fuel that is not produced as an integrated part of the system, even if produced from specified waste material, would not be eligible.

When part of an eligible integrated system, eligible property would include:

-	electrical generating equipment (e.g., steam turbine generators);

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heat generating equipment used primarily for the purpose of producing heat energy to operate the electrical generating equipment (e.g., steam boilers used to produce steam to operate steam turbine generators);

-	equipment that generates both electrical and heat energy (e.g., gas turbine generators, reciprocating engine generator sets);

-	heat recovery equipment (e.g., heat recovery steam generators);

-	equipment used to upgrade or enhance the combustibility of specified waste material (e.g., a gasifier); and,

-	ancillary equipment (e.g., control, feedwater, and condensate systems).

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Eligible property would not include buildings or other structures, heat rejection equipment (e.g., cooling towers), electrical transmission and distribution equipment, fuel or feedstock storage and handling equipment (e.g., conveyors and wheeled loaders), district energy equipment, or equipment used for carbon capture, utilization and storage.

Consistent with the treatment of similar systems under Classes 43.1 and 43.2, eligible systems would include only those systems that do not exceed a heat rate threshold of 11,000 British thermal units per kilowatt-hour. The heat rate would be calculated in a manner similar to that which will be used after 2024 for purposes of eligible specified waste-fuelled electricity generation systems that would qualify for inclusion under Classes 43.1 and 43.2.

Heat Generation from Waste Biomass

The 2023 Fall Economic Statement proposes to expand eligibility for the Clean Technology Investment Tax Credit to include systems that use specified waste materials, other than spent pulping liquor, solely to generate heat energy. Eligible systems would be those that use feedstock, all or substantially all of the energy content (expressed as the higher heating value of the feedstock) of which is from specified waste materials (other than spent pulping liquor), as determined on an annual basis. Systems that use a fuel that is not produced as an integrated part of the system, even if produced from specified waste material, would not be eligible.

When part of an eligible integrated system, eligible property would include:

-	heat generating equipment (e.g., burners and boilers), other than that used to operate electrical generating equipment;

-	equipment used to upgrade or enhance the combustibility of specified waste material (e.g., a gasifier); and

-	ancillary equipment (e.g., control, feedwater, and condensate systems).

Eligible property would not include buildings or other structures, heat rejection equipment (e.g., cooling towers), fuel or feedstock storage and handling equipment (e.g., conveyors and wheeled loaders), district energy equipment, or equipment used for carbon capture, utilization, and storage.

Ongoing Compliance with Eligibility Criteria

For Classes 43.1 and 43.2, an eligible property must satisfy all the conditions for inclusion in the Classes on an annual basis. There is a limited exception in the Income Tax Regulations for a property that is part of an eligible system that was previously operated in a qualifying manner. Such property is considered to be operated in the required manner during a period of deficiency, failure or shutdown of the system that is beyond the taxpayer’s control if the taxpayer makes all reasonable efforts to rectify the problem within a reasonable time according to the circumstances.

Similar rules would apply to the Clean Technology and Clean Electricity Investment Tax Credits with respect to systems that generate electricity, heat or both electricity and heat from specified waste material.

Compliance with Environmental Laws, By-Laws and Regulations

Certain properties described in Class 43.1 and Class 43.2 may be included in the Classes only if they are in compliance with environmental laws, by-laws and regulations at the time the property first becomes available for use. This is to ensure that taxpayers who benefit from Class 43.1 or 43.2 operate in an environmentally responsible manner.

The 2023 Fall Economic Statement proposes to replace these rules with a similar rule that looks only to significant non-compliance. It also proposes to extend that rule to apply to all properties described in Class 43.1 or 43.2 and properties that would be eligible for the Clean Technology and Clean Electricity Investment Tax Credits.

Application

The expansion of the eligibility for the Clean Technology Investment Tax Credit would apply in respect of property that is acquired and becomes available for use on or after the day of the 2023 Fall Economic Statement, provided it has not been used for any purpose before its acquisition.

The expansion of the eligibility for the Clean Electricity Investment Tax Credit would be available as of the day of Budget 2024 and to projects that did not begin construction before March 28, 2023, consistent with the general proposed application of this credit.

Strategic Environmental Assessment Statement

These measures are expected to have a positive environmental impact by encouraging investment in projects that would generally be expected to help reduce net emissions of greenhouse gases, in support of Canada’s targets set out in the Federal Sustainable Development Strategy. This would have a net positive environmental impact towards Canada’s target of reducing greenhouse gas emissions by 40 to 45 per cent below 2005 levels by 2030 and achieving net-zero greenhouse gas emissions by 2050. Incrementally more clean electricity generation would also help achieve Canada’s target of generating 90 per cent of electricity from renewable and non-emitting sources by 2030 and 100 per cent in the long term.

Depending on project design, positive environmental impacts could be offset in some cases by the adverse environmental impacts of biomass combustion. While the combustion of waste biomass is generally viewed as carbon neutral on a lifecycle basis and potentially carbon-negative when combined with carbon capture, utilization, and storage, greenhouse gases are released during combustion, as are particulate matter and other air pollutants that impact the environment and human health.

Canadian Journalism Labour Tax Credit

The Canadian journalism labour tax credit was introduced in Budget 2019 as one of several measures to support Canadian journalism. It provides a refundable 25-per-cent tax credit on the salary or wages paid to eligible newsroom employees of a “qualifying journalism organization.” Qualifying labour expenditures per eligible newsroom employee are capped at $55,000 for a taxation year.

The 2023 Fall Economic Statement proposes to increase the cap on labour expenditures per eligible newsroom employee from $55,000 to $85,000. It is further proposed that the Canadian journalism labour tax credit rate be temporarily increased from 25 per cent to 35 per cent for a period of four years. As a result, organizations would be able to claim up to $29,750 in eligible labour costs per eligible newsroom employee per year.

These changes would apply to qualifying labour expenditures incurred on or after January 1, 2023. The credit rate would return to 25 per cent for expenditures incurred on or after January 1, 2027.

Transitional rules would apply to prorate these changes in cases where an organization’s tax year does not follow a calendar year.

Dividend Received Deduction by Financial Institutions - Exception

The Income Tax Act permits corporations to claim a deduction in respect of dividends received on shares of other corporations resident in Canada. Budget 2023 proposed to deny the dividend received deduction in respect of dividends received by financial institutions on shares that are mark-to-market property.

The 2023 Fall Economic Statement proposes an exception to this measure for dividends received on “taxable preferred shares” (as defined in the Income Tax Act). This exception, along with the rest of the measure, would apply to dividends received on or after January 1, 2024.

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Concessional Loans

Under the Income Tax Act, if a taxpayer receives government assistance in the course of earning income from a business or property, the amount of that assistance may reduce the amount of a related expense or the cost or capital cost of a related property, or may be included in the taxpayer’s income. The amount of assistance may also reduce the amount of an expenditure on which an associated investment tax credit is based.

Historically, non-forgivable loans from public authorities were generally not considered government assistance. This position extended to concessional loans (meaning loans that do not bear interest or that bear interest at below-market rates) from public authorities. However, in a 2021 decision, the Tax Court of Canada determined that the full principal amount of a concessional loan was government assistance. This decision was affirmed by the Federal Court of Appeal in 2022.

The 2023 Fall Economic Statement proposes to amend the Income Tax Act to provide that bona fide concessional loans with reasonable repayment terms from public authorities will generally not be considered government assistance.

This amendment would come into force on the date of the 2023 Fall Economic Statement.

International Tax Measures

International Shipping

Income from international shipping activities is generally not subject to corporate income tax. Canada’s tax system reflects this international norm in two ways. First, income from international shipping is not taxed if it is earned by a non-resident whose country extends a similar exemption to Canadian companies. Second, Canada provides an exemption to shipping companies that are managed from Canada, provided they are incorporated in a foreign jurisdiction with a reciprocal exemption (among other conditions). These latter companies are deemed to be non-residents of Canada for income tax purposes.

In recognition that international shipping often operates outside the scope of corporate income tax more generally, the framework for a 15-per-cent global minimum tax (i.e., Pillar Two of the two-pillar multilaterally agreed solution for international tax reform) generally excludes international shipping income from the imposition of top-up tax under Pillar Two when certain requirements are met. A key requirement of that exclusion is that the “strategic or commercial management” of a multinational group’s international shipping operations must be located in the same jurisdiction where its income is booked. Budget 2023 proposed to implement the Pillar Two rules in Canada effective for fiscal years that begin on or after December 31, 2023, and the government released draft legislative proposals to implement the new Global Minimum Tax Act in August of this year, including the exclusion for international shipping income from Pillar Two in line with the internationally agreed framework.

Shipping companies managed from Canada that have structured their operations to align with the design of Canada’s current international shipping exemption generally book their international shipping income in the foreign jurisdiction where they are incorporated (that is, where they are deemed to be resident). As a result, they may not qualify for the exclusion from Pillar Two, which would require such companies to book their income where their management is located.

To ensure consistency with international tax norms, as well as greater consistency between the international shipping provisions of the Income Tax Act and the proposed new Global Minimum Tax Act, it is proposed to make the exemption for international shipping income in the Income Tax Act generally available to Canadian resident companies. This would allow shipping companies with management in Canada to continue their operations in line with both the Pillar Two international shipping exclusion and the exemption in the Income Tax Act. This measure would also effectively remove the incentive that the current tax rules create for shipping companies with management in Canada to incorporate and carry on certain international shipping activities in foreign jurisdictions.

This measure would apply to taxation years that begin on or after December 31, 2023.

Sales and Excise Tax Measures

Removing the GST/HST From Psychotherapists’ and Counselling Therapists’ Services

Under the Goods and Services Tax/Harmonized Sales Tax (GST/HST), services covered under a provincial public health care plan are exempt in that province. Exemptions are also provided for most services rendered to individuals by physicians, dentists and nurses and certain other health care practitioners, such as optometrists and midwives. The list of other health care practitioners whose services are exempt is set out in the GST/HST legislation.

The 2023 Fall Economic Statement proposes that psychotherapists and counselling therapists be added to the list of health care practitioners whose professional services rendered to individuals are exempt from the GST/HST.

This measure would apply on royal assent of the enacting legislation.

Joint Venture Election

The government is seeking stakeholders’ views and comments on the below proposed new Goods and Services Tax/Harmonized Sales Tax (GST/HST) joint venture election rules. These consultations will allow for stakeholders’ views to be taken into consideration prior to finalizing the design of the new rules and the tabling of enacting legislation.

Draft legislative proposals with respect to these measures will be released for public consultation in the draft legislation section of the Department of Finance website.

The federal government invites Canadians and stakeholders, including Indigenous governments, organizations and associations, to share their feedback on these proposals by emailing Consultation-Legislation@fin.gc.ca by March 15, 2024.

Background

A joint venture is a commercial arrangement in which participants work together on a project or venture. Typically, each participant contributes resources (property, services or money) to the venture and thereby obtains a right of mutual control or management, a joint interest in assets or products that are the subject matter of the venture, a liability for expenses and a right to revenues. One participant generally acts as an operator that is responsible for the day-to-day operations of the joint venture.

Under the GST/HST, a joint venture is not a person and therefore cannot register and account for tax. Instead, under the general GST/HST rules, each participant would account separately for their proportionate share of tax that is collectible, payable or recoverable in the course of their joint venture activities. This can make tax accounting complex for participants.

To simplify tax accounting, a joint venture participant that is a registrant (the operator) can make an election (a joint venture election) with another participant (the co-venturer) if the activities under their joint venture agreement are eligible activities set out in subsection 273(1)2 or prescribed activities in the Joint Venture (GST/HST) Regulations. The election, or a revocation of the election, must be made in prescribed form, contain prescribed information and specify the effective date.

[2]	All legislative references are to Part IX of the Excise Tax Act.

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During the period that a joint venture election is in effect between the operator and the co-venturer, the following measures generally apply:

-

property or a service that is supplied, acquired, imported or brought into an HST participating province by the operator on behalf of the co-venturer under the joint venture agreement is deemed to be supplied, acquired, imported or brought in by the operator and not by the co-venturer;

-

a supply of property or a service by the operator to the co-venturer under the joint venture agreement is deemed not to be a supply to the extent that the property or service is acquired by the co-venturer for consumption, use or supply in the course of commercial activities for which the joint venture agreement was entered into; and

-	the operator and the co-venturer are jointly and severally liable for all GST/HST obligations that result from joint venture activities engaged in by the operator on behalf of the co-venturer.

While the joint venture election can simplify tax accounting for joint venture participants, there are aspects of the current rules that could potentially be improved, including:

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the requirement that the joint venture activities must be eligible activities set out in the legislation or regulations, as this means that the simplification benefits of the election may not be available in respect of some commercial joint ventures;

-	allowing participants that are not registered for GST/HST purposes to make the election, as non-registered persons are generally not required to account for tax; and,

-

deeming the operator to supply and acquire property and services that are in fact supplied and acquired by other participants in the joint venture, as this could create uncertainty about how other GST/HST rules may apply in a joint venture context.

Proposed New Joint Venture Election Rules

To allow more participants in commercial joint ventures access to the simplification benefits of the joint venture election, new joint venture election rules are proposed. Key elements of these proposed new rules include:

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replacing the condition that the joint venture activities must be eligible activities set out in the legislation or regulations with an all or substantially all commercial activities condition (within the meaning of the GST/HST legislation);

-	requiring all electing participants to be registered for GST/HST purposes; and,

-	replacing existing deeming measures with revised deeming measures that are more precisely focused on tax accounting.

Making or Revoking the Election

Under the proposed new rules, a qualifying operator and a qualifying participant in a qualifying joint venture could jointly make or revoke a joint venture election. Only one person could make the election as the qualifying operator in respect of a qualifying joint venture at any given time.

-

A qualifying joint venture would be a joint venture that is not a person under the GST/HST; that operates under an agreement that describes the property that is the subject matter of the joint venture, as well as the activities, obligations and entitlements of the participants and operator; and for which all or substantially all of the joint venture activities are commercial activities.

-

A qualifying operator would be a specified person that is resident in Canada, has reporting periods that are fiscal months, is not a bankrupt and is either a qualifying participant or a person designated as the operator of the joint venture under the joint venture agreement that has primary responsibility for the operational control over the carrying on of the day-to-day operations of the joint venture.

-

A qualifying participant would be a specified person that is a participant in the joint venture and that contributes resources for consumption, use or supply in the course of the joint venture activities and thereby obtains an interest in the property that is the subject matter of the joint venture and a right of mutual control or management of the joint venture.

-

A specified person would be a person that is registered for GST/HST purposes, is engaged all or substantially all in commercial activities and is not a public sector body or listed financial institution.

For a qualifying operator and a qualifying participant to make an election or revocation under the proposed new rules, the details of the election or revocation, including the effective date, would have to be filed in prescribed manner with the Canada Revenue Agency. An election would cease to have effect on the day on which a person that made the election no longer meets the conditions for making it, such as if the person ceased to be registered.

Effects of the Election

If an election under the proposed new joint venture election rules were in effect between a qualifying operator (hereafter the operator) and a qualifying participant (hereafter the participant), the measures described below would generally apply.

Supplies Made on Behalf of the Participant

If the operator makes a supply (other than a supply described in Subdivision C or D of Division II) on behalf of the participant in the course of the joint venture activities,

-	section 177 (agents) would not apply to the supply;

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tax collectible in respect of the supply or an amount charged or collected by the operator on behalf of the participant as or on account of tax in respect of the supply would be deemed to be collectible, charged or collected by the operator and not by the participant for purposes of determining net tax of the operator and participant, and for applying section 222 (trust for amounts collected);

-	the operator would account for any related adjustments under the bad debt rules in section 231 and the credit note rules in section 232; and,

-

for purposes of the filing frequency rules in section 249, the threshold amounts of the operator and participant would be determined as if any consideration in respect of the supply that became due or was paid to the participant, had become due or had been paid to the operator.

Tax Payable to the Receiver General

If tax is payable by the participant to the Receiver General under section 219 or 220.09 or subsection 228(4) in respect of property or a service that is acquired or brought into a participating province by the operator on behalf of the participant for consumption, use or supply, all or substantially all in the course of the joint venture activities, then the operator (rather than the participant) would be required to pay the tax to the Receiver General on or before the day on or before which the operator’s return for the reporting period in which the tax became payable is required to be filed, and the tax would be reported by the operator in that return.

Input Tax Credits

If the operator acquires or imports property or a service or brings it into a participating province on behalf of the participant for consumption, use or supply all or substantially all in the course of the joint venture activities, and if tax that is payable or paid by the participant in respect of the supply (other than a supply described in Subdivision C or D of Division II), importation or bringing in, as the case may be, is included in determining an input tax credit of the participant,

-	the participant would not be entitled to claim the input tax credit;

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-	the operator could deduct an amount equal to the input tax credit in determining the operator’s net tax;

-

if the operator deducts such an amount in determining the operator’s net tax for a reporting period, the amount would be deemed to have been claimed by the participant as an input tax credit in the last reporting period of the participant that ended before that time; and,

-

if the operator makes a deduction and the participant is thereby deemed to claim the input tax credit, and subsequently a credit note is received or a debit note is issued in respect of an adjustment, refund or credit of an amount of tax, the operator would make any required additions to net tax under paragraph 232(3)(c).

Tax Adjustments

There are tax adjustment measures (particularly under Subdivision C and D of Division II) that variously deem there to be a supply, deem tax to be paid or collected, require an addition to net tax or allow input tax credits to be claimed in specified circumstances. Under the proposed new rules, the default would be that the participants, rather than the operator, would account for these adjustments. For example, a participant would account for GST/HST under the following tax adjustment measures:

-	the taxable benefit rules in section 173;

-	the allowance and reimbursement rules in sections 174 and 175;

-	the capital property change-in-use rules in Subdivision D of Division II; and,

-	the input tax credit repayment rules in sections 235 and 236.

Conversely, if the operator is required under the proposed new rules to account for tax on behalf of the participant in respect of a particular supply, acquisition, importation or bringing of property or services into a participating province, the operator (rather than the participant) would be required to also account for related tax adjustments under the following measures:

-	the credit and debit note rules in section 232;

-	the bad debt rules in section 231;

-	the drop-shipment rules in subsection 169(2) and sections 179 and 180; and,

-	the forfeiture and extinguished debt rules in section 182.

The question of whether the operator or the participant should account for these and other tax adjustment measures under the GST/HST will be revisited following consultations and in light of information obtained during those consultations.

Supplies by the Operator to the Participant

If the operator supplies property or a service (other than a supply by way of sale of real property) to the participant and the property or service is acquired for consumption, use or supply by the participant all or substantially all in the course of both the joint venture activities and the participant’s commercial activities, the supply would be deemed to be made for no consideration.

Joint and Several or Solidary Liability

A person that makes or purports to make the election in respect of an agreement would be jointly and severally, or solidarily, liable for all GST/HST obligations that result from activities carried on under the agreement.

Coming into Force and Transitional Rules

As part of the consultations, the government is seeking views and comments on coming into force considerations for the proposed new joint venture election rules, which are currently proposed to come into force on the day on which the Act enacting the new rules receives royal assent. In addition, the government is seeking views and comments on transitional considerations for the existing rules.

Underused Housing Tax

In Budget 2021, the government announced that it would introduce a national, annual 1-per-cent tax on the value of non-resident, non-Canadian owned residential real estate that is considered to be vacant or underused. The Underused Housing Tax (UHT) took effect on January 1, 2022.

In response to suggestions from Canadians about the implementation of the UHT, the government is now proposing to make several changes to the UHT to help facilitate compliance, while ensuring that the tax continues to apply as intended. These changes are described below.

Draft legislative and regulatory proposals relating to these proposed changes will be released for consultation in the draft legislation section of the Department of Finance website. Following a consultation period, the government intends to bring forward legislation for consideration by Parliament. The federal government invites Canadians and stakeholders, including Indigenous governments, organizations and associations, to share their feedback on these proposals by emailing Consultation-Legislation@fin.gc.ca by January 3, 2024.

Elimination of Filing Requirement for Certain Owners

Currently, every person that, as of December 31 of a calendar year, is an “owner” of residential property in Canada, other than an “excluded owner”, is required to file a UHT return for the calendar year in respect of the property.

With limited exceptions, if an owner of a residential property is a corporation or is the owner of the residential property on behalf of a partnership or as a trustee of a trust, the owner must file an annual UHT return in respect of the property. If the entity is substantially or entirely Canadian, however, they may be eligible to claim an exemption from the UHT in their UHT return. Specifically, exemptions may be claimed by:

-	A “specified Canadian corporation”, which is generally a Canadian corporation having less than 10 per cent of its votes or equity value owned by foreign individuals or corporations;

-	A partner of a “specified Canadian partnership”, which is generally a partnership whose partners are exclusively “Canadian”; or,

-	A trustee of a “specified Canadian trust”, which is generally a trust whose beneficiaries are exclusively “Canadian”.

To reduce the UHT compliance burden in relation to these Canadian entities, the government is proposing to make “specified Canadian corporations”, partners of “specified Canadian partnerships” and trustees of “specified Canadian trusts”, “excluded owners” for UHT purposes. As excluded owners, these owners would no longer have UHT reporting obligations.

The government is also proposing to expand the definitions “excluded owner”, “specified Canadian partnership” and “specified Canadian trust” to provide UHT filing and tax relief in respect of a broader range of Canadian ownership structures.

These changes would apply in respect of 2023 and subsequent calendar years.

Reduction to Minimum Failure to File Penalties

Currently, the minimum penalty for an individual, who is required to file a UHT return for a residential property but who fails to do so by the filing deadline, is $5,000 per failure. The minimum penalty for a corporation that fails to file by the filing deadline is $10,000 per failure.

The government is proposing to reduce these minimum penalties to $1,000 for individuals and $2,000 for corporations, per failure.

These changes would apply in respect of 2022 and subsequent calendar years.

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Exemption for Certain Employee Accommodations

The government is proposing to introduce a new UHT exemption for residential properties held as a place of residence or lodging for employees. This exemption would be available in respect of residential properties located anywhere in Canada other than in a population centre within either a census metropolitan area or a census agglomeration having 30,000 or more residents.

This exemption would apply in respect of 2023 and subsequent calendar years.

Additional Technical Changes

The government is also proposing to introduce other UHT changes of a more technical nature to ensure the UHT applies in accordance with the policy intent and to ensure uniformity of tax statutes. For example, these changes would:

-	provide that unitized (‘condominiumized’) apartment buildings are not “residential property” for UHT purposes, effective in respect of 2022 and subsequent calendar years; and,

-

ensure that an individual or a spousal unit can claim the UHT “vacation property” exemption for only one residential property for a calendar year, effective in respect of 2024 and subsequent calendar years.

Additional Time to File 2022 UHT Returns

The deadline for filing the inaugural UHT returns (for the 2022 calendar year) was April 30, 2023. However, on March 27, 2023, the Canada Revenue Agency announced that it would waive penalties and interest provided UHT returns are filed or the UHT is paid by October 31, 2023, effectively giving owners six more months to file.

On October 31, 2023, the Minister of National Revenue announced that this transitional filing relief would be extended by six more months, giving owners until April 30, 2024, to file their 2022 UHT returns. This additional extension is intended to ensure that every effort has been made to inform property owners and help them meet their UHT filing obligations.

UHT returns for the 2023 calendar year will also need to be filed by the normal deadline of April 30, 2024, to avoid penalties and interest.

Previously Announced Measures

The 2023 Fall Economic Statement confirms the government’s intention to proceed with the following previously announced tax and related measures, as modified to take into account consultations and deliberations since their release.

-	Legislative proposals released on August 4, 2023, including with respect to the following measures:

○	The Carbon Capture, Utilization, and Storage Investment Tax Credit;

○	The Clean Technology Investment Tax Credit;

○	Labour Requirements Related to Certain Investment Tax Credits;

○	Enhancing the Reduced Tax Rates for Zero-Emission Technology Manufacturers;

○	Flow-Through Shares and the Critical Mineral Exploration Tax Credit – Lithium from Brines;

○	Employee Ownership Trusts;

○	Registered Compensation Arrangements;

○	Strengthening the Intergenerational Business Transfer Framework;

○	The Income Tax and GST/HST Treatment of Credit Unions;

○	The Alternative Minimum Tax for High-Income Individuals;

○	A Tax on Repurchases of Equity;

○	Modernizing the General Anti-Avoidance Rule;

○	Global Minimum Tax (Pillar Two); o Digital Services Tax;

○	Technical amendments to Goods and Services Tax / Harmonized Sales Tax (GST/HST) rules for financial institutions;

○	Enhancements to the vaping product taxation framework;

○	Tax-exempt sales of motive fuels for export;

○	Excessive Interest and Financing Expenses Limitations;

○	Extending the quarterly duty remittance option to all licensed cannabis producers;

○	Revised Luxury Tax draft regulations to provide greater clarity on the tax treatment of luxury items; and,

○	Proposed amendments to implement technical tax amendments to the Income Tax Act and the Income Tax Regulations.

-	Legislative amendments to implement changes discussed in the transfer pricing consultation paper released on June 6, 2023.

-	Tax measures announced in Budget 2023, including:

○	The Dividend Received Deduction by Financial Institutions;

○	The Clean Hydrogen Investment Tax Credit;

○	The Clean Technology Manufacturing Investment Tax Credit; and,

○	The Clean Electricity Investment Tax Credit.

-	Legislative proposals released on August 9, 2022, including with respect to the following measures:

○	Substantive Canadian-Controlled Private Corporations;

○	Technical amendments to the Income Tax Act and Income Tax Regulations not yet enacted; and,

○	Remaining legislative and regulatory proposals relating to the Goods and Services Tax/Harmonized Sales Tax, excise levies and other taxes and charges announced in the August 9, 2022 release.

-	Legislative proposals released on April 29, 2022, with respect to Hybrid Mismatch Arrangements.

-	Legislative proposals released in Budget 2021 with respect to the Rebate of Excise Tax for Goods Purchased by Provinces.

-	Regulatory proposals released in Budget 2021 related to information requirements to support input tax credit claims under the Goods and Services Tax/Harmonized Sales Tax.

-	The income tax measure announced on December 20, 2019, to extend the maturation period of amateur athlete trusts maturing in 2019 by one year, from eight years to nine years.

The 2023 Fall Economic Statement also reaffirms the government’s commitment to move forward as required with other technical amendments to improve the certainty and integrity of the tax system.

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